SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2012

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant's name into English)

LAURENCE POUNTNEY HILL,
LONDON, EC4R 0HH, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enclosures: Prudential plc 2011 FY results - Business Review

NEWS RELEASE

                                                                                                                                                       PRUDENTIAL PLC
                                                                                                                                                       GROUP COMMUNICATIONS
                                                                                                                                                       12 ARTHUR STREET
                                                                                                                                                       LONDON EC4R 9AQ
                                                                                                                                                       TEL 020 7220 7588
                                                                                                                                                       FAX 020 7548 3725
                                                                                                                                                       www.prudential.co.uk

13 March 2012

PRUDENTIAL PLC 2011 FULL YEAR RESULTS

ASIA DRIVES PROFITABLE GROWTH AND CASH

IFRS:
•	Operating profit of £2,070 million, up 7 per cent
•	Asia life insurance business operating profit of £709 million, up 32 per cent, for the first time the largest contributor to Group operating profit
•	Total profit before tax of £1,943 million, up 33 per cent
•	Shareholders' funds of £9.1 billion, up 14 per cent

New Business:
•	EEV new business profit of £2,151 million, up 6 per cent
•	Asia EEV new business profit of £1,056 million, up 22 per cent (excluding India)

Embedded Value:
•	Operating profit of £3,978 million, up 8 per cent
•	Asia life insurance business operating profit1 of £1,764 million, up 22 per cent
•	Shareholders' funds of £19.6 billion, up 8 per cent, equivalent to 771 pence per share

Capital & Dividend:
•	Underlying free surplus generation up 16 per cent to £1,983 million
•	Net remittances from business operations up 18 per cent to £1,105 million; Asia net cash remittance of £206 million
•	Insurance Groups Directive (IGD) capital surplus estimated at £4.0 billion; solvency requirements covered 2.75 times
•	Investment in new business of £553 million, a decrease of 14 per cent
•	2011 full year dividend increased by 5.6 per cent to 25.19 pence per share, from the new higher base established at full year 2010
•	Minimal direct exposure to PIIGS sovereign and bank debt

Commenting on the results, Tidjane Thiam, Group Chief Executive, said:

"Prudential has delivered another strong performance in 2011 led by Asia, where our life insurance business1 for the first time became the single largest contributor2 to our Group IFRS operating profit. Since 2008, Asia's contribution to this benchmark profit measure has almost trebled from £257 million to £709 million.

1 Excluding Eastspring Investments, development costs and Asia regional head office expenses.
2 If long-term business is considered separately from asset management and UK general insurance commission.
3 Attributable to shareholders.
4 Free surplus generated from in-force business net of amounts invested in new business.
5 Portugal, Italy, Ireland, Greece, Spain

"As a Group, we have continued to grow across our key metrics of IFRS, new business profit and cash while maintaining a robust capital position. This performance has been achieved against both a more challenging global economy in 2011 and the demanding comparator of 2010, our best year ever until now. In line with our strategy of value optimisation and capital conservation, higher sales and higher profit in 2011 have been achieved while consuming less capital in both relative and absolute terms than in 2010.

"The heart of our strategy remains Asia, where our positive momentum has been maintained in 2011, with total IFRS operating profit up 30 per cent and a cash remittance to the Group of £206 million. Asia is generating both growth and cash and our focus on the fast-growing markets of South-East Asia continues to pay off. In the US, Jackson is one of the leading providers of variable annuities in the world's largest retirement market. Compared to 2010, we have continued to grow our sales profitably while increasing cash generation, with new business profit up 7 per cent and new business margin at a level significantly above historic levels. In the UK, we continued to focus on value over volume and on increased IFRS operating profit. In asset management, both M&G and our business in Asia have seen continued net inflows and record IFRS operating profit.

"We remain on track to deliver the 2013 profit growth and cash generation objectives we announced in December 2010. In this uncertain macroeconomic environment, our clear strategy and the strength of our products and distribution - combined with our balanced portfolio of businesses and market-leading positions in Asia - mean we are well positioned to deliver continued relative outperformance in the medium-term."

Contact:

Media		Investors/Analysts
Jonathan Oliver	+44 (0)20 7548 3719	David Collins	+44 (0)20 7548 2871
Robin Tozer	+44 (0)20 7548 2776	Amit Deshpande	+44 (0)20 7548 2290

Notes to Editors:

1.
The results in this announcement are prepared on two bases: International Financial Reporting Standards (IFRS) and European Embedded Value (EEV). The IFRS basis results form the basis of the Group's statutory financial statements. The supplementary EEV basis results have been prepared in accordance with the European Embedded Value principles issued by the CFO Forum of European Insurance Companies in May 2004 and expanded by the Additional Guidance on EEV disclosures published in October 2005. Where appropriate the EEV basis results include the effects of IFRS. Period on period percentage increases are stated on an actual exchange rate basis.

2.	Annual premium equivalent (APE) sales comprise regular premium sales plus one-tenth of single premium insurance sales.

3.
Operating profits are determined on the basis of including longer-term investment returns. EEV and IFRS operating profits are stated after excluding the effect of short-term fluctuations in investment returns against long-term assumptions and the shareholders' share of actuarial and other gains and losses on defined benefit pension schemes. The operating profit based on longer-term investment returns for 2010 also excludes costs associated with the terminated AIA transaction and the gain arising upon the dilution of the Group's holding in PruHealth. In addition, for EEV basis results, operating profit based on longer-term investment returns excludes the effect of changes in economic assumptions and the mark to market value movement on core borrowings.

4.
There will be a conference call today for media at 09.15am GMT hosted by Tidjane Thiam, Group Chief Executive. UK dial-in telephone number: +44 (0)20 3140 0668, Hong Kong dial-in telephone number: +852 3060 9173, Passcode: 906393#.

5.	A presentation to analysts will be webcast live at 12.30pm GMT from UBS, 1 Finsbury Avenue, London, EC2M 2PP. This can be viewed live, and as a replay, on the corporate website via the link below:
www.prudential.co.uk/prudential-plc/investors/resultspresentations/resultsday/

Alternatively, a dial-in facility will be available to listen to the presentation: please allow time ahead of the presentation to join the call (lines open half an hour before the presentation is due to start, ie from 12.00pm GMT) Dial-in: +44 (0)20 8817 9301, Playback: +44 (0)20 7769 6425, Passcode: 6853865#. This will be available from approximately 3.30pm GMT on 13 March 2012 until 11.59pm GMT on 20 March 2012.

A copy of this announcement can be found at www.prudential.co.uk/prudential-plc/media

6.	High resolution photographs are available to the media free of charge at www.prudential.co.uk/prudential-plc/media/media_library

7.	Total number of Prudential plc shares in issue as at 31 December 2011 was 2,548,039,330.

8.	2011 Full Year Dividend

Ex-dividend date	28 March 2012 (UK, Ireland and Singapore shareholders) 29 March 2012 (Hong Kong shareholders)
Record date	30 March 2012
Payment of dividend	24 May 2012 (UK, Ireland and Hong Kong shareholders) On or about 31 May 2012 (Singapore shareholders) 1 June 2012 (ADR holders)

9.	About Prudential plc
Prudential plc is incorporated in England and Wales, and its affiliated companies constitute one of the world's leading financial services groups. It provides insurance and financial services through its subsidiaries and affiliates throughout the world. It has been in existence for over 160 years and has £351 billion in assets under management (as at 31 December 2011). Prudential plc is not affiliated in any manner with Prudential Financial, Inc, a company whose principal place of business is in the United States of America.

10.	Forward-Looking Statements
This document may contain 'forward-looking statements' with respect to certain of Prudential's plans and its goals and expectations relating to its future financial condition, performance, results, strategy and objectives. Statements that are not historical facts, including statements about Prudential's beliefs and expectations, are forward-looking statements. These statements are based on plans, estimates and projections as at the time they are made, and therefore undue reliance should not be placed on them. By their nature, all forward-looking statements involve risk and uncertainty. A number of important factors could cause Prudential's actual future financial condition or performance or other indicated results to differ materially from those indicated in any forward-looking statement. Such factors include, but are not limited to, future market conditions, fluctuations in interest rates and exchange rates, and the performance of financial markets generally; the policies and actions of regulatory authorities, including, for example, new government initiatives related to the financial crisis and the effect of the European Union's 'Solvency II' requirements on Prudential's capital maintenance requirements; the impact of competition, inflation, and deflation; experience in particular with regard to mortality and morbidity trends, lapse rates and policy renewal rates; the timing, impact and other uncertainties of future acquisitions or combinations within relevant industries; the impact of changes in capital, solvency standards or accounting standards, and tax and other legislation and regulations in the jurisdictions in which Prudential and its affiliates operate; and the impact of legal actions and disputes. These and other important factors may for example result in changes to assumptions used for determining results of operations or re-estimations of reserves for future policy benefits. Further discussion of these and other important factors that could cause Prudential's actual future financial condition or performance or other indicated results to differ, possibly materially, from those anticipated in Prudential's forward-looking statements can be found under the 'Risk factors' heading in this document and the Annual Report and the 'Risk Factors' heading of Prudential's most recent annual report on Form 20-F filed with the U.S. Securities and Exchange Commission, as well as under the 'Risk Factors' heading of any subsequent Prudential Half Year Financial Report. Prudential's most recent Annual Report, Form 20-F and any subsequent Half Year Financial Report are/will be available on its website at www.prudential.co.uk.

Any forward-looking statements contained in this document speak only as of the date on which they are made. Prudential expressly disclaims any obligation to update the forward-looking statements contained in this document or any other forward-looking statements it may make, whether as a result of future events, new information or otherwise except as required pursuant to the UK Prospectus Rules, the UK Listing Rules, the UK Disclosure and Transparency Rules, the Hong Kong Listing Rules, the SGX-ST listing rules or other applicable laws and regulations.

Group Chief Executive's Report

I am pleased to report a strong performance in 2011. We announced in December 2010 clear 'Growth and Cash' objectives for 2013. 2011 has marked another year of progress towards achieving these objectives: (i) doubling 2009 Asia IFRS and new business profit by 2013, (ii) cumulative net remittances to the Group of at least £3.8 billion over 2010 to 2013 and (iii) UK, Asia and Jackson to deliver respectively £350 million, £300 million and £200 million of cash in 2013.

We have achieved two key milestones which emphasise the good progress that we have made towards these objectives.

First, our life insurance business in Asia is now the biggest contributor to Group IFRS operating profit, making it our largest business on both IFRS and EEV profitability measures. Since 2008, we have made considerable progress in translating the promise of our Asian life insurance franchise into a solid business delivering significant growth in sales but also IFRS operating profit and cash. Asia offers some of the most attractive opportunities within the global insurance market and the potential for long-term profitable growth for Prudential in the region is clear. Our focus on Asia is simply a consequence of our approach to shareholder value and capital allocation that prioritises our investment towards the markets, products and channels that offer the most profitable returns and the most attractive payback periods.

1  Excluding Eastspring Investments, development costs and Asia regional head office expenses.
2  If long-term business is considered separately from asset management and UK general insurance commission.

We have continued to make progress in Asia as measured by our primary growth metric, new business profit. Six markets have achieved new business profit growth in excess of 20 per cent in 2011. Our focus on profitable growth has not stopped us from continuing to grow our absolute and relative scale: six of our 11 Asian life insurance operations are now market leaders in terms of absolute new business sales and, excluding India, all of our markets have grown their sales in 2011.

Second, as a Group, we have enjoyed a track record of sales growth for a number of years. What is particularly pleasing in our 2011 performance is that our progress on cash has been as visible as our progress on our traditional growth agenda. All four of our business units have remitted significant amounts of cash to the Group. Achieving a balanced funding structure is one of our explicit strategic objectives, moving us away from an operating model that relied historically on our UK life business for cash generation. Our business units' ability to generate cash is possibly the best evidence that they have navigated well through the financial crisis.

Group performance
APE sales were up 6 per cent in life insurance in 2011 to £3,681 million (2010: £3,485 million). New business profit increased by 6 per cent to £2,151 million (2010: £2,028 million3) at attractive new business margins which remained stable at 58 per cent (2010: 58 per cent). Net inflows in our asset management businesses were £4.5 billion (2010: £8.9 billion) following two years of exceptionally high performance. The inflows we have generated in 2011 remain an impressive result in what was a particularly challenging year for the asset management industry due to the weak and volatile performance of global stock markets.

In executing our strategy, we are guided by three clearly defined Group-wide operating principles.

The first of these is a balanced approach to performance management across the three key measures of IFRS, EEV and cash, with an increased emphasis on IFRS and cash. As a result, in 2011, we are reporting results which show growth across all three key measures. This puts us in a strong position to continue to capture the profitable growth opportunities available in our chosen markets.

On a statutory IFRS basis, our operating profit based on longer-term investment returns increased by 7 per cent in 2011 to £2,070 million (2010: £1,941 million). IFRS shareholders' funds increased in 2011 to £9.1 billion, up 14 per cent compared to £8.0 billion as at 31 December 2010. On an EEV basis, Group operating profit based on longer-term investment returns increased by 8 per cent in 2011 to £3,978 million (2010: £3,696 million). Since 2008, we have been using free surplus as the primary indicator of our ability to generate cash and capital and at the end of 2011, free surplus increased to £3.4 billion (2010: £3.3 billion). Underlying free surplus generation was up 16 per cent to £1,983 million (2010: £1,714 million).

Second, we have focused on allocating capital to the highest return and shortest payback opportunities across the Group. This means that we focus our investment on writing new business in the areas of the market where our demanding return and payback criteria are met. In 2011, new business profit increased 6 per cent while investment in new business was £553 million (2010: £643 million3), 14 per cent lower. Since 2008, new business profit has increased 79 per cent while investment in new business has fallen 30 per cent over the same period, a material increase in capital efficiency.

Third, we take a proactive approach to managing risk across the cycle. We have transformed the capital position of the Group since 2008 with an estimated £4.0 billion of Insurance Groups Directive (IGD) capital surplus against £1.5 billion at the end of 2008. We are continuously improving our risk management process and systems to ensure that our key risks are tracked and managed both locally and centrally.

Our operating performance by business unit

Prudential Corporation Asia
Our medium and long-term growth opportunities are driven by the rapidly expanding middle class across the region, with its strong appetite for savings and protection products. Although the global economic environment has been more challenging in recent times, we continue to believe that our prospects in the region are exciting, as indicated by our commitment to double our key metrics of IFRS operating profit and new business profit between 2009 and 2013.

Across Asia, we continue to innovate both in products and technology, where our investment drives improvements in operational efficiency, helps manage persistency and ensures that we can continue to meet profitably the evolving demands of our customers. Our business is aided by a positive regulatory environment as governments in the region seek to increase insurance penetration, recognising the social role and economic benefits of life insurance as a key provider of long-term capital.

In South-East Asia, our 'sweet spot', our growth has been largely led by the rising market of Indonesia as well as the more developed economies of Hong Kong, Singapore and Malaysia. These operations are generating sustainable growth and value, supporting our investments in more emerging markets such as the Philippines, Vietnam and Thailand.

1  Excludes Japan, which ceased writing new business in 2010.
Prudential Indonesia is now our largest business in Asia across virtually all metrics and is the clear market leader in a country where the opportunities for continued growth are significant. It is a market that has low insurance penetration, of just 1 per cent. It is the world's fourth most populous country and a member of the G20. Indonesia has the largest Muslim population in the world; in Syariah products, which are compliant with Islamic law, we have a 54 per cent market share. With 142,000 licensed agents, we have the largest agency network in the country. We believe that the opportunities to further enhance our distribution scale there are significant.

In the more emerging markets, we continue to make good operational progress, and over time expect to see a steadily increasing contribution to growth and profits from our businesses in these territories. The Philippines provides a good illustration of these trends. Our business had excellent APE sales growth of 30 per cent, helping it leapfrog from third place to become this rapidly developing country's largest life insurance provider in terms of new business, a very creditable achievement in this highly competitive market.

As previously indicated, the market in India has been challenging since the fourth quarter of 2010 due to significant regulatory reforms across the industry in that year. We are now coming out of this difficult period, a year after the reform, and our joint venture with ICICI continues to be the leading private sector player. In the fourth quarter of 2011, our sales increased notably, demonstrating that our business in India is gathering some momentum. We remain confident about the long-term prospects of that market as we train our extensive agency force to sell a new product suite.

Central to our success in Asia is distribution. Agency continues to be our largest distribution channel, consistent with our customers' preference for face-to-face contact when buying life, health and protection products. In addition, and in parallel, Prudential has a number of highly successful bancassurance partnerships across the region. Our distribution through bank branches complements well our agency distribution and gives us a broader and more diversified footprint. These partnership agreements include regional relationships with international banks such as Standard Chartered, which this year was extended to an 11th country, the Philippines, and local banks such as E.Sun in Taiwan. 2011 has been the first full year in our relationship with UOB. We have already extended our relationship beyond the three original markets of Singapore, Thailand and Indonesia to include Malaysia and China. This partnership has contributed materially to our strong performance, notably in Singapore where APE sales were up 34 per cent, new business profit up 25 per cent and IFRS operating profit up 29 per cent.

Prudential Corporation Asia's delivery of both profitable growth and cash has validated the central element of the Group's strategy, to focus on the region as a means to deliver sustainable shareholder value.

Jackson National Life Insurance Company (Jackson)
In the United States, the transition of the 'baby boomer' generation from employment to retirement which became visible around 2005-2006 is now firmly underway. Over the next 20 years, more than 10,000 people a day will reach retirement age in the US and these individuals will look to the insurance industry among others to help them convert their accumulated wealth into a steady stream of retirement income.

Jackson's strategy focuses on capturing this opportunity while balancing value, volume, capital efficiency, cash generation, balance sheet strength and strict pricing discipline. Our capital has primarily been directed towards higher-margin and more capital-efficient variable annuities. Our approach to pricing and hedging is conservative and enables us to mitigate the impact of macroeconomic challenges and ensure that we are able to meet our commitments to our customers.

Policyholder behaviour across our book of in-force policies continues to trend in line with our assumptions. Jackson is financially strong, with a risk-based-capital ratio of 429 per cent at the end of 2011, after paying a large remittance to the Group in June 2011.

In the US, customers and distributors are attracted by Jackson's track record of financial discipline and strong credit rating. We implemented a number of changes in 2010 and 2011 to proactively manage our sales levels, to comply with revised regulations, enhance risk management flexibility and increase profitability. Our monthly variable annuity sales declined from September 2011 onwards from the peak levels seen in the early summer as a result of, first, a number of proactive changes we made to manage the balance between growth, capital and profitability and second, the performance of US equity markets in the period. We have continued to write our business at attractive internal rates of return (IRRs) throughout the year.

Looking ahead, variable annuity sales volumes are likely to continue to show a good degree of correlation with the performance of the S&P 500 index and will also be impacted by our competitors' behaviour. Our approach will continue to focus on profitability ahead of sales. Our disciplined approach to pricing will remain unchanged as we continue to manage conservatively the balance of risk and returns. Prudential shareholders are seeing the benefits of Jackson's counter-cyclical expansion in variable annuities following the financial crisis as Jackson was able to remit £322 million in 2011, the largest net remittance it has ever paid to the Group.

1 Source: US Census Bureau

Prudential UK
Like Jackson in the US, Prudential UK is well positioned to help British 'baby-boomers' as they approach retirement. In the UK, like our other chosen markets, in terms of new business, we focus on the lines of business where we have a clear competitive advantage and can generate attractive returns on capital invested; and we manage our in-force book for value.

Our performance in 2011 shows we continue to be a market leader both in individual annuities and in with-profits products. In individual annuities, we registered a decrease in our sales as we continued to proactively control capital consumption. The strength and performance track record of Prudential UK's With-Profits Fund is widely recognised. Despite the market volatility in 2011, with-profits customers' policy values were augmented by a total of £2.1 billion. Our customers continue to benefit from solid returns and the security offered by the large inherited estate. Our results in 2010 benefited from a large bulk annuity contract. There were no similar opportunities of comparable size which met our strict value criteria so our level of activity in that segment was materially reduced.

At the end of 2010, the business announced a number of cost-saving initiatives to reduce costs by £75 million per annum by the end of 2013. We remain on track to achieve this objective.

Asset management
Our asset management businesses have continued to perform well, with M&G IFRS operating profit exceeding £300 million. Our fund managers have a strong track record of outperforming their respective benchmarks and our performance track record has driven another good year for net inflows in what was a challenging environment for the industry. Over the last four years, M&G has risen from being the fifth largest player in the UK retail market in terms of funds under management to now being the second largest, and our UK retail assets have almost trebled over this period to over £35 billion.

After two successive years of extremely high net sales, it was our expectation that net fund flows would revert closer to historic levels in 2011. This was amplified by the macroeconomic environment in Continental Europe, particularly in the second half. However, in the UK, sales remain strong, demonstrating M&G's strength across asset classes and distribution channels. As at December 2011, we have been number one in retail sales for 13 consecutive quarters.

Regarding our asset management activities in Asia, we announced in November 2011 that our Asian asset management business would be rebranded Eastspring Investments. It is already a market-leading onshore third party fund management business. This new branding will enable it to establish a more cohesive regional presence, and to market its Asian expertise in Europe and North America. The business had a good year, growing profits by over 11 per cent in spite of a challenging environment characterised by weak stock market performance and the impact of the natural disaster in Japan.

Capital and risk management
Proactive and disciplined management and allocation of capital are the foundations of a robust balance sheet and remain critical in the current economic and financial environment. Using the regulatory measure of the Insurance Groups Directive (IGD), before allowing for the final dividend, our Group capital surplus at 31 December 2011 was estimated at £4.0 billion (2010: £4.3 billion). The Group's required capital is covered 2.75 times.

Solvency II, which is currently anticipated to be implemented from 1 January 2014, represents a major overhaul of the capital adequacy regime for European insurers. We are supportive in principle of the development of a more risk-based approach to capital but we have concerns about the potential consequences of some aspects of the Solvency II regime under consideration. With the continued delays to policy development, the final outcome of Solvency II remains uncertain. We are continuing to engage directly with our peers, policymakers and regulators so that the industry ultimately operates under a fair, effective and reasonable capital adequacy regime. Lack of certainty over the policy content and timetable continues to impede the industry's ability to prepare fully for the new regime.

Therefore, in parallel to continuing our preparation for eventually implementing the Solvency II rules, we also evaluate actions to mitigate the possible negative effects. We regularly review the range of options available to us to maximise the strategic flexibility of the Group. Among these options is consideration of optimising the Group's domicile, including as a possible response to an adverse outcome on Solvency II.

Dividend
In light of the continued strong performance of the business and our focus on a growing dividend, the Board has recommended a final dividend of 17.24 pence per share (2010: 17.24 pence), giving a full 2011 dividend of 25.19 pence (2010: 23.85 pence), representing an increase of 5.6 per cent over 2010.

1 Source: Fundscape. (Q4 issue, February 2012). The Pridham Report. Fundscape LLP

The Board will maintain its focus on delivering a growing dividend, which will continue to be determined after taking into account the Group's financial flexibility and our assessment of opportunities to generate attractive returns by investing in specific areas of the business. The Board believes that in the medium-term a dividend cover of around two times is appropriate.

Outlook
We continue to believe our long-term success rests on our substantial presence in fast-growing economies across Asia. Our chosen markets benefit from solid economic growth, increasing wealth, favourable demographics - particularly a rapidly expanding middle class - with significant and increasing health and protection demands.

We expect Jackson to continue to benefit from the opportunity created by the transition of the 'baby boomers' into retirement and to make significant remittances to the Group. Our UK life operations should continue in 2012 to deliver significant remittances to the Group and maintain their balance sheet strength. Our asset management businesses, M&G and Eastspring Investments should continue to support our strategy, providing both profitable growth and cash.

The Group's results are a clear sign of the success of our strategy of focusing our energies and capital on the most attractive opportunities and we are in a strong position to continue to deliver relative outperformance in the medium-term. We have made a positive start to 2012 and over the course of the year we expect to continue to make progress towards our 2013 'Growth and Cash' objectives.

Financial highlights

Life APE new business sales, profits and investment in new business

	2011			2010			Change
	Sales	NBP(a)	Free surplus invested in new business	Sales	NBP(a)	Free surplus invested in new business	Sales change	NBP change	Free surplus invest-ment change
	£m	£m	£m	£m	£m	£m	%	%	%
Asia(b)	1,660	1,076	297	1,501	902	278	11	19	7
US	1,275	815	202	1,164	761	300	10	7	(33)
UK	746	260	54	820	365	65	(9)	(29)	(17)
Total Group	3,681	2,151	553	3,485	2,028	643	6	6	(14)
(a) New Business Profit (NBP)
(b) Asia amounts exclude Japan, which ceased writing new business in 2010.

New business profit (NBP) margin, IRRs and payback periods

	2011			2010
	NBP		Payback	NBP		Payback
	margin	IRR(b)	period	margin	IRR(c)	period
	%	%	(years)%		%	(years)
Asia(b)	65	>20	3	60	>20	3
US	64	>20	1	65	>20	1
UK	35	>20	4	45	>20	4
Total Group	58	>20	2	58	>20	2
(b) Asia amounts exclude Japan, which ceased writing new business in 2010.
(c) IRR = Internal Rate of Return

Shareholder-backed policyholder liabilities and net liability flows

2011	2010	Change
Shareholder-backed	Shareholder-backed	Shareholder-backed
Policyholder liabilities	Net liability flows(d)	Policyholder liabilities	Net liability flows(d)	Policyholder liabilities	Net liability flows
£m	£m	£m	£m	%	%
Asia	18,269	1,839	17,716	1,298	3	42
US	69,189	7,824	60,523	7,368	14	6
UK	46,048	(657)	43,944	1,029	5	(164)
Total Group	133,506	9,006	122,183	9,695	9	(7)
(d) Defined as movements in shareholder-backed policyholder liabilities arising from premiums (net of charges), surrenders, maturities and deaths.

Asset management net inflows and profitability

Net in-flows	IFRS operating profit	External funds under management
2011	2010	Change	2011	2010	Change	2011	2010	Change
£m	£m	%	£m	£m	%	£m	£m	%
M&G	4,385	9,105	(52)	357	284	26	91,948	89,326	3

Total asset management	4,506	8,890	(49)	461	378	22	111,169	111,374	-
Total asset management (ex MMF)(e)	5,018	10,942	(54)
(e) Excludes Asia Money Market Fund (MMF) net flows of negative £512 million (2010: negative £2,052 million).

Operating profit based on longer-term investment returns - IFRS

	2011		2010		Change
	Long-term	Total	Long-term	Total	Long-term	Total
	£m	£m	£m	£m	%	%
Asia	709	789	536	608	32	30
US	694	718	833	855	(17)	(16)
UK	683	1,080	673	1,003	1	8
Other income and expenditure (f)	(5)	(517)	(4)	(525)	25	(2)
Total Group	2,081	2,070	2,038	1,941	2	7
(f) Including Solvency II implementation costs, restructuring costs, Asia development costs, Asia Regional Head Office costs and in 2011 the impact of the RPI to CPI inflation measure change for defined benefit pension schemes.

Operating profit based on longer-term investment returns - EEV

	2011		2010		Change
	Long-term	Total	Long-term	Total	Long-term	Total
	£m	£m	£m	£m	%	%
Asia	1,764	1,844	1,450	1,522	22	21
US	1,431	1,455	1,458	1,480	(2)	(2)
UK	853	1,250	936	1,266	(9)	(1)
Other income and expenditure (g)	(5)	(571)	(4)	(572)	25	-
Total Group	4,043	3,978	3,840	3,696	5	8
(g) Including Solvency II implementation costs, restructuring costs, Asia development costs, Asia Regional Head Office costs, and in 2011 the impact of the RPI to CPI inflation measure charge for defined benefit pension schemes.

Basic earnings per share - based on operating profit after tax and non-controlling interest(h)
	2011	2010	Change%
IFRS	63.9 p	62.0 p	3
EEV	115.7 p	106.9 p	8
(h) 2010 excludes an exceptional tax credit of £158 million which primarily relates to the impact of a settlement agreed with the UK tax authorities.

Underlying free surplus generated (i)

	2011		2010		Change
	Long-term	Total	Long-term	Total	Long-term	Total
	£m	£m	£m	£m	%	%
Asia	410	472	326	383	26	23
US	748	764	614	627	22	22
UK	449	747	464	704	(3)	6
Total Group	1,607	1,983	1,404	1,714	14	16
(i) Underlying free surplus generated comprises underlying free surplus generated from the Group's long-term business (net of investment in new business) and asset management operations.

Cash remitted by the business units to the Group

	2011		2010		Change
	Long-term	Total	Long-term	Total	Long-term	Total
	£m	£m	£m	£m	%	%
Asia	239	206	267	233	(10)	(12)
US	322	322	80	80	303	303
UK	268	577	388	622	(31)	(7)
Total Group	829	1,105	735	935	13	18

Cash and capital

	2011	2010	Change%
Dividend per share relating to the reporting period	25.19 p	23.85 p	6
Holding company cash and short-term investments	£1,200 m	£1,232m	(3)
IGD capital surplus before final dividend(j)	£4.0 bn	£4.3bn	(7)
(j) Estimated.

Group shareholders' funds (including goodwill attributable to shareholders)

	2011	2010	Change
	£	£	%
IFRS	£9.1 bn	£8.0bn	14
EEV	£19.6 bn	£18.2bn	8

	2011	2010
	%	%
Return on IFRS shareholders' funds(k), (l)	20	27
Return on embedded value (k), (m)	16	19
(k) 2010 includes the effect of an exceptional tax credit of £158 million which primarily relates to the impact of a settlement agreed with the UK tax authorities.
(l) IFRS operating profit after tax and non-controlling interests as percentage of opening IFRS shareholders' funds. 2010 return excluding the effect of the tax settlement was 25 per cent.
(m) EEV operating profit after tax and non-controlling interests as percentage of opening EEV shareholders' funds. 2010 return excluding the effect of the tax settlement was 18 per cent.

	2011	2010	Change%
EEV shareholders' funds per share (including goodwill attributable to shareholders)	771 p	715 p	8
EEV shareholders' funds per share (excluding goodwill attributable to shareholders)	713 p	658 p	8

Chief Financial Officer's Overview

2011 was a productive year for Prudential during which we delivered strong performance across all of our key metrics and made clear progress towards our 2013 'Growth and Cash' financial objectives. At a Group level, the key headlines show that EEV new business profit ('new business profit') increased by 6 per cent to £2,151 million (2010: £2,028 million), IFRS operating profit based on longer-term investment returns ('IFRS operating profit') increased by 7 per cent to £2,070 million (2010: £1,941 million) and underlying free surplus generation increased by 16 per cent to £1,983 million (2010: £1,714 million). These results were delivered during a particularly challenging macroeconomic environment and are testament to the quality of our franchises across Asia, the US and the UK.

Growth
In life insurance, new business profit was up 6 per cent to £2,151 million (2010: £2,028 million1) on APE sales in 2011 of £3,681 million (2010: £3,485 million1) resulting in a new business margin of 58 per cent (2010: 58 per cent1). The growth in both sales and new business profit was achieved while investing 14 per cent less capital than last year, reflecting our disciplined approach to optimising the balance between value creation and capital utilisation and our ongoing focus on those products and geographies with the highest returns and shortest payback periods.

Asia produced new business profit of £1,076 million (2010: £902 million1) and APE sales of £1,660 million (2010: £1,501 million1) up 19 per cent and 11 per cent respectively on the previous year. Our new business margin increased from 60 per cent to 65 per cent in 2011 driven by favourable country mix with a particularly strong performance in Indonesia, which is now the largest contributor to virtually all of our key financial metrics in Asia.

Jackson delivered new business profit of £815 million (2010: £761 million) up 7 per cent compared to 2010 based on APE sales of £1,275 million (2010: £1,164 million). Our new business margin in the US remains attractive at 64 per cent (2010: 65 per cent). We continued to focus on variable annuities over the course of 2011 and APE sales in this product line grew by 15 per cent to £1,091 million (2010: £948 million). We remain a top three player in US variable annuities and continue to balance value, risk and capital.

In the UK, we delivered new business profit of £260 million (2010: £365 million) and total APE sales of £746 million (2010: £820 million), down 29 per cent and 9 per cent respectively. These declines are primarily due to the level of bulk annuity activity achieved in 2010, which was not repeated in 2011, as there were fewer attractive opportunities to deploy our capital in that segment of the market. At a retail level, we delivered new business profit of £231 million (2010: £257 million) and APE sales of £712 million (2010: £725 million) as we continue to apply our value over volume approach, focusing on the product lines that produce the most attractive IRRs and payback periods. In 2011 we delivered a retail new business margin of 32 per cent, down from 35 per cent in 2010 due to lower volumes of higher margin individual annuities.

Across our life insurance businesses we grew our shareholder-backed policyholder liabilities by £11.3 billion in 2011 to £133.5 billion. This increase was driven by £9.0 billion of net inflows with the balance principally coming from foreign exchange and investment related movements.

1 Excludes Japan which ceased writing new business in 2010.
2 Source: Annuity Specs

In asset management, we have delivered £4.5 billion of net inflows over 2011 (2010: £8.9 billion). This is a good performance in what was a challenging year for asset managers. At the end of 2011, our total funds under management were £351 billion, of which £111 billion are external assets. M&G produced £4.4 billion (2010: £9.1 billion) of net inflows in the period (£3.9 billion retail, £0.5 billion institutional), an excellent result given the market backdrop. M&G has ranked number 1 in the UK retail market for gross and net sales over the last 13 consecutive quarters based on data to the end of December 2011. At 31 December 2011 it had external funds under management of £91.9 billion, 3 per cent higher than at the beginning of the year. External funds comprise £44.2 billion (2010: £42.5 billion) of retail and £47.7 billion (2010: £46.8 billion) of institutional assets. Adding these funds to internal amounts, M&G's total funds under management were £201.3 billion. Eastspring Investments reported retail and institutional net inflows of £633 million in 2011 (2010: £1.8 billion). At the end of 2011, Eastspring Investments had £50.3 billion of funds under management, of which £19.2 billion were external assets.

Profitability
Group IFRS operating profit increased by 7 per cent to £2,070 million (2010: £1,941 million) and Group EEV operating profit based on longer-term investment returns ('EEV operating profit') by 8 per cent to £3,978 million (2010: £3,696 million) equivalent to an annualised return on embedded value of 16 per cent. The contribution to these metrics from each business operation and each source is more balanced than at any previous time in the Group's history, greatly enhancing both the quality and the resilience of the Group's earnings.

The continued growth in the profits of our Asian life insurance business was one of the highlights of our 2011 results, as Asia passed an important milestone becoming the largest contributor to Group IFRS operating profit. Asia's long-term business IFRS operating profit was up 32 per cent in 2011 to £709 million (2010: £536 million) with particularly strong performances coming from our businesses in Indonesia, Singapore and Hong Kong. We continue to see significant opportunities to grow both the size and the productivity of our distribution channels across South-East Asia while maintaining good penetration of high margin health and protection insurance, and this should aid strong ongoing IFRS performance. Asia's long-term EEV operating profit, a measure of the economic value creation in the year, grew by 22 per cent in 2011 to £1,764 million (2010: £1,450 million) further underlining the creation of sustainable value by these operations.

In the US, long-term business IFRS operating profit was down 17 per cent in 2011 to £694 million (2010: £833 million). This reduction was due to the expected accounting impact of accelerated deferred acquisition cost (DAC) amortisation of £232 million (2010: £11 million), which masked an underlying improvement in earnings. Excluding this effect, Jackson's earnings continued to grow during 2011 reflecting the rising asset base which generates both higher revenues and scale economies. Fee income increased by 34 per cent from £506 million in 2010 to £680 million in 2011 as a result of the strong growth in separate account asset balances which at 31 December 2011 were 23 per cent higher at £38 billion (2010: £31 billion) reflecting strong net inflows in variable annuities. Spread income (including the expected return on shareholders' assets) was £813 million in 2011 (2010: £817 million) and the average spread margin that we earned on general account liabilities increased from 243 bps in 2010 to 258 bps in 2011. The general account closed the period with policyholder liabilities of £31 billion (2010: £29 billion). Jackson's long-term EEV operating profit decreased by 2 per cent in 2011 to £1,431 million (2010: £1,458 million).

In the UK long-term business IFRS operating profit was up by 1 per cent from £673 million in 2010 to £683 million in 2011, despite 2010 benefitting from a single large bulk annuity deal, which contributed £63 million to the result (2011: £23 million). Our UK business continues to focus on the sustained delivery of IFRS profits. The strength of the with-profits fund, which currently has a surplus estate of £6.1 billion, provides a secure platform to support future IFRS profits and cash generation. EEV operating earnings reduced by 9 per cent in 2011 to £853 million (2010: £936 million), principally reflecting the reduction in new business profits discussed above.

In asset management IFRS operating profit was up 22 per cent to £461 million compared to £378 million in 2010. M&G (including Prudential Capital) delivered a record performance growing IFRS operating profit by 26 per cent to £357 million (2010: £284 million) due to rising revenues which increased by 15 per cent on the prior year and a lower cost-income ratio of 60 per cent (2010: 63 per cent). Eastspring Investments produced a good performance as rising revenues and a fall in the cost-income ratio to 62 per cent (2010: 64 per cent) drove IFRS operating profit higher by 11 per cent to £80 million (2010: £72 million).

Capital generation
We take a disciplined approach to capital allocation across the Group. Over the last few years we have taken several important steps to improve the efficiency and effectiveness of the capital allocation process, emphasizing an unbiased focus on the products and geographies with the most attractive profitability characteristics. This has improved not only our returns on capital invested but also our capital strength and capital fungibility. In 2011 we have continued to produce significant amounts of free capital, which we measure as free surplus generated.

1 Source: Fundscape. (Q4 issue, December 2011). The Pridham Report. Fundscape LLP.
2  If long-term business is considered separately from asset management and UK general insurance commission.

In 2011, we generated £2,536 million of underlying free surplus before reinvestment in new business from our life in-force and asset management businesses, up 8 per cent from £2,359 million in 2010. We reinvested £553 million of the free surplus generated in the period into writing new business. The majority of this reinvestment (£297 million) was into Asia, which remains the primary destination for investment within the Group. In the US, we invested £202 million in new business with a continued emphasis on variable annuities as we capitalised on the 'baby boomer' demand for the product and a weakened competitive environment following the financial market challenges of the last few years.  In the UK, we invested £54 million in new business and our product focus remains annuities and with-profits bonds. The IRRs on this invested capital were more than 20 per cent in Asia, the US, and the UK; with payback periods of 3 years, 1 year and 4 years respectively.

Of the remaining free surplus generated after reinvestment in new business, £1,105 million was remitted from the business units to Group. This cash was used to meet central costs of £195 million, service net interest payments of £282 million and meet dividend payments of £642 million. Furthermore, an aggregate £205 million was paid to secure new distribution agreements in Asia and to the UK tax authorities following the settlement reached in 2010.

The remaining free surplus generated in the period was retained within our businesses and this has bolstered local capital ratios. The total free surplus balance deployed across our life and asset management operations increased from £3,338 million at the beginning of the period to £3,421 million at the end of the period.

'Growth and Cash' financial objectives
The following discussion contains forward-looking statements that involve inherent risks and uncertainties. Prudential's actual future financial condition or performance or other indicated results may differ materially from those indicated in any such forward-looking statement due to a number of important factors (including those discussed under the heading 'Risk factors' in this document). See the discussion under the heading 'Forward-looking statement' at the front of this document.

At our 2010 investor conference entitled 'Growth and Cash' we announced new financial objectives demonstrating our confidence in continued rapid growth in Asia, and increasing levels of cash remittances from all of our businesses. These objectives were defined as follows:
(i)	Asia growth and profitability objectives:
To double the 2009 value of IFRS life and asset management pre-tax operating profit in 2013 (2009: £465 million); and
To double the 2009 value of new business profits in 2013 (2009: £713 million).

(ii)	Business unit cash remittance objectives1:
Asia to deliver £300 million of net cash remittance to the Group in 2013 (2009: £40 million);
Jackson to deliver £200 million of net cash remittance to the Group in 2013 (2009: £39 million); and
UK to deliver £350 million of net cash remittance to the Group in 2013 (2009: £284 million).

(iii)	Cumulative net cash remittances1:
All business units in aggregate to deliver cumulative net cash remittances of at least £3.8 billion over the period 2010 to end-2013. These net remittances are to be underpinned by a targeted level of cumulative underlying free surplus generation of £6.5 billion over the same period.

As mentioned in the Group Chief Executive's Report we believe we remain on track to achieve these objectives. Below we set out in more detail our progress towards these objectives based on our results in 2011.

1 The objectives assume current exchange rates and a normalised economic environment consistent with the economic assumptions made by Prudential in calculating the EEV basis supplementary information for the half-year ended 30 June 2010. They have been prepared using current solvency rules and do not pre-judge the outcome of Solvency II, which remains uncertain.
2 Representing the underlying remittances excluding the £150 million impact of proactive financing techniques used to bring forward cash emergence of the in-force book during the financial crisis.

Asia profitability objectives

	Actual					Objective
	2009	2010	2011	Change (over 2010)	Change (since 2009)	2013
	£m	£m	£m	%	%	£m

Value of new business	713	901	1,076	19	51	1,426

IFRS operating profit*	465	604	784	30	69	930

Business unit net remittance objectives
	Actual					Objective
	2009	2010	2011			2013
	£m	£m	£m			£m
Asia**	40	233	206			300
Jackson***	39	80	322			200
UK†	434	420	297			350
M&G‡	175	202	280
Total	688	935	1,105

Objectives for cumulative period 1 January 2010 to 31 December 2013
							Percentage
					Actual	Objective	achieved
					1 Jan 2010 to 31 Dec 2011	1 Jan 2010 to 31 Dec 2013	At 31 Dec 2011
					£m	£m	%
Cumulative net cash remittances from 2010 onwards					2,040	3,800	54%
Cumulative underlying group free surplus generation (which is net of investment in new business)					3,697	6,500	57%

* Total Asia operating profit from long-term business and Eastspring Investments after development costs.
** Net remittances from Asia in 2010 included a one-off remittance of £130 million, representing the accumulation of historic distributable reserves.
*** Net remittances from Jackson include £122 million in 2011 representing releases of excess surplus to Group.
† In 2009, the net remittances from the UK include the £150 million arising from the pro-active financing techniques used to bring forward cash emergence of the in-force book during the financial crisis. The 2010 net remittances include an amount of £120 million representing the releases of surplus and net financing payments.

‡ Including Prudential Capital.

In 2011 net remittances from business operations increased to £1,105 million. All of our businesses are now remitting considerable amounts of cash to Group and this is in line with our strategy as we seek to move away from the historical reliance on the UK. Jackson delivered the largest increase in net remittances during 2011 as we began to reap the rewards of our post-financial crisis expansion in variable annuities. It is testament to the quality of what Jackson has achieved in recent years that it can pay such a large remittance while financing growth and maintaining a strong RBC ratio, which at the end of 2011 was 429 per cent. Remittances from the UK life operations continue to be underpinned by the with-profits business but also reflect positive cash-flows from the shareholder-backed business. M&G delivered a large increase in net remittances reflecting its highly profitable growth and its 'capital-lite' business model that facilitates a high dividend payout ratio from its earnings. Asia's remittances were also very strong in 2011 as it matures into an increasingly cash generative business reaping the rewards of its significant growth and its health and protection product focus.

Against the cumulative 2010 to 2013 target of £3.8 billion, by the end of 2011 a total of £2,040 million has been remitted by business operations. We remain confident of achieving this target. Our confidence is underpinned by the strong underlying free surplus generation of our businesses which, by the end of 2011, had generated a total of £3.7 billion against our 2010 to 2013 cumulative target of £6.5 billion.

Capital position, financing and liquidity
The Group has continued to maintain a strong capital position. At 31 December 2011, our IGD surplus is estimated at £4.0 billion (2010: £4.3 billion), with coverage a very strong 2.75 times the requirement. All of our subsidiaries maintain strong capital positions at the local regulatory level. As mentioned above, Jackson's RBC ratio at the end of 2011 was 429 per cent.

In addition to our strong capital position, on a statutory (Pillar 1) basis the total credit default reserve for the UK shareholder annuity funds also contributes to protecting our capital position in excess of the IGD surplus. This credit default reserve as at 31 December 2011 was £2.0 billion, notwithstanding the positive steps taken through 2011 to improve the credit quality of the £26.8 billion asset portfolio (measured on a statutory basis). This represents 33 per cent of the portfolio spread over swaps, compared with 43 per cent at 31 December 2010, when bond spreads over swap rates were much lower. Importantly it is equivalent to a default rate of 7.6 per cent over the life of these investments, considerably higher than what has been experienced historically for the types of fixed income securities that we hold.

Solvency II, which is currently anticipated to be effective from 1 January 2014, represents a major overhaul of the capital adequacy regime for European insurers. We are supportive in principle of the development of a more risk-based approach to capital, but we have concerns as to the potential consequences of some aspects of the Solvency II regime under consideration. With the continued delays to policy development, the final outcome of Solvency II remains uncertain. Despite this uncertainty we continue to prepare for when the regime is eventually implemented.

Our financing and liquidity position remained strong throughout the year. In December of 2011 we redeemed €500 million of Tier 2 subordinated notes at their first call date. This redemption was effectively pre-financed via an issuance of US$550 million of Tier 1 subordinated notes in January of 2011, which raised £340 million net of transaction costs. The next call on external financing is in December 2014 on the $750 million of Perpetual Subordinated Capital Securities. Our central cash resources amounted to £1.2 billion at the end of 2011, a strong position.

We continue to engage with rating agencies in order to provide insurance financial strength ratings for the Group's insurance operations. Prudential's senior debt is currently rated A+ by Standard & Poor's, A2 by Moody's and A by Fitch.

Shareholders' funds
In 2011, investment markets experienced considerable volatility and recorded drops in both the global equity market indices and in long-term interest rates. Despite these effects the Group's EEV shareholders' funds increased by 8 per cent during 2011 to £19.6 billion (2010: £18.2 billion). On a per share basis EEV at the end of 31 December 2011 stood at 771 pence, up from 715 pence at 31 December 2010. IFRS shareholders' funds were also 14 per cent higher at £9.1 billion (2010: £8.0 billion).

The increases on both reporting bases are the result of the Group's strong operating performance, offset by the relatively muted effect of the investment markets on the business, reflecting both the quality of the asset portfolio and the effectiveness of our proactive approach to risk management.

Business Unit Review

Insurance operations

Asia operations

	AER			CER
	2011	2010	Change	2010	Change
	£m	£m	%	£m	%
APE sales1
Asia (excluding India)	1,559	1,313	19	1,313	19
India	101	188	(46)	178	(43)
Total APE sales	1,660	1,501	11	1,491	11
NBP1	1,076	902	19	900	20
NBP margin (% APE)1	65%	60%		60%
Total IFRS operating profit*	709	536	32	533	33
Total EEV operating profit*	1,764	1,450	22	1,438	23
*Operating profit from long-term operations excluding Eastspring investments, development costs and Asia regional head office costs.

Market overview
The European debt crisis is driving significant uncertainty in the global economy, however, Asia looks set to remain a world economic powerhouse as although lower external demand is impacting growth, regional and domestic demand remains robust. The Asian Development Bank expects the Asian economies to grow by around 7 per cent in 2012, down from about 7.5 per cent in 2011 and 9 per cent in 2010, but still significantly higher than the rest of the world. Prudential is well placed to participate in this growth as one of the region's leading providers of long-term savings and protection products.

Over the last decade Asia's sustained economic growth has resulted in the rapid growth of the Asian middle class and now this is one of the fastest growing population groupings in the world. Although Asia currently has less than 25 per cent of the world's middle class population, the Organisation for Economic Co-operation and Development (OECD) sees this figure doubling in the next 15 years. This middle class now have increasing disposable income, assets and lifestyles they want to protect and the recognition of a need to plan their own financial futures, independent of any state provisions.

1 Excludes Japan which ceased writing new business in 2010.
2 Source: Published in the Asia Economic Monitor December 2011.
3 Excluding Australia and New Zealand

Asia is also seeing a significant rise in the incidence of non-communicable diseases such as cancer, heart disease and diabetes as until comparatively recently people used to die from infectious diseases and malnutrition before 'middle age' ailments could arise. However, now 'rich country diseases' have very quickly become an issue in Asia. The World Health Organisation expects the number of deaths in South-East Asia attributable to non-communicable diseases or critical illnesses to increase by 20 per cent over the next 10 years and the number of diabetics in China is expected to double by 2025. These critical illnesses not only have the potential to decimate individual families' finances, they also impose a huge burden on the economy due to lost working time through sick leave and acquired skills exiting the work force. Raising awareness of lifestyle and related health issues together with the promotion of regular check ups, for example in relation to underwriting insurance policies, is becoming increasingly important as economies continue to develop.

Aligning to these developments, Asia is seeing a significant expansion of its savings and protection industry supported by governments and regulators. For example, regulators in China, Singapore and Malaysia have all recently stressed the importance of continuing to increase the rates of insurance penetration in their markets. Regulatory standards are also being raised with, for example, greater emphasis on ensuring that products are fit for purpose and that customers fully appreciate the features of their policies. Whereas compliance with the relevant regulations was always implicit in the way insurers ran their businesses, there is a trend towards a more explicit demonstration of this through documentation, audits and more formal management structures.

Despite the attractiveness of these markets, the competitive environment in Asia has remained fairly constant over the past few years as barriers to entry remain high due to the material capital requirements combined with a shortage of the strategic and executional expertise needed for securing licences, establishing brands, building quality distribution and launching and administering products. Distribution in the region remains dominated by traditional tied agency forces, but banks are becoming increasingly significant distributors. The industry's growth has typically been constrained by the pace at which the insurers can build out distribution and assemble the infrastructures needed to administer and manage the increasing volumes of premiums generated by the business.

The size and significance of Asian insurers has increased in recent years. A consequence of this has been their increased presence in the capital markets. Today there is far more disclosure and analysis of the financial performance of the businesses than was the case a few years ago, but there is still some way to go before the industry has common reporting standards and accounting practices. Market leadership is still typically gauged by simple sales metrics although this is changing as metrics that emphasise value generated using a risk-based assessment of returns to policyholders and shareholders are becoming more prevalent. Regulators are now taking a broader view of market leadership too; leaders are expected to behave in an exemplary manner at all times, to drive improvements in all aspects of the business and to champion a variety of social initiatives.

Business performance
Prudential has had operations in Asia since the 1920s, but began expanding its Asian business in 1994 as the Asian economic revolution was getting underway. Today Prudential is a leading international insurer in Asia with six of its 11 operations being market leaders in terms of new business scale. Prudential has established a high performance platform with multichannel distribution, a product portfolio based on regular premium savings policies with attached riders that provide additional protections and a well respected brand that is becoming increasingly well known as a champion of CSR initiatives including financial literacy.

Our strategy is focused on building high quality tied agency and complementary third party distribution channels, providing products that demonstrably meet customers' savings and protection needs and strengthening and deepening customer relationships. It continues to be driven in a highly focused and disciplined way. While market outperformance in terms of new business growth is an indicator of success, Prudential prioritises quality of service, profitability, returns on capital and capital efficiency ahead of top-line growth.

At the country level the execution of the strategy varies depending on local conditions and objectives in each market. For example Prudential's agency management competencies drive effective selection discipline and training designed to 'fast start' new agents and improve the skills and productivity of the more experienced ones in all markets. However, agency priorities are differentiated with the emphasis more on increasing scale in some markets, such as Indonesia and Vietnam and productivity improvements in more established markets such as Hong Kong and Singapore.

Prudential has a diverse range of successful bank distribution partnerships across the region that includes regional relationships with international banks such as Standard Chartered and local ones such as E.Sun in Taiwan. We are also successful in working with multiple partners in one market. Key drivers of this success are a long-term commitment to creating value for ourselves and our partners, expertise in developing, training and motivating bank sales teams and committed marketing support.

Prudential's product mix is orientated around a core of regular premium policies with protection riders. The portfolio is regularly refreshed with new features and benefits that keep pace with evolving customer needs and also drive sales force activities.

Protecting the value of the in-force book is also a core priority for Prudential. Technology, such as iPad based customer and agent services, drives operational efficiencies. Persistency drivers are actively monitored and achieving persistency targets forms part of compensation calculations for staff and agents. We have a robust claims platform with technical expertise and a disciplined approach to monitoring claims and re-pricing as necessary.

In September 2011 Prudential launched a major new CSR initiative in collaboration with Turner Broadcasting in the form of a fictional band called Cha-Ching, who through episodes running on the Cartoon Network across Asia and a fully interactive website, teach children about the basics of financial planning. Currently Cha-Ching is seen daily in over four million homes in seven markets (Hong Kong, the Philippines, Singapore, Indonesia, Vietnam, Thailand, and Malaysia). Cha-Ching.com has had over 18 million pages viewed in its first four months with an average duration of over nine minutes. The programme is being actively supported by regulators and local schools.

Prudential's focus on customer service and delivery is reflected through the number of awards received by its operations, that include in China, 'The Brand with Greatest Potential in the Insurance Industry', in India, 'Insurance Company of the Year', in Indonesia, 'Best Life Insurance Company', 'Best Islamic Insurance Company', 'Best Life Insurer in Achieving Total Customer Satisfaction', and in Vietnam, a Labour Medal from the President's Office, a first for a foreign insurance company in that country.

Financial performance
Prudential Asia remains well on track to deliver its 2013 new business profit, IFRS operating profit and cash remittance targets despite the more challenging external market conditions seen during 2011 where, for example, the MSCI Asia Pacific Excluding Japan Index was down 15 per cent and economic growth rates moderated.

New business sales APE for 2011 of £1,660 million was a record breaking high, representing an 11 per cent growth over 2010. Excluding India, where the market remains disrupted following the regulatory change in the third quarter 2010, APE growth was up 19 per cent. Prudential has now delivered 10 consecutive quarters where the APE is higher than the same quarter in the prior year and the average growth rate over this period was 19 per cent (including India). The fourth quarter APE at £513 million was also a record high being up 18 per cent over prior year and 27 per cent higher than the third quarter of 2011.

Agency (excluding India) continues to be our largest distribution channel, generating 66 per cent of APE with a growth rate of 13 per cent over prior year. We ended the year with 228,000 agents (365,000 including India). . However, although agency scale is important, management focus is also on further improving agent activity and productivity and we delivered a year on year increase in average active agents of 8 per cent, coupled with a 5 per cent increase in productivity.

Prudential's bancassurance model generated 29 per cent of APE in 2011 with a growth rate of 37 per cent over prior year. New relationships that include our first full year of operations with UOB contributed 16 percentage points of this growth but our long established relationships with other partners including SCB, Maybank and SingPost also performed well, collectively growing 22 per cent over the prior year and reflecting our ongoing successes in generating value for our partners.

The new business mix for 2011 reflects our ongoing focus on regular premium savings with protection. The proportion of regular premium business remains high at 91 per cent of APE and in line with prior years. The proportion of protection business in the APE mix increased to 30 per cent from 27 per cent in the previous year while the proportion of linked business reduced to 32 per cent compared to 41 per cent in prior year principally due to a lower contribution from India and a move towards non linked policies in that market.

New business profits of £1,076 million are 19 per cent higher than last year and average new business profit margins increased from 60 per cent to 65 per cent. The key driver for the increase in new business profit margin was a favourable change in country mix, in particular, a lower proportion of sales from India.

EEV profits from our in-force business of £688 million are up 25 per cent on prior year mainly driven by higher unwind as the scale of the book continues to grow. We continue to review and update our models to reflect evolving experience trends and for year end 2011 we made a number of changes that resulted in a net positive assumption change of £10 million. This included net positive changes, mainly on mortality and morbidity, totalling £150 million that were offset by a remodelling of withdrawal and lapse trends. The main contributor to this negative adjustment was Malaysia where in the second half of 2011 we decided to strengthen our assumptions to reflect our recent experience on our PruSaver product riders in Malaysia where policyholders that had accumulated gains on the savings component of their unit-linked policies realised some of these when markets were high while continuing to make their regular premium payments. This amounted to a negative charge to in-force profits of £108 million and remodelling of lapse trends in other markets such as India amounted to a net £32 million. Actual net experience variances for the year were positive £65 million reflecting better than expected performances. The assumption changes and variances remain very small in the context of total EEV shareholders' funds of £8.5 billion.

Operating profit on the IFRS basis grew strongly to £709 million, 32 per cent higher than last year. New business strain as a percentage of APE reduced during 2011 to 3.3 per cent compared to 3.7 per cent in 2010, driven by favourable product and country mix.

During 2011, shareholder-backed business policyholder liabilities have increased to £18.3 billion (2010: £17.7 billion). Our strong business momentum saw net insurance inflows of £1.8 billion (up 42 per cent on last year's equivalent amount of £1.3 billion), which were offset by falls in market value. As expected outflows including those from partial withdrawals are at a lower run rate than 2010, both in absolute terms and when expressed as a percentage of opening policyholder liabilities.

Underlying free surplus generated by the life operations grew by 26 per cent to £410 million as the emergence of profits from the in-force book is increasing at a faster rate than the investment in new business. The cash generating capacity of the life business is clearly demonstrated by net remittances of £239 million to the Group during 2011. This includes £6 million as Prudential's share of the first dividend ever to be paid by a life insurance company in India since the industry was nationalized in the 1950's.

Looking at individual countries:

China

	AER			CER
	2011	2010	Change	2010	Change
	£m	£m	%	£m	%
APE sales (Prudential's 50 per cent share)	59	58	2	59	-

CITIC-Prudential remains one of the leading foreign joint ventures in a market that remains dominated by domestic players. We have true multi channel distribution with a high quality agency force and a diverse range of national, regional and foreign bank partners covering many of the major cities and provinces in China's more developed eastern regions. Sales for 2011 were £59 million, 2 per cent higher than the prior year.

During the second half of 2011 the market conditions became increasingly challenging with general concerns about the economy reflected by the MSCI China index being down 18 per cent for the year. It remains challenging to recruit and retain good agents in this competitive market. Sales through the bank channel were also impacted by new regulations prohibiting sales by non-bank staff.

Hong Kong

	AER			CER
	2011	2010	Change	2010	Change
	£m	£m	%	£m	%
APE sales	331	287	15	276	20

Prudential Hong Kong continues to deliver strong new business APE growth with an increase of 15 per cent over prior year to £331 million. Prudential remains the only leading player in Hong Kong to have a material presence in both the agency and bank distribution channels.

Agency APE grew at 9 per cent driven by increases in the number of active agents and increased case sizes as a new par product has proven to be particularly attractive. Bancassurance sales through Standard Chartered Bank (SCB) grew at a faster pace than agency at 29 per cent demonstrating the strength of this long term relationship and the significance of the bank channel in Hong Kong. Bancassurance sales accounted for 41 per cent of the total (2010: 37 per cent).

India

	AER			CER
	2011	2010	Change	2010	Change
	£m	£m	%	£m	%
APE sales (Prudential's 26 per cent share)	101	188	(46)	178	(43)

The Indian market has been through a significant period of change during 2011, particularly following the regulatory driven refocus on savings and protection products, which came into effect on 1 September 2010. These factors led to a fall in sales from £188 million in 2010 to £101 million in 2011. Our joint venture with ICICI continues to be a leader in the private sector and the fourth quarter 2011 APE of £28 million was up 33 per cent on prior year, demonstrating some recovery in this business.

Indonesia

	AER			CER
	2011	2010	Change	2010	Change
	£m	£m	%	£m	%
APE sales	363	283	28	283	28

Indonesia is rapidly becoming one of Asia's fastest growing and highest potential economies and Prudential continues to be a clear market leader in the Indonesian life insurance sector.

The strong new business APE growth at 28 per cent to £363 million has been primarily driven by the ongoing, rigorously managed, expansion of the agency force to 142,000 at the end of 2011. Active manpower increased by 18 per cent as our method of recruiting, training and licensing continues to be effective and we increased productivity by 7 per cent. Although still small relative to our agency force, the volume of new business from the bank channel increased by over 81 per cent (accounting for 5 per cent of the total) and has high potential for the future. We are the leader in Syariah products with a 54 per cent market share, contributing 15 per cent of new business sales.

The product mix remains predominantly regular premium unit-linked with protection riders and a new Early Stage Crisis Cover rider launched last year proved very popular with an attachment ratio of 35 per cent.

Korea

	AER			CER
	2011	2010	Change	2010	Change
	£m	£m	%	£m	%
APE sales	101	96	5	96	5

In Korea we continue to balance growth and profitability and do not compete in the low margin, capital-intensive guaranteed return segment of the market. Work undertaken over the past 24 months to refocus the business is now showing good results and our own agency force is generating the majority of new business. Sales in the fourth quarter, down 26 per cent on prior year, were impacted by equity market volatility depressing what had otherwise been a strong performance during the rest of the year. Nevertheless, sales in 2011 were 5 per cent higher at £101 million. Encouragingly new business profit margins increased from 31 per cent to 43 per cent reflecting the lower operating costs of the revamped business and an increased proportion of linked products in the mix.

Malaysia

	AER			CER
	2011	2010	Change	2010	Change
	£m	£m	%	£m	%
APE sales	223	204	9	207	8

New business growth in Malaysia of 9 per cent to £223 million reflects the continued success of our agency channel and the development of our bank partnership channel which has performed very strongly. Prudential remains a strong market leader with agent recruits up 11 per cent on prior year and the total number of active agents up 9 per cent. We also had great success with bank distribution, up 164 per cent over prior year driven by increased activity with SCB and the launch of our Malaysian UOB partnership in April 2011.

Singapore

	AER			CER
	2011	2010	Change	2010	Change
	£m	£m	%	£m	%
APE sales	235	175	34	183	28

Singapore recorded an excellent year with APE of £235 million up 34 per cent on prior year. The principal driver of growth was the partnership channel where we have a cross section of partners enabling us to access a broad customer range. This was our first full year partnering with UOB, who achieved a 154 per cent sales growth. Sales through our other principal partners also grew strongly with Maybank up 67 per cent, SCB up 38 per cent and SingPost up 23 per cent. Partnership channel sales amounted to £97 million (2010: £51 million).

Agency numbers in Singapore remain in line with prior year but agency productivity continues to grow strongly.

Taiwan

	AER			CER
	2011	2010	Change	2010	Change
	£m	£m	%	£m	%
APE sales	148	120	23	123	20

Taiwan is now mainly focused on bank distribution with partners E.Sun and SCB although it does have growing direct marketing and worksite marketing activities, up 21 per cent and 33 per cent respectively in 2011.

Sales for 2011 were 23 per cent higher at £148 million. In particular Taiwan's fourth quarter sales in 2011 of £53 million, were double those in the equivalent quarter last year, following successful marketing campaigns with SCB.

Others - Philippines, Thailand and Vietnam

	AER			CER
	2011	2010	Change	2010	Change
	£m	£m	%	£m	%
APE sales	99	90	10	86	15

In Vietnam the depreciation of the local currency relative to sterling has made a strong underlying performance where new business APE in local currency is up 14 per cent, less visible in sterling terms. That strong performance has been driven primarily by an increase in agent numbers (38,000) and higher productivity. In Thailand, where we remain a relatively small player with market share of 2 per cent, volumes of new business were 4 per cent higher despite the disruption caused in the fourth quarter by the floods. Encouragingly, sales in December 2011 were 57 per cent higher than prior year. Philippines delivered excellent growth of 30 per cent driven by successes with partnership distribution and increased agency activity and productivity.

Japan
As previously announced, PCA Life Japan ceased writing new business with effect from 15 February 2010. Sales for Japan in 2010 amounted to £7 million.

US operations

	AER			CER
	2011	2010	Change	2010	Change
	£m	£m	%	£m	%
APE sales	1,275	1,164	10	1,121	14
NBP	815	761	7	734	11
NBP margin (% APE)	64%	65%		65%
Total IFRS operating profit	694	833	(17)	803	(14)
Total EEV operating profit	1,431	1,458	(2)	1,406	2

Market overview
The United States is the world's largest retirement savings market. Each year, many of the 78 million 'baby boomers' reach retirement age, which will trigger a shift from savings accumulation to retirement income generation for more than US$10 trillion of accumulated wealth over the next decade.

During 2011, the US equity markets continued to be challenging for the financial services industry, with higher volatility returning during the second half of the year, along with a decline of interest rates to historically low levels. Despite a very volatile year, the S&P 500 index recovered from the large falls in the third quarter to finish flat for the year. Implied volatility ended the year higher than that at year end 2010. Overall, rates on 10-year treasuries reached new historical lows during the second half of 2011, finishing the year below 2 per cent, while AA corporate spreads widened from year end 2010 levels.

In such an environment, Jackson's asset and liability management continues to incorporate equity and interest rate exposure on an aggregate basis in order to ensure that total economic risk is hedged effectively within our established policy limits. Jackson continues to adapt its hedging programme to market conditions in order to ensure continued strong risk management. Despite historically low interest rates, volatile equity markets and the fluctuations in equity volatility experienced in 2011, Jackson's hedging programme continued to perform well, mitigating the impact of the macroeconomic challenges and supporting our robust capital position. Jackson's approach to pricing and hedging has always been to adopt a conservative stance and we believe that this positions Jackson well to outperform its peers during periods of market dislocation. Policyholder behaviour in 2011 continued to trend in line with both our pricing and reserving expectations.

The uncertain environment continues to provide an advantage to companies with good financial strength ratings and a track record of financial discipline. Companies that were hardest hit by the market disruptions over the last few years still have to work to regain market share as customers and distributors seek product providers that offer consistency, stability and financial strength. Jackson continues to benefit significantly from this flight to quality and heightened risk aversion.

Thanks to our financial stability and innovative products, we continue to enhance our reputation as a high-quality and reliable business partner, with sales increasing as more advisers have recognised the benefits of working with Jackson. A significant part of Jackson's growth continues to come from an increase in its distribution penetration with sales through distributors who either did not previously sell Jackson's products or simply did not sell variable annuities. In the second half of 2011, Jackson entered into another wirehouse distribution agreement further extending Jackson's ability to reach all major wirehouse firms in the US on attractive terms.

Our strategy focuses on balancing value, volume, capital efficiency, balance sheet strength and strict pricing discipline for both variable and fixed annuities. Fixed annuity sales have slowed as a result of the current interest rate environment.

1 Source: US Census Bureau
2 Source: McKinsey

Business performance
Continue to drive positive net retail sales
In 2011, Jackson achieved record APE retail sales of £1,251 million, an increase of 7 per cent over 2010. With the addition of modest institutional sales in 2011, total APE sales were £1,275 million, an increase of 10 per cent. Retail annuity net flows continued to benefit from increased sales and low levels of surrender activity, with an increase of 6 per cent from £8.0 billion in 2010 to £8.5 billion in 2011. Jackson's strategy continues to focus on balancing value, volume and capital consumption for its various annuity products. Jackson's product diversity allows the company to quickly adapt to changing market conditions and sustain appropriate sales levels in all phases of the business cycle. During the second half of 2011, sales slowed relative to the first half run rate due to proactive changes we made to our product offerings and shifts in the competitive environment. During the third quarter, Jackson implemented various product initiatives to enhance product diversity and margins and further optimise the balance between growth, capital and profitability.

Innovate around our key variable annuity product
Jackson continues to innovate its product offerings, implementing various changes in 2011 to manage profitability, to comply with revised regulations and enhance risk management flexibility. Jackson continues to actively monitor its product offerings to ensure the company retains the appropriate pricing levels in current market conditions.

Further enhance operational efficiency
We continue to invest in our back office staffing and systems to provide world class customer service in an efficient and cost effective manner. In 2011, for the sixth consecutive year, Jackson was rated as a 'World Class' service provider by Service Quality Measurement Group. Jackson was able to provide this level of service in 2011 while processing record retail sales, and decreasing its ratio of statutory general expenses to average assets (one measure of efficiency) to 42 basis points, compared to the 2010 level of 44 basis points.

Financial performance
IFRS pre-tax operating profit was £694 million in 2011, down 17 per cent from £833 million in 2010. As previously indicated, this reduction was due to the expected accounting impact of accelerated deferred acquisition cost (DAC) amortisation of £232 million (2010: £11 million), which masked an underlying increase in earnings driven by higher fee income on separate account assets.

At 31 December 2011, Jackson had £37.8 billion in separate account assets, an increase of 21 per cent compared to £31.2 billion in 2010. The increase in separate account assets primarily reflects the impact of substantial positive net flows. This growth resulted in variable annuity separate account fee income of £680 million in 2011, up 34 per cent over the £506 million achieved in 2010.

Total spread income, including the expected return on shareholders' assets, was £813 million in 2011, compared to £817 million in 2010. Excluding the expected return on shareholders' assets, spread income was £730 million, an increase of £38 million over 2010. Spread income benefitted by £113 million from swap transactions entered into to more closely match the overall asset and liability duration (2010: £108 million). This effect combined with the reduction in crediting rates has mitigated the downward pressures created by the lower interest rate environment.

Acquisition costs have increased in absolute terms compared to 2010 due to the growth in sales volumes. However, acquisition costs as a percentage of APE have decreased to 70 per cent for 2011, compared to 73 per cent for 2010.

The DAC amortisation charge increased in 2011 to £619 million (2010: £334 million). This comprises a core charge of £387 million (2010: £323 million) and an accelerated charge of £232 million (2010: £11 million). The higher core charge is in line with the increase in fee income and spread profits. The accelerated charge reflects the anticipated additional amortisation of £166 million relating to the reversal of the benefit received in 2008 from the mean reversion formula and a charge of £66 million caused by lower than assumed separate account returns.

Administration expenses increased to £412 million in 2011 compared to £344 million in 2010, with the increase due primarily to higher asset based commissions paid on the larger 2011 separate account balance. These asset based commissions paid upon policy anniversary dates are treated as an administration expense as opposed to a cost of acquisition and are offset by higher fees.

Jackson continues to actively manage its investment portfolio to mitigate investment risk. Jackson reported net realised gains on debt securities of £106 million in 2011 compared to £11 million in 2010. This comprises interest related realised gains during the period of £158 million (2010: £224 million), primarily due to sales of government and corporate debt, net recoveries on sales of previously impaired securities of £10 million (2010: losses of £89 million) and bond write-downs of £62 million (2010: £124 million). In addition to the net realised gains on debt securities described above, Jackson had write-downs of £28 million (2010: £12 million) on commercial mortgage loans. In 2011 and 2010, Jackson did not experience any defaults in its debt securities portfolio.

The net unrealised gain position has increased from £1,210 million at 31 December 2010 to £2,057 million at 31 December 2011 due primarily to the continued decline in the US Treasury rates. Gross unrealised losses decreased from £370 million at 31 December 2010 to £246 million at 31 December 2011.

Jackson delivered record APE retail sales of £1,251 million in 2011, representing a 7 per cent increase over 2010 (12 per cent at constant exchange rates). Jackson has achieved these sales levels, while maintaining its pricing discipline, as it continued to write new business at aggregate internal rates of return (IRR) in excess of 20 per cent.

In 2011, record variable annuity (VA) APE sales of £1,091 million were 15 per cent higher than in 2010, as Jackson continued to benefit from its customers' and distributors' flight to quality. Although we do not target volume or market share, these market conditions allowed Jackson's ranking to remain at third in variable annuity sales in the US for 2011, while increasing its market share to 11.4 per cent from 10.7 per cent for the full year 2010. Jackson ranks first among VA providers for adviser loyalty. Jackson also earned the top ranking for satisfaction with external and internal wholesaler support among VA providers2.

Jackson's strategy of proactively managing fixed annuity (FA) volumes resulted in APE sales of £47 million, 44 per cent lower than in 2010. Jackson ranked 14th in sales of traditional deferred fixed annuities through the third quarter of 2011, with a market share of 1.9 per cent, compared to eighth with a 3.4 per cent market share for the full year 2010.

Fixed index annuity (FIA) APE sales of £93 million in 2011 were down 15 per cent from 2010 as Jackson continued to focus its marketing efforts on higher margin VA products. Jackson ranked ninth in sales of fixed index annuities through the third quarter of 2011, with a market share of 4.6 per cent, down from sixth and a market share of 5.2 per cent in the full year 2010.

Jackson's growth moderated during the latter part of the year, with full year total retail annuity net flows of £8.5 billion in 2011, an increase of 6 per cent compared to 2010. This modest increase was due to the impact of volatility in the S&P 500 experienced during the second half of the year, along with various product initiatives that were implemented during the third quarter. These initiatives were taken in order to optimise the balance between growth, capital and profitability. Retail annuity net flows continued to benefit from increased sales and continued low levels of surrender activity. Jackson remained the third largest seller of individual annuities in the United States through the third quarter of 2011, with a market share of 8.4 per cent, up from a market share of 8.0 per cent for the full year 20101.

EEV basis new business profit of £815 million was up 7 per cent on 2010, broadly in line with the 10 per cent increase in total APE sales. Total new business margin was 64 per cent, compared to 65 per cent achieved in 2010.

The variable annuity new business margin of 69 per cent in 2011 decreased from 72 per cent in 2010. The adverse effect on margin of the 142 bps decline in 10-year Treasury rates was largely mitigated by pricing actions taken over the past 15 months and a favourable shift in VA business mix. The fixed indexed annuity new business margin remained flat at 41 per cent in 2011. Lower assumed target spreads and future reinvestment yields have resulted in a decrease in the fixed annuity new business margin from 34 per cent to 29 per cent.

Total EEV basis operating profit for the long-term business in 2011 was £1,431 million, compared to £1,458 million in 2010. In-force profits were £81 million lower than 2010, partially offset by the £54 million increase in new business profit. The decline in in-force profits to £616 million (2010: £697 million) was driven largely by a lower contribution from the unwind of the discount on the opening embedded value, as a result of lower interest rates, and by lower positive operating experience variances than seen in 2010.

In 2011, Jackson invested £202 million of free surplus to write £1,275 million of new business APE (2010: £300 million and £1,164 million, respectively). The reduction in capital consumption year-on-year principally reflects the benefit of lower costs generated by economies of scale and favourable business mix in 2011. Jackson wrote a higher proportion of variable annuity business, which consumes lower levels of initial capital and has lower initial reserving requirements as a result of product changes effected at the end of 2010.

Jackson's RBC level at the end of 2011 was 429 per cent, which compares to 483 per cent in 2010. Jackson continues to have in place a SSAP86 permitted practice which has the effect of valuing the interest rate hedge programme at cost, thereby not recognising in the RBC ratio the significant mark to market gains on this programme that arose from the decline in interest rates during 2011. The RBC ratio would be 482 per cent (2010: 470 per cent) without the permitted practice. Jackson's RBC ratio remains at an appropriate level despite net remittances of £322 million during 2011, a testament to both the strength of Jackson's balance sheet and the effectiveness of the hedging programme.

1 Source: Morningstar Annuity Research Center (MARC)
2 Source: Cogent Research Advisor BrandscapeTM 2011
3 Source: LIMRA
4 Source: AnnuitySpecs
5 Statement of Statutory Principle No. 86 - Accounting for Derivative Instruments and Hedging, Income Generation, and Replication (Synthetic Asset) Transactions

UK operations

	AER			CER
	2011	2010	Change	2010	Change
	£m	£m	%	£m	%
APE sales	746	820	(9)	820	(9)
NBP	260	365	(29)	365	(29)
NBP margin (% APE)	35%	45%		45%
Total IFRS operating profit	723	719	1	719	1
Total EEV operating profit	893	982	(9)	982	(9)

Market overview
The UK life & pensions market, which is mature and the third largest in the world, is characterised by a concentration of wealth in the 45 to 74 age group and an ageing population, as the 'baby boomers' get older and progressively move into retirement. Many of these individuals are insufficiently prepared financially for the prospect of spending longer in retirement and as a result, are considering extending their working lives while adopting a more flexible approach towards retirement. Prudential UK is well positioned to help the 'baby boomers' and subsequent generations meet their financial needs both as they approach and during retirement through its range of market leading with-profits and annuity products.

In 2011 Prudential UK continued to pursue a value over volume strategy, actively choosing to compete selectively in the retirement savings and income markets, and balancing the writing of new business with sustainable cash generation and capital preservation.

Business performance
Strategic focus on core strengths
Prudential UK has a strong individual annuity business, built on a robust pipeline of internal vestings from maturing individual and corporate pension policies. The internal vestings pipeline is supplemented by sales through intermediaries and strategic partnerships with third parties where Prudential is the recommended annuity provider for customers vesting their pensions at retirement.

Sales of individual annuities of APE £179 million were 13 per cent lower than in 2010 as Prudential UK continues proactively to manage the flow of external conventional new business to control capital consumption. The proportion of with-profits annuity sales continues to increase, from 22 per cent in 2010 to 25 per cent in 2011.

Internal vestings sales of APE £122 million, were 2 per cent lower than in 2010, when a change in the minimum retirement age from 50 to 55 resulted in a temporary increase in sales, and a reduction in expected vestings in 2011. Sales of external annuities of APE £57 million were down 30 per cent on the same period last year, mainly due to the end of a partnership agreement in the second half of 2010, consistent with Prudential UK's value over volume strategy.

Onshore bonds sales of APE £178 million were 7 per cent up on 2010, including with-profits bonds sales of APE £160 million, which increased by 9 per cent despite challenging market conditions. During 2011, Prudential UK reintroduced the PruFund Protected Growth Fund, with a range of guarantees added to both the Growth and Cautious funds. The PruFund range comprised 74 per cent of with-profits bond sales, driven by customer demand for products offering smoothed investment returns and optional capital guarantees. Since inception in 2004, PruFund has accumulated £5.4 billion funds under management. 2011 also saw the launch of four new Risk Managed PruFunds, which combine the strengths of our PruFund proposition with elements of the risk-managed approach adopted by our unit-linked Dynamic Portfolios.

Corporate pensions sales of APE £233 million were 5 per cent higher than in 2011, with strong sales to new members of existing private sector schemes in the first half of the year due in part to existing customers transferring members from their defined benefit schemes to defined contribution schemes. Prudential UK continues to focus on retaining and developing existing schemes, securing new members and incremental business.

Sales of other products, principally individual pensions, PruProtect, PruHealth and offshore bonds, of APE £122 million were 8 per cent below 2010. Within this, however, individual pensions sales (including income drawdown) of APE £72 million were 4 per cent above last year. Sales of the Flexible Retirement Plan, Prudential UK's Retail Distribution Review (RDR)-compliant individual pension and income drawdown product, grew by 20 per cent to APE £27 million.

In the Wholesale market, Prudential UK's aim is to continue to participate selectively in bulk and back-book buyouts using its financial strength, superior investment track record and annuitant mortality risk assessment and servicing capabilities. In line with this approach, Prudential UK signed two bulk annuity buy-in insurance agreements in 2011, totalling £33 million APE (2010: £93 million APE). Prudential UK will continue to maintain a strict focus on value and only participate in capital-efficient transactions that meet its return on capital requirements.

With-profits performance
The strength and performance track record of Prudential UK's With-Profits Fund is widely recognised. Despite extreme market volatility in 2011 the Fund continues to provide customers with solid returns over medium to long-term time horizons. Over ten years the Fund has delivered investment returns of 92.7 per cent, which compares favourably with other with-profits funds and the FTSE All-Share Index (total return) of 59.5 per cent over the same period. This strong medium to long-term performance has shown that with-profits, when invested in an actively managed and financially strong fund like Prudential's, continues to be a very attractive medium to long-term investment, offering strong annualised returns compared with other investment options. Prudential's with-profits customers benefit from the security offered by Prudential's large inherited estate, with the free assets of the with-profits fund valued at approximately £6.1 billion at the year end, valued on the regulatory realistic basis.

Launch of direct advice service
In December 2011 Prudential UK launched a direct advice service, Prudential Financial Planning, to offer financial advice to existing customers who originally came to Prudential through its direct sales force. Starting with 25 advisers, the expectation is that this channel will grow further in 2012 to meet customer demand.

Enhancing customer service
Prudential UK's focus on delivering improved levels of customer service was recognised again at the 2011 Financial Adviser Service Awards, where it achieved two 5-Star ratings for excellent service in the Life & Pensions and Investment categories.

Financial performance
Total APE sales of £746 million were down 9 per cent on 2010, including bulk annuities of APE £33 million in 2011 and £93 million in 2010. EEV new business profit reduced by 29 per cent to £260 million and the total new business profit margin was 35 per cent for the period, 10 percentage points lower than in 2010. This reduction reflected the lower impact of bulk annuity transactions in 2011. The 2011 transactions generated EEV new business profit of £28 million (2010: £106 million) and IFRS operating profit of £23 million (2010: £63 million).

Retail sales of APE £712 million (excluding credit life and bulk annuities) were 2 per cent below last year, a reflection of Prudential's strategy to allocate capital to opportunities that play to the core strengths of the business rather than pursuing top-line sales growth. Retail EEV new business profit at £231 million was 10 per cent below 2010 (£257 million). Retail new business margin reduced to 32 per cent, 3 per cent down on 2010, primarily driven by a changing business mix of lower shareholder-backed annuity sales and higher sales of corporate pensions.

IFRS total operating profit was 1 per cent above the previous year at £723 million. Of this total, £293 million (2010: £310 million) relates to with-profits and £390 million (2010: £363 million) to shareholder-backed business reflecting higher annuity profits. Commission received on Prudential-branded General Insurance products contributed £40 million to IFRS operating profit in 2011, £6 million lower than in 2010 as the book of business originally transferred to Churchill in 2004 is, as expected, decreasing.

EEV total operating profit of £893 million was down 9 per cent, mainly due to the fall in new business profits. Life in-force profits were higher at £593 million (2010: £571 million). The contribution from the unwind of the discount on the opening embedded value was lower by £65 million reflecting the 151 bps reduction in long-term gilt yields. The effect of this was offset by higher experience profits and £79 million favourable assumption change arising from the reduction in the long-term tax rate to 25 per cent.

Prudential UK continues to manage actively the retention of the in-force book. During 2011, the experience at an aggregate level was in line with long-term assumptions.

Prudential UK writes with-profits annuity, with-profits bond and with-profits corporate and individual pensions business in its Life Fund, with other products backed by shareholder capital. The weighted average post-tax IRR on the shareholder capital allocated to new business in the UK was in excess of 20 per cent and the undiscounted payback period on that new business was four years.

Underlying free surplus generated from the long-term in-force business in the UK amounted to £503 million (2010: £529 million). Of this total, £54 million (2010: £65 million) was reinvested in writing shareholder-backed business at attractive average IRRs.

At half year 2010 Prudential announced that the UK business had achieved its cost savings target of £195 million per annum. At the end of 2010, the business announced a number of cost saving initiatives to reduce costs by a further £75 million per annum by the end of 2013. The business has made good progress towards this objective and remains on track to deliver these savings by the end of 2013.

During 2011 Prudential UK remitted cash of £297 million to the Group, comprising £223 million from the annual with-profits transfer to shareholders and £74 million from the shareholder-backed business. The business aims to generate £350 million per annum of sustainable cash remittances by 2013, supported by the strength of the with-profits business and surpluses arising from the large book of shareholder-backed annuities, maintained into the future by the pipeline of maturing individual and corporate pensions.

M&G

	AER			CER
	2011	2010	Change	2010	Change
	£m	£m	%	£m	%
Gross investment inflows	25,981	26,372	(1)	26,372	(1)
Net investment flows
Retail business	3,895	7,416	(47)	7,416	(47)
Institutional business	490	1,689	(71)	1,689	(71)
Total	4,385	9,105	(52)	9,105	(52)
Revenue	702	612	15	612	15
Other income	4	3	33	3	33
Staff costs	(285)	(263)	(8)	(263)	(8)
Other costs	(141)	(123)	(15)	(123)	(15)
Underlying profit before performance-related fees	280	229	22	229	22
Performance-related fees	21	17	24	17	24
Operating profit from asset management operations	301	246	22	246	22
Operating profit from Prudential Capital	56	38	47	38	47
Total IFRS operating profit	357	284	26	284	26
Funds under management	201 bn	198 bn	2	198 bn	2

Market overview
M&G is the UK and European fund manager of the Prudential Group with responsibility for investments on behalf of both internal and external clients. M&G is an investment-led business whose aim is to generate superior long-term returns for its third-party investors and the internal funds of the Prudential Group. This is achieved by creating an environment that is attractive to investment talent. Our investment performance has been robust in the face of on-going macroeconomic instability. Over the three years to 31 December 2011, 25 retail funds representing approximately 76 per cent of retail funds under management (FUM), delivered first and second quartile investment performance. The performance of our actively managed external institutional fixed income mandates also remains very strong with all of the mandates meeting or outperforming their benchmarks over the three years to 31 December 2011.

In the retail market, M&G's aim is to operate a single fund range and to diversify the distribution base by accessing a wide variety of channels and geographies. In recent years, this has resulted in significantly increased sales of UK-based funds in European and other international markets.

In the institutional marketplace, M&G's approach centres on leveraging capabilities developed primarily for the Prudential internal funds to create higher margin external business opportunities. This has allowed M&G to offer third-party clients, such as pension funds, an innovative range of specialist fixed income and related strategies, including private debt opportunities in leveraged finance, and infrastructure investment.

Market context
Following considerable uncertainty over sovereign debts on both sides of the Atlantic and concerns over the lack of global economic growth, the third quarter of 2011 saw the FTSE 100 suffer its worst quarter for nine years, falling 14 per cent. Markets rebounded over the fourth quarter with the index rising by 9 per cent. M&G's FUM has proved resilient in the face of the market volatility experienced over the second half of the year. From a FUM level of £194.4 billion at the end of 30 September 2011, M&G's FUM increased to £201.3 billion by 31 December 2011. This included external funds under management, representing 46 per cent of total FUM, of £91.9 billion (quarter to 30 September 2011: £87.3 billion).

Business performance
In 2011, M&G attracted gross inflows of £26.0 billion and net inflows of £4.4 billion, with retail funds contributing the lion's share of the net position with £3.9 billion. After two successive years of extremely high net sales, it was our expectation that net fund flows would revert to somewhat lower levels in 2011 especially in light of the economic headwinds experienced over the year. However, while net sales are indeed lower, they remain strong. Our ability to maintain this sales performance over the year again demonstrates our strength and depth across all the main asset classes and distribution channels.

Gross new business wins for the fourth quarter to 31 December 2011 totalled £6.2 billion, compared to £6.4 billion for the previous quarter. Outflows totalled £4.4 billion (quarter to 30 September 2011: £6.7 billion), resulting in net inflows for the quarter of £1.8 billion. This was a positive turnaround on the total net outflow of £288 million experienced in the quarter to 30 September 2011.

Retail
As announced previously, volatile market conditions and reduced investor confidence led to a considerable worsening of the sales environment in the overall market during the second half of 2011, in both Europe and the UK, and particularly for equity products.

The European funds industry suffered net outflows of €69.3 billion in 2011 - only the second time in the past decade (net outflows were €298 billion in 2008). This result masks a significant divide between the first half of the year, which saw net inflows of €96 billion, and the second half with net outflows of around €165 billion. It also masks a divide between markets where investors have been the greatest net buyers (notably the UK) and where they have been in significant net outflow (Continental Europe) as 21 out of 33 markets suffered full year outflows.

Despite this challenging flow environment, M&G's Retail business generated positive net sales in the final quarter. In our core UK market, gross inflows of £2.7 billion were generated over the quarter with corresponding net inflows of over £1.1 billion. Over the full year to 31 December 2011, M&G's UK Retail business has received gross inflows of £11.2 billion, representing an increase of 10 per cent on 2010 levels. At the net level, the UK Retail business recorded inflows of £4.3 billion, a modest fall of only 3 per cent on 2010 results.

1 Source: Lipper FMI (February 2012, data as at December 2011). FundFlash. Thomson Reuters
M&G's UK Retail business has been number one for gross and net retail sales over 13 consecutive quarters based on data to 31 December 2011. The strength of our UK distribution channels has helped to offset the difficult conditions encountered in mainland Europe, where risk-averse investors have been withdrawing money from funds. M&G's European Retail distribution business did make up lost ground over the fourth quarter with positive net inflows being received. M&G continued to expand its distribution capabilities, registering its OEIC fund range in Finland, Norway and Denmark in the fourth quarter. By retail net sales, M&G ranked ninth out of 48 cross-border groups in 2011. M&G-managed retail FUM sourced outside of the UK now stand at £8.2 billion, the equivalent of almost one-fifth of the total retail external funds managed by M&G.

In product terms, retail fund flows across the industry, affected by the eurozone crisis, have seen muted demand for equity products in aggregate as bond products continue to remain the default choice for risk-averse investors. However, flows into some of M&G's flagship equity products have remained robust in spite of stock market conditions, with investor appetite for our global equity and emerging market products continuing. M&G's Property Portfolio Fund has also benefited from a consistent level of net sales over the full year. It is a core pillar of M&G's business performance that it is able to benefit from changing investor preferences as a result of its diversified product offering. No fewer than 14 of M&G's retail funds, representing all of the main asset classes, achieved net sales in excess of £50 million over the full year.

Institutional
M&G's Institutional business had a strong fourth quarter pushing the business into positive territory for the full year with net inflows of £490 million. The outflows experienced over the year included, as expected, a number of segregated clients withdrawing money from public debt funds due to asset allocation decisions. Additionally, outflows also reflected the contractual return of £696 million in capital to investors in mature closed-ended debt structures.

M&G's Institutional business continues to benefit from its innovative approach to investment. The Alternative Credit team has raised £200 million of capital for a UK social housing fund, the first fund of its kind to capitalise on the income-generating nature of the sector. This is the second instance of M&G creating a fund to assist organisations starved of bank loans since the onset of the credit crisis. The M&G UK Companies Financing Fund (UKCFF), M&G's loan facility for UK quoted companies, has now made total commitments of £710 million across eight loans, five of which were extended over 2011. Total commitments of £1.4 billion have been raised since its launch in 2009.

The M&G Secured Property Income Fund combines the expertise of both M&G's Fixed Income Team, with its extensive credit research capability, and PRUPIM, the real estate fund management arm of the M&G Group and its core capability in real estate investment analysis. The Fund, which offers pension fund investors an alternative means of managing their inflation liabilities, passed through a net asset value (NAV) of £1 billion during the final quarter. £350 million in total was added to the NAV in 2011. Fund performance is strong, investor interest remains high and we continue to work hard at maintaining a suitable pipeline of acquisition opportunities.

Awards
Our expertise and strong performance have been recognised by independent authorities within the industry and we have won an array of awards for our funds and as a group. These include M&G being awarded the prestigious 2011 Old Broad Street Research Outstanding Investment House Award for the second year running. The strength of M&G's performance in the institutional market is evidenced by the award of Fixed Income Manager of the Year 2011 at the Financial News Awards for Excellence in Institutional Asset Management. Indeed, M&G's flagship institutional UK corporate bond fund, with over £3.5 billion of FUM at 31 December 2011, has outperformed its benchmark by 2.0 per cent a year since the onset of the credit crisis in December 2008.

Financial performance
M&G continues to execute against its strategy and deliver strong performance for both clients and its shareholder, the Prudential Group. M&G's 2011 financial performance continues the momentum from the strong full year results recorded in 2010. Revenues have continued to improve steadily, rising £90 million (15 per cent), while costs remain under control, increasing by only £40 million (10 per cent). As a result, operating profits grew by 22 per cent during the year to a record level of £301 million, surpassing the previous best of £246 million set in 2010. M&G's operating margin increased to 40 per cent (year to 31 December 2010: 37 per cent). M&G's very strong profit performance reflects in particular the transformation in net sales experienced by the business since the beginning of 2009, particularly from the Retail business. We continue to seek operational efficiencies across the M&G Group to support the scalability of our business model. This cost discipline, combined with the rise in FUM has generated a cost / income ratio of 60 per cent for the full year, an improvement on the 2010 result of 63 per cent.

1 Source: Lipper FMI (February 2012, data as at December 2011). FundFlash. Thomson Reuters
2 Source: Fundscape. (Q4 issue, February 2012). The Pridham Report. Fundscape LLP
3 The benchmark for the Fund is the iBoxx Sterling Non Gilts Index.
4 Returns are gross estimates on an offer to offer basis.
5 Excluding performance-related fees.

Given the on-going strength of its financial performance, M&G continues to provide capital-efficient profits and cash generation for the Group. This is in addition to the strong investment returns generated on the internally managed funds. M&G remits a substantial proportion of its post-tax profits to the shareholder, which in 2011 amounted to £213 million (2010: £150 million).

Prudential Capital

Prudential Capital manages the Group's balance sheet for profit by leveraging Prudential's market position. This business has three strategic objectives: to provide professional treasury services to the Prudential Group; to operate a first-class wholesale and capital markets interface; and to realise profitable opportunities within a tightly controlled risk framework. Prudential Capital generates revenue by providing bridging finance, managing investments and operating a securities lending and cash management business for the Prudential Group and its clients.

The business has consolidated its position in a period of difficult and volatile markets, focusing on liquidity across the Prudential Group, management of the existing asset portfolio and conservative levels of new investment. Development of new product and infrastructure has continued, helping to maintain the dynamism and flexibility necessary to identify and realise opportunities for profit within acceptable risk parameters. Prudential Capital is committed to working closely with other business units across the Prudential Group to exploit opportunities and increase value creation for Prudential as a whole.

Prudential Capital has a diversified earnings base derived from its portfolio of secured loans, debt investments and the provision of wholesale markets services. Despite the continued difficult market conditions, IFRS operating profit was £56 million in 2011 (2010: £38 million). In 2011 a total of £67 million was remitted to the Group.

Eastspring Investments

	AER			CER
	2011	2010	Change	2010	Change
	£m	£m	%	£m	%
Gross investment inflows (excluding MMF)	7,824	11,973	(35)	11,959	(35)
Net investment inflows (excluding MMF)	633	1,837	(66)	1,882	(66)
Money Market Funds (MMF) net outflows	(512)	(2,052)	(75)	(1,954)	(74)
Funds under management	50.3 bn	51.9 bn	(3)	51.3 bn	(2)
Total IFRS operating profit	80	72	11	73	10

Market overview
Prudential's asset management business in Asia manages investments for Asian third-party retail and institutional clients in addition to investments of Prudential's Asian, UK and US life companies.

Markets remained challenging in 2011, with overall net outflows seen in the Asia (excluding Japan) onshore funds market. Equity markets struggled to gain traction driven by poor investor sentiment in the face of weak macroeconomic signals. Japan was also impacted by the natural disaster which occurred earlier in the year.

Eastspring Investments
In November 2011, Prudential announced that its Asian Fund Management operations would be rebranded Eastspring Investments. The new brand, which was officially launched in February 2012, will enable the business to establish a cohesive regional presence thereby penetrating the offshore segment more effectively. It also supports distribution to new markets beyond Asia.

Business performance
Total funds under management of £50.3 billion were down 3 per cent over the same period last year. The effect of positive net flows from the Asian Life Business and third party retail and institutional clients, was offset by the combined effect of outflows in the low margin money market funds (MMF) and the negative market movements particularly in the second half of the year.

Net inflows from third parties (excluding MMF) were £633 million compared to net inflows of £1,837 million during 2010. This is attributed to lower bond fund returns and to Japan, where significant inflows from the launch of the Asia Oceania equity fund in 2010 were not repeated in 2011. Clearly the environment in Japan was not conducive to product launches in the first half of 2011. This situation was partially mitigated by net inflows from corporate and institutional clients in Korea, together with new institutional mandates.

1 Excluding performance-related fees and carried interest on private equity investments.
Financial performance
IFRS profits of £80 million are a record and were up 11 per cent on prior year as a result of higher average funds under management and disciplined management of costs.

US asset management

PPM America

	AER			CER
	2011	2010	Change	2010	Change
	£m	£m	%	£m	%
Total IFRS operating profit	4	10	(60)	10	(60)

Market overview
PPM America (PPMA) manages assets for Prudential's US, UK and Asian affiliates. PPMA also provides other affiliated and unaffiliated institutional clients with investment services including collateralised debt obligations (CDOs), private equity funds, institutional accounts, and mutual funds. PPMA's strategy is focused on managing existing assets effectively, maximising the benefits derived from synergies with our international asset management affiliates, and leveraging investment management capabilities across the Prudential Group. PPMA also pursues third-party mandates on an opportunistic basis.

Financial performance
IFRS operating profit in 2011 was £4 million, compared to £10 million in 2010, due to the non-recurrence of the 2010 performance related fees.

At 31 December 2011, funds under management of £55 billion were as follows:

					AER
	2011				2010
	US	UK	Asia	Total	US	UK	Asia	Total
	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Insurance	32	15	-	47	31	15	-	46
Unitised	1	1	5	7	1	1	5	7
CDOs	1	-	-	1	1	-	-	1
Total funds under management	34	16	5	55	33	16	5	54

Curian	AER			CER
	2011	2010	Change	2010	Change
	£m	£m	%	£m	%
Gross investment flows	1,684	1,361	24	1,312	28
Revenue	51	39	31	37	38
Costs	(45)	(38)	18	(36)	25
Total IFRS operating profit	6	1	500	1	500
Total funds under management	4.7bn	3.5bn	34	3.5bn	34

Market overview
Curian Capital, Jackson's registered investment advisor, provides innovative fee-based managed accounts and investment products to advisers through a sophisticated technology platform. Curian expands Jackson's access to advisers while also complementing Jackson's core annuity product lines with Curian's retail asset management products.

Business performance
At 31 December 2011, Curian had total assets under management of £4.7 billion, compared to £3.5 billion at the end of 2010. Curian generated record deposits of £1,684 million in 2011, up 24 per cent over 2010. Curian continues to benefit from its prior investment platform expansions and its significant expansion in 2011 of the firm's wholesaling team and new distribution territories.

Financial performance
Curian reported an IFRS basis operating profit of £6 million in 2011 compared to £1 million in 2010.

US Broker-dealer

National Planning Holdings, Inc.

	AER			CER
	2011	2010	Change	2010	Change
	£m	£m	%	£m	%
Revenue	491	449	9	433	13
Costs	(477)	(438)	9	(422)	13
Total IFRS operating profit	14	11	27	10	40

Market overview
National Planning Holdings, Inc. (NPH) is Jackson's affiliated independent broker-dealer network. The business is comprised of four broker-dealer firms, including INVEST Financial Corporation, Investment Centers of America, National Planning Corporation, and SII Investments.

NPH continues to grow the business and revenue per representative. By utilising high-quality, state-of-the-art technology, Jackson provides NPH's advisers with the tools they need to operate their practices more efficiently. At the same time, through its relationship with NPH, Jackson continues to benefit from an important retail distribution outlet, as well as receive valuable insights into the needs of financial advisers and their clients.

Financial performance
NPH generated revenue of £491 million in 2011, up from £449 million in 2010, on gross product sales of £8.6 billion. The network continues to achieve profitable results, with 2011 IFRS operating profit of £14 million, a 27 per cent increase from £11 million in 2010. At 31 December 2011, the NPH network had 3,636 registered advisers, up from 3,461 at year end 2010.

Financial Review

Results Summary

International Financial Reporting Standards (IFRS) Basis Results*
Statutory IFRS basis results
	2011	2010
Profit after tax attributable to equity holders of the Company	£1,490m	£1,431m
Basic earnings per share	58.8 p	56.7 p
Shareholders' equity, excluding non-controlling interests	£9.1bn	£8.0bn

Supplementary IFRS basis information
	2011	2010
	£m	£m
Operating profit based on longer-term investment returns*	2,070	1,941
Short-term fluctuations in investment returns on shareholder-backed business	(148)	(123)
Shareholders' share of actuarial and other gains and losses on defined benefit pension schemes	21	(10)
Costs of terminated AIA transaction	-	(377)
Gain on dilution of Group holdings	-	30
Profit before tax attributable to shareholders	1,943	1,461
Operating earnings per share* (reflecting operating profit based on longer-term investment returns after related tax and non-controlling interests)(i)	63.9 p	62.0 p

European Embedded Value (EEV) Basis Results*
	2011	2010
	£m	£m
Asian operations	1,839	1,518
US operations	1,455	1,480
UK operations:
UK insurance operations	893	982
M&G	357	284
Other income and expenditure	(536)	(494)
RPI to CPI inflation measure change on defined benefit pension schemes	45	-
Restructuring and Solvency II implementation costs	(75)	(74)
Operating profit based on longer-term investment returns*	3,978	3,696
Short-term fluctuations in investment returns	(907)	(30)
Mark to market value movements on core borrowings	(14)	(164)
Shareholders' share of actuarial and other gains and losses on defined benefit pension schemes	23	(11)
Effect of changes in economic assumptions	(158)	(10)
Costs of terminated AIA transaction	-	(377)
Gain on dilution of Group holdings	-	3
Profit before tax (including actual investment returns)	2,922	3,107
Operating earnings per share* (reflecting operating profit based on longer-term investment returns after related tax and non-controlling interests)(i)	115.7 p	106.9 p
Shareholders' equity, excluding non-controlling interests	19.6 bn	18.2 bn

	2011	2010
Dividends per share declared and paid in reporting period	25.19 p	20.17 p
Dividends per share relating to reporting period	25.19p	23.85 p
Funds under management	£351bn	£340bn
Insurance Groups Directive capital surplus (as adjusted)*	£4.0bn	£4.3bn

(i)   Operating earnings per share reflects operating profit based on longer-term investment returns after related tax and non-controlling interests but excludes in 2010 an exceptional tax credit of £158 million which primarily relates to the impact of a settlement agreed with the UK tax authorities.

* See basis of preparation on following page.

* Basis of preparation
Results bases
The basis of preparation of the statutory IFRS basis results and supplementary IFRS basis information is consistent with that applied for the full year 2010 results and financial statements.

The EEV basis results have been prepared in accordance with the European Embedded Value principles issued by the CFO Forum of European Insurance Companies in May 2004 and expanded by the Additional Guidance on EEV disclosures published in October 2005. Life insurance products are, by their nature, long-term and the profit on this business is generated over a significant number of years. Accounting under IFRS alone does not, in Prudential's opinion, fully reflect the value of future profit streams. Prudential considers that embedded value reporting provides investors with a measure of the future profit streams of the Group's in-force long-term businesses and is a valuable supplement to statutory accounts. There has been no change to the basis of presentation of the EEV results from the 2010 results and financial statements.

Exchange translation - Actual Exchange Rate (AER) and Constant Exchange Rate (CER)
The comparative results have been prepared using previously reported exchange rates (AER basis) except where otherwise stated. In particular results on a constant exchange rate (CER) basis are shown for the analysis of IFRS and EEV operating profit based on longer-term investment returns.

Operating profit based on longer-term investment returns
Consistent with previous reporting practice, the Group provides supplementary analysis of IFRS profit before tax attributable to shareholders and analyses its EEV basis results, so as to distinguish operating profit based on longer-term investment returns from other elements of total profit. On both the IFRS and EEV bases, operating earnings per share are calculated using operating profits based on longer-term investment returns, after related tax and non-controlling interests.

These profits exclude short-term fluctuations in investment returns and the shareholders' share of actuarial and other gains and losses on defined benefit pension schemes. The operating profit based on longer-term investment returns for 2010 also excludes the costs associated with the terminated AIA transaction and the gain arising upon the dilution of the Group's holding in PruHealth.

Under the EEV basis, where additional profit and loss effects arise, operating profit based on longer-term investment returns also excludes the mark to market value movements on core borrowings and the effect of changes in economic assumptions.

After adjusting for related tax and non-controlling interests, the amounts excluded from operating profit based on longer-term investment returns are included in the calculation of basic earnings per share based on total profit attributable to the company's equity holders.

Insurance Groups Directive capital surplus (as adjusted)
The surpluses shown for 2011, which is estimated, and 2010 are before allowing for the final dividends for 2011 and 2010 respectively.

Accounting policy change to be applied in 2012
In October 2010, the Emerging Issues Task Force of the US Financial Accounting Standards Board issued new guidance on accounting for Deferred Acquisition Costs (DAC), effective for reporting periods commencing after 15 December 2011. These proposals restrict the acquisition costs that can be deferred to future periods to those costs that are directly incremental to acquiring a new contract. Although Prudential does not report in accordance with US GAAP, under the accounting policies applied in accordance with IFRS 4, US GAAP is used to measure the insurance assets and liabilities of Jackson and certain of Prudential's Asian operations. Prudential has therefore chosen, as an accounting improvement, to adopt from 1 January 2012 the new US GAAP DAC proposals for these entities. This change will first be applied in the 2012 half year financial report and there is no impact on the results included in this announcement for 2011 and 2010. However, on adoption of the new policy, which will be applied retrospectively, the 2011 IFRS operating profit based on longer-term investment returns will be altered from £2,070 million to £2,027 million, profit before tax attributable to shareholders will be altered from £1,943 million to £1,828 million, and shareholders' funds at 31 December 2011 will be altered from £9,117 million to £8,564 million. Further details, together with the equivalent impacts on the 2010 results and shareholders' funds, can be found in note 8 of the IFRS additional memorandum information. The change of policy has no effect on the regulatory capital position of the Group or on the overall EEV basis results, other than the presentational analysis of EEV shareholders' funds between the component representing IFRS basis shareholders' equity and the component representing additional shareholders' retained profit recognised on the EEV basis.

IFRS Results

IFRS basis operating profit based on longer-term investment returns
		AER		CER
	2011	2010	Change	2010	Change
	£m	£m	%	£m	%
Insurance business					`
Long-term business:
Asia	709	536	32	533	33
US	694	833	(17)	803	(14)
UK	683	673	1	673	1
Development expenses	(5)	(4)	25	(4)	25
Long-term business profit	2,081	2,038	2	2,005	4
UK general insurance commission	40	46	(13)	46	(13)
Asset management business:
M&G (including Prudential Capital)	357	284	26	284	26
Eastspring Investments	80	72	11	73	10
Curian	6	1	500	1	500
US broker-dealer and asset management	18	21	(14)	20	(10)
	2,582	2,462	5	2,429	6
Other income and expenditure	(483)	(450)	7	(449)	8
RPI to CPI inflation measure change on defined benefit pension schemes(i)	42	-	n/a	-	n/a
Solvency II implementation costs	(55)	(45)	22	(45)	22
Restructuring costs	(16)	(26)	(38)	(26)	(38)
Total IFRS basis operating profit based on longer-term investment returns	2,070	1,941	7	1,909	8

(i)   During 2011 the Group altered its assumptions for future statutory increases to pension payments for its UK defined benefit pension schemes. This reflects the UK Government's decision to change the basis of indexation from RPI to CPI.

In 2011, the Group's IFRS operating profit based on longer-term investment returns was £2,070 million, an increase of 7 per cent from 2010.

In Asia, IFRS operating profit for long-term business increased by 32 per cent from £536 million in 2010 to £709 million in 2011. Profits from in-force business grew by 29 per cent between the two periods from £593 million to £763 million, reflecting the continued growth of the business in the region. New business strain of £54 million (2010: £56 million) was lower despite higher sales due to favourable product and country mix.

Hong Kong, Indonesia, Singapore and Malaysia, Prudential's largest markets in Asia, continue to see profits grow strongly, with operating profits from long-term business up 27 per cent from £434 million in 2010 to £552 million in 2011. The growth in Indonesia operating profit2 has been particularly strong, up 35 per cent from £157 million to £212 million, reflecting the organic growth of that business over recent years. Hong Kong's operating profit2 increased 35 per cent to £69 million (2010: £51 million), reflecting the continued growth of the portfolio. Singapore increased by 29 per cent to £167 million2 (2010: £129 million) and Malaysia increased by 7 per cent from £97 million to £104 million2. Other territories contributed operating profits of £119 million before non-recurring items (2010: £83 million) an increase of 43 per cent and have all made positive contributions to this metric for the first time.

The US long-term business operating profit decreased by 17 per cent from £833 million in 2010 to £694 million in 2011 and is after charging £232 million (2010: £11 million) of accelerated DAC amortisation as anticipated. This charge, which is not expected to recur, arises as a result of market movements and their interaction with the mean reversion methodology. It has the effect of masking an underlying improvement in the earnings of the US business, reflecting higher fees from variable annuity business following the growth of separate account balances in recent years. The benefit of higher fees is partially offset by administration expenses which have also increased broadly in line with the scale of business.

In Prudential's UK business, total IFRS operating profit was slightly higher than the prior year at £723 million (2010: £719 million), with long-term business generating £683 million (2010: £673 million). The year on year comparisons are distorted by the effect of bulk annuity transactions which are infrequent and vary in size between financial periods. Our approach to these is very selective and we will only write this business when it meets our strict profitability criteria. Two such transactions were completed in 2011 contributing £23 million to IFRS profits, compared to one transaction in 2010 with an IFRS profit contribution of £63 million.

Life business in the UK (excluding the impact of the bulk annuity transactions), contributed operating profits of £660 million in 2011, 8 per cent higher than the £610 million generated in 2010. The contribution from with-profits business was lower at £293 million (2010: £310 million). Operating profit from non-profit annuity and other life business was £67 million higher at £367 million, reflecting higher annuity profits. Profit from UK general insurance commission were lower at £40 million (2010: £46 million) following the expected decline of the in-force policy numbers as the business matures.

Total operating profit for 2011 from M&G and Prudential Capital was £357 million, an increase of 26 per cent from £284 million in 2010. This performance is driven by improved revenues reflecting the strong net inflows received in recent periods, with funds under management of £201 billion at 31 December 2011, compared with £198 billion at 31 December 2010, together with a continued focus on cost discipline which saw a 3 percentage point reduction in the cost/income ratio.

1 Excludes Japan which ceased writing new business in 2010. New business strain was in 2010 £1 million.
2 Before non-recurring items.

Eastspring Investments reported operating profits of £80 million, an increase of 11 per cent from the £72 million recognised in 2010. This improvement is driven both by increased operating revenues from higher average funds under management during 2011 and continued cost discipline resulting in a 2 percentage point improvement in the cost/income ratio.

The £33 million increase in the charge for other income and expenditure from £450 million in 2010 to £483 million in 2011 primarily reflects an increase in interest payable on core structural borrowings, following additional debt raised in January 2011 to repay debt in December 2011.

Following the UK Government's decision to change the basis of indexation from RPI to CPI, the Group altered its assumptions for future statutory increases to pension payments for its UK defined benefit pension schemes. This resulted in a one-off credit to operating profit of £42 million in 2011 and will not recur going forward.

A total of £55 million of Solvency II implementation costs were incurred in 2011 (2010: £45 million) as we move closer to the implementation of the new regime.

IFRS basis results - Analysis of long-term insurance business pre-tax IFRS operating profit based on longer-term investment returns by driver

	AER			AER			CER
	2011			2010 iii			2010

	Operating profit	Average liability	Margini	Operating profit	Average liability	Margini	Operating profit	Average liability	Margini
	£m	£m	bps	£m	£m	bps	£m	£m	bps
Spread income	1,065	57,417	185	1,013	53,894	188	988	53,056	186
Fee income	870	68,298	127	688	56,822	121	669	56,303	119
With-profits	331	93,056	36	342	89,693	38	342	90,060	38
Insurance margin	736			592			582
Margin on revenues	1,425			1,212			1,211
Expenses
Acquisition costsii	(1,783)	3,681	(48)%	(1,645)	3,492	(47)%	(1,612)	3,439	(47)%
Administration expenses	(1,043)	125,715	(83)	(924)	110,716	(83)	(910)	109,359	(83)
DAC adjustments	280			518			498
Expected return on shareholder assets	200			242			237
Operating profit based on longer-term investment returns	2,081			2,038			2,005

(i)    Margin represents the operating return earned in the period as a proportion of the relevant class of policyholder liabilities excluding unallocated surplus. For UK and Asia, opening and closing policyholder liabilities have been used to derive an average balance for the period, as this is seen as a good proxy for average balances throughout the year. Given the volatility in the year the calculation of average liabilities has been refined for Jackson in two ways: (i) the average for both the general and separate account balances is now derived from month-end balances throughout the year as opposed to opening and closing balances only, and (ii) liabilities held in the general account for variable annuity living and death guaranteed benefits have been excluded from the calculation of the average as no spread income is earned on these balances. The 2010 balances for Jackson have been amended for consistency albeit impacts are minimal.

(ii) Acquisition cost ratio represents shareholder acquisition costs as a percentage of total APE (including £7 million of sales for Japan in 2010).

(iii)  Following the reduction in 2010 of the Group's interest in the PruHealth and PruProtect businesses from 50 per cent to 25 per cent, the profits of these businesses have been shown as a single line in the insurance margin line consistent with associate accounting principles. 2010 has been amended in light of this change.

Spread income has increased by £52 million to £1,065 million, an increase of 5 per cent, broadly in line with the growth in average liabilities. The margin secured has fallen from 188 bps in 2010 to 185 bps in 2011 principally due to 2010 benefiting from higher bulk annuity sales. Spread income in the US has increased by £38 million, with 2011 continuing to benefit from transactions to more closely match asset and liability duration as well as lower amounts credited to policyholders on fixed annuities.

Fee income has increased by £182 million to £870 million driven by the 20 per cent increase in the Group's average unit-linked liabilities, which principally reflects the £7.0 billion net inflows into Jackson separate's accounts in 2011. The fee income margin has increased from 121 bps to 127 bps in 2011 as Jackson contributes a greater proportion to the total, where the fee margin is higher.

Insurance margin has increased by £144 million to £736 million in 2011 driven in part by the continuing growth in the in-force book in Asia, which has a relatively high proportion of risk-based products.

Margin on revenues principally comprises amounts deducted from premiums to cover acquisition costs and administration expenses. The margin has increased by £213 million from £1,212 million in 2010 to £1,425 million in 2011, with Asia accounting for £181 million of the increase. This principally reflects higher premium income.

Acquisition costs have increased in absolute terms to £1,783 million, broadly in line with the increased new business sales. Expressed as a percentage of new business APE, 2011 has seen a marginal increase from 47 per cent in 2010 to 48 per cent in 2011.

Administration expenses have also increased to £1,043 million, reflecting the growth of the business in the year, while the margin remains constant at 83 bps.

DAC adjustments are a net benefit to the result as the deferral of current years acquisition costs exceed the amortization of previously deferred costs. This net benefit decreased by £238 million in 2011 relative to last year, primarily as a result of the acceleration of DAC amortisation in the US of £232 million. This represents the reversal of the benefit received in 2008 from the mean reversion formula, together with the impact of lower than assumed separate account returns in the year.

IFRS basis results - Margin analysis of asset management pre-tax IFRS operating profit based on longer-term investment returns by driver

	2011
	M&G	Eastspring Investments	PruCap	US	Total
	£m	£m	£m	£m	£m
Operating income*	727	202	122	338	1,389
Operating profit based on longer-term investment returns	301	80	56	24	461
Average funds under management (FUM)†	£199.8 bn	£51.1 bn
Margin based on operating income†	36 bps	40 bps
Cost/income ratio‡	60%	62%

	2010
	M&G	Eastspring Investments	PruCap	US	Total
	£m	£m	£m	£m	£m
Operating income*	632	191	88	229	1,140
Operating profit based on longer-term investment returns	246	72	38	22	378
Average funds under management (FUM)†	£186.5 bn	£47.2 bn
Margin based on operating income†	34 bps	40 bps
Cost/income ratio‡	63%	64%
* Operating income is net of commissions and includes performance related fees.
† Margin represents operating income as a proportion of the funds under management (FUM). Opening and closing FUM have been used to derive the average.
‡ Cost/income ratio is calculated as cost as a percentage of income excluding performance-related fees, and for M&G carried interest on private equity investments.

M&G's asset management fee margin increased from 34 bps in 2010 to 36 bps in 2011. This reflected a shift in funds under management mix towards external business which at 31 December 2011 represented 46 per cent of total funds under management (2010: 45 per cent). M&G continues to focus on cost control and the efficiencies created as the scale of the business grows. The benefit of this operational leverage is evident in the reduction in the cost/income ratio from 63 per cent in 2010 to 60 per cent in 2011.

At Eastspring Investments, fee margin has been maintained at 40 bps. The margin reflects higher retail margins arising from new administration fees for offshore funds and higher margins in Taiwan, offset by a decrease in institutional margins due to a shift in asset mix from higher margin equity funds, in favour of lower margin fixed income funds. Equity markets correction experienced in Asia and globally in 2011 has contributed to this asset mix shift. Continued focus on costs has seen cost/income ratio decrease from 64 per cent in 2010 to 62 per cent in 2011.

PruCap's operating profit increased during 2011, reflecting the ongoing active management of the portfolio in the period.

IFRS basis profit after tax

	2011	2010
	£m	£m
Operating profit based on longer-term investment returns	2,070	1,941
Short-term fluctuations in investment returns:
Insurance operations	(28)	(148)
Other operations	(120)	25
	(148)	(123)
Shareholders' share of actuarial and other gains and losses on defined benefit pension schemes	21	(10)
Costs of terminated AIA transaction	-	(377)
Gain on dilution of Group holdings	-	30
Profit before tax attributable to shareholders	1,943	1,461
Tax charge attributable to shareholders' profit(i)	(449)	(25)
Non-controlling interests	(4)	(5)
Profit for the year attributable to equity holders of the Company	1,490	1,431
(i) In 2010 tax charge attributable to shareholders' profit includes a credit of £158 million which primarily relates to the impact of a settlement agreed with the UK authorities.

The total profit before tax attributable to shareholders was £1,943 million in 2011, compared with £1,461 million in 2010. The improvement reflects the increase in operating profit based on longer-term investment returns, and the fact that in 2010 the profit was reduced by the terminated AIA transaction costs of £377 million.

In calculating the IFRS operating profit, we use longer-term investment return assumptions rather than actual investment returns arising in the year. The difference between actual investment returns recorded in the income statement and longer-term returns is shown in the analysis of profits as short-term fluctuations in investment returns.

IFRS short-term fluctuations in investment returns

Short-term fluctuations in investment returns for our insurance operations comprise negative £92 million for Asia, negative £95 million for US operations and positive £159 million in the UK.

The negative short-term fluctuations of £92 million for our Asian operations in part reflects equity market falls in Taiwan and a partial reversal of unrealised gains recognised in prior years on the Group's investment in China Life Insurance Company of Taiwan.

Negative fluctuations of £95 million arising in our US operation comprise negative £183 million from short-term fluctuations offset by positive £88 million relating to Jackson's debt securities portfolio. These gains arise as a result of a high level of realised investment gains in 2011, following management's credit risk reduction programme.

The positive short-term fluctuations of £159 million for our UK operations principally reflect net valuation gains arising in the period on fixed income assets backing the capital of the shareholder-backed annuity business.

Short-term fluctuations for other operations were negative £120 million representing unrealised losses on investments, principally on centrally held swaps to manage foreign exchange and certain macro-economic exposures of the Group.

Shareholders' share of actuarial and other gains and losses on defined benefit pension schemes
The shareholders' share of actuarial and other gains and losses on defined benefit pension schemes of positive £21 million mainly reflects favourable experience in the year in respect of the Scottish Amicable scheme combined with the impact of assumption changes, primarily from lower inflation and lower expected salary increases, applied to the liabilities of both the Scottish Amicable and M&G schemes.

Effective tax rates
The effective rate of tax on operating profit based on longer-term investment returns was 22 per cent (2010: 11 per cent). For 2010, adjusting the reported tax rate to exclude the exceptional tax credit of £158 million which primarily relates to the impact of a settlement agreed with the UK tax authorities, the underlying tax rate operating profit was 19 per cent.

The effective rate of tax at the total IFRS profit level was 23 per cent (2010: 2 per cent). Adjusting the rate in 2010 to exclude the exceptional tax credit of £158 million gives an underlying tax rate at the total IFRS profit level of 13 per cent. In both 2011 and 2010, we have benefitted from a reduction in the main UK corporate tax rate from 28 per cent to 26.5 per cent. In 2010, and to a lesser extent in 2011, we also benefited from utilising carried forward tax losses for which no deferred tax asset was previously established.

EEV Results

EEV basis operating profit based on longer-term investment returns
		AER		CER
	2011	2010	Change	2010	Change
	£m	£m	%	£m	%
Insurance business
Asia	1,764	1,450	22	1,438	23
US	1,431	1,458	(2)	1,406	2
UK	853	936	(9)	936	(9)
Development expenses	(5)	(4)	25	(4)	25
Long-term business profit	4,043	3,840	5	3,776	7
UK general insurance commission	40	46	(13)	46	(13)
Asset management business:
M&G	357	284	26	284	26
Eastspring Investments	80	72	11	73	10
Curian	6	1	500	1	500
US broker-dealer and asset management	18	21	(14)	20	(10)
	4,544	4,264	7	4,200	8
Other income and expenditure	(536)	(494)	9	(493)	9
RPI to CPI inflation measure change on defined benefit pension schemes(i)	45	-	n/a	-	n/a
Solvency II implementation costs	(56)	(46)	22	(46)	22
Restructuring costs	(19)	(28)	(32)	(28)	(32)
Total EEV basis operating profit	3,978	3,696	8	3,633	9

(i)   During the first half of 2011 the Group altered its assumptions for future statutory increases to pension payments for its UK defined benefit pension schemes. This reflects the UK Government's decision to change the basis of indexation from RPI to CPI.

In 2011, Prudential Group's total EEV basis operating profit based on longer-term investment returns was £3,978 million, an increase of 8 per cent from 2010.

Long-term business profit generated by the Group increased by 5 per cent to £4,043 million. This profit comprises:

•	New business profit of £2,151 million (2010: £2,028 million);
•	In-force profit of £1,897 million (2010: £1,817 million); and
•	Negative £5 million for other items including development expenses (2010: negative £5 million).

New business profit at £2,151 million was 6 per cent higher than last year, which compares with the equivalent increase in new business APE of 6 per cent. Group new business margin was unchanged at 58 per cent as pricing actions coupled with favourable changes in business mix fully mitigated the downward pressure on margins from the significant declines in long-term interest rates.

Strong new business margins continue to be recorded across the Group. The margin for the Asian business increased from 60 per cent to 65 per cent driven by a shift in country mix and the ongoing high mix of health and protection business. The reduction in the US new business profit margin was curtailed to a 1 percentage point decrease to 64 per cent despite the significant falls in 10-year Treasury yields, as management took strong pricing and business actions. The UK new business margin was lower than last year at 35 per cent (2010: 45 per cent). Comparisons here are distorted by our selective approach to bulk annuity sales. The retail margin (which excludes credit life and bulk annuities) fell from 35 per cent in 2010 to 32 per cent in 2011 due to lower sales of the higher margin annuity business.

The contribution to operating profit from life in-force business increased by 4 per cent to £1,897 million. In-force profit comprises £1,447 million from the unwind of the discount on the opening embedded value and other expected returns (2010: £1,492 million) and £450 million from the effect of operating assumption changes, experience variances and other items (2010: £325 million). The unwind of discount and other expected returns is £45 million lower than 2010 with the growth in the business, being offset by the effect on this profit measure of lower interest rates. We estimate that the fall in long-term interest rates during 2011 adversely impacted the unwind and other expected returns by around £200 million.

In 2011, at £688 million (2010: £549 million), Asia was the highest contributor to the Group's life in-force profit for the first time. In Asia we have seen improvements in overall experience and operating assumption changes, with a positive impact for the year of £75 million (2010: negative £24 million). This positive trend primarily reflects favourable mortality and morbidity experience partially offset by the effect of strengthening partial withdrawals lapse assumptions in Malaysia following the review undertaken in 2011.

US life in-force profit was lower at £616 million (2010: £697 million). Jackson's focused approach to managing the in-force portfolio coupled with the benefits of scale, have enabled the business to outperform its expected return in both years, albeit to a lower extent in 2011. The contribution to profits from experience and operating assumption changes totalled £183 million in 2011 compared to £246 million last year. Within these amounts, swap transactions undertaken to more closely match the overall asset and liability duration in 2010 and 2011, contributed to spread gains of £152 million (2010: £158 million).

UK life in-force profit was also higher at £593 million (2010: £571 million). The reduction in 15-year gilt yields reduced the contribution from the unwind of the discount on the opening embedded value and return on net worth relative to last year by £65 million to £485 million. Disciplined management of the in-force book has enabled the business to outperform the expected returns, generating profits from experience and operating assumption changes of £108 million (2010: £21 million). Included in both years are the beneficial effects on future profits arising from the reduction in UK corporation taxes enacted in both years; in 2011 this amounted to £79 million, while in 2010 this amounted to £41 million.

Operating profit from the asset management business and other non-long term businesses increased to £501 million, up 18 per cent from £424 million in 2010.

Other income and expenditure totalled a net expense of £536 million compared with £494 million in 2010. The £42 million increase principally reflects the higher interest payable on core structural borrowings on the US$550 million Tier 1 subordinated note issued in January, the proceeds of which were used to redeem the €500 million Tier 2 notes in December 2011.

1 Excludes Japan which ceased writing new business in 2010.

EEV basis profit after tax and non-controlling interests
	AER
	2011	2010
	£m	£m
EEV basis operating profit based on longer-term investment returns	3,978	3,696
Short-term fluctuations in investment returns:
- Insurance operations	(787)	(55)
- Other operations	(120)	25
	(907)	(30)
Mark to market value movements on core borrowings	(14)	(164)
Shareholders' share of actuarial and other gains and losses on defined benefit pension schemes	23	(11)
Effect of changes in economic assumptions	(158)	(10)
Costs of terminated AIA transaction	-	(377)
Gain on dilution of Group holdings	-	3
Profit before tax	2,922	3,107
Tax charge attributable to shareholders' profit(i)	(776)	(530)
Non-controlling interests	(4)	(4)
Profit after non-controlling interests	2,142	2,573
(i) In 2010 tax charge attributable to shareholders' profit includes a credit of £158 million which primarily relates to the impact of a settlement agreed with the UK tax authorities.

Short-term fluctuations in investment returns
EEV operating profit is based on longer-term investment return assumptions rather than actual investment returns achieved. Short-term fluctuations in investment returns represent the difference between the actual investment return and those assumed in arriving at the reported operating profit.

Short-term fluctuations in investment returns for insurance operations of negative £787 million comprise negative £155 million for Asia, negative £491 million for our US operations and negative £141 million in the UK.

For our Asian business, short-term fluctuations of negative £155 million (2010: positive £287 million) reflects the effect on future fee income of the lower than assumed equity market returns in 2011, partially offset by valuation gains on bonds backing shareholder capital arising from the fall in interest rates.

In our US business, short-term fluctuations in investment returns were negative £491 million (2010: negative £678 million), principally reflecting the effect on fee income of the actual separate account return in 2011 of negative 0.5 per cent being lower than the longer term expected level of 5.4 per cent on projected future fees.

For our UK business, the short-term fluctuations in investment returns were negative £141 million (2010: positive £336 million). This reflects the actual return on the with-profits fund in 2011 of 3.2 per cent being lower than the longer-term assumed rate of 5.1 per cent, partly offset by higher than expected returns on the bonds backing the capital of the shareholder annuity business, following the fall in yields in 2011.

Mark to market movement on core borrowings
The mark to market movement on core borrowings was a negative £14 million in 2011, lower than the negative £164 million reported in 2010 when there was a more significant narrowing of credit spreads as the 2008 market dislocation unwound.

Shareholders' share of actuarial and other gains and losses on defined benefit pension schemes
The shareholders' share of actuarial and other gains and losses on defined benefit pension schemes on the EEV basis comprises the IFRS charge attributable to shareholders, and the shareholders' share of movements in the scheme assets and liabilities attributable to the PAC with-profits fund. On the EEV basis there was a gain of £23 million (2010: charge of £11 million) mainly reflecting favourable experience in the year in respect of the Scottish Amicable scheme combined with the impact of assumption changes, primarily from lower inflation and expected salary increases, applied to the liabilities of both the Scottish Amicable and M&G schemes.

Effect of changes in economic assumptions
The effect of changes in economic assumptions of negative £158 million, comprises positive £279 million for Asia, negative £144 million for the US and negative £293 million for the UK.

The Asia and UK effect principally reflects the effect on economic profits of the reduction in long-term yields and the associated decrease in the risk discount rates. This effect is positive in Asia given the predominance of health and protection while in the UK this effect is negative as the majority of future profits relate to with-profits business.

In our US business, the reduction in long-term yields and the associated decrease in risk discount rates has a positive effect on future fixed annuity spread profits which broadly offset the negative effect on future variable annuity fee income. The overall negative effect of £144 million principally reflects the prudent decision taken by Jackson to increase the allowance for future credit defaults following the widening of credit spreads in the second half of 2011.

Effective tax rates
The effective rate of tax on operating profit based on longer-term investment returns was 26 per cent (2010: 23 per cent). For 2010, adjusting the reported tax rate to exclude the exceptional tax credit of £158 million which primarily relates to the impact of a settlement agreed with the UK tax authorities, the underlying tax rate on 2010 operating profits was 27 per cent.

The effective rate of tax at the total EEV profit level was 27 per cent (2010: 17 per cent). Adjusting the rate in 2010 to exclude the exceptional tax credit of £158 million gives an underlying tax rate at the total profit level of 22 per cent.

At the operating profit level, the effective underlying tax rate is lower in 2011 than in 2010, reflecting reduced UK corporation tax rates. At the total profit level, the underlying effective tax rate is higher than in 2010 reflecting the absence of favourable one off adjustments in the US tax rate, partly offset by reduced UK corporation tax rates.

Earnings and Dividends Per Share

Earnings per share (EPS)
	2011	2010	2010
		Excluding exceptional tax credit (i)	Including exceptional tax credit
	pence	pence	pence
Basic EPS based on operating profit after tax and non-controlling interests
IFRS	63.9	62.0	68.3
EEV	115.7	106.9	113.2
Basic EPS based on total profit after non-controlling interests
IFRS	58.8		56.7
EEV	84.6		101.9
(i) The exceptional tax credit in 2010 relates to a £158 million credit which primarily relates to the impact of a settlement agreed with the UK tax authorities.

Dividend per share
Interim dividends are recorded in the period in which they are paid. Final dividends are recorded in the period in which they are approved by shareholders. The final dividend for the year ended 31 December 2010 of 17.24 pence per ordinary share was paid to eligible shareholders on 26 May 2011 and the 2011 interim dividend of 7.95 pence per ordinary share was paid to eligible shareholders on 22 September 2011.

In light of the continued strong performance of the business and the Group's focus on a growing dividend, the Board has recommended a final dividend of 17.24 pence per share (2010: 17.24 pence), giving a full 2011 dividend of 25.19 pence (2010: 23.85 pence), representing an increase of 5.6 per cent over 2010.

The 2011 final dividend of 17.24 pence per ordinary share will be paid on 24 May 2012 in sterling to shareholders on the principal register and the Irish branch register at 6.00 p.m. BST on Friday, 30 March 2012 (the 'Record Date'), and in Hong Kong dollars to shareholders on the Hong Kong branch register at 4.30 p.m. Hong Kong time on the Record Date (HK Shareholders). Holders of US American Depositary Receipts (US Shareholders) will be paid their dividends in US dollars on or about five days after the payment date of the dividend to shareholders on the principal register. The final dividend will be paid on or about 31 May 2012 in Singapore dollars to shareholders with shares standing to the credit of their securities accounts with The Central Depository (Pte.) Limited (CDP) at 5.00 p.m. Singapore time on the Record Date (SG Shareholders). The dividend payable to the HK Shareholders will be translated using the exchange rate quoted by the WM Company at the close of business on 12 March 2012. The exchange rate at which the dividend payable to the SG Shareholders will be translated into SG$ will be determined by CDP. The dividend will distribute an estimated £439 million of shareholders' funds.

In line with 2010, shareholders on the principal register and Irish branch register will be able to participate in a Dividend Reinvestment Plan.

The Board will maintain its focus on delivering a growing dividend, which will continue to be determined after taking into account our Group's financial flexibility and our assessment of opportunities to generate attractive returns by investing in specific areas of the business. The Board believes that in the medium term a dividend cover of around two times is appropriate.

Movement on Shareholders' Funds
		IFRS		EEV
	2011	2010	2011	2010
		AER		AER
	£m	£m	£m	£m
Operating profit based on longer-term investment returns	2,070	1,941	3,978	3,696
Items excluded from operating profit	(127)	(480)	(1,056)	(589)
Total profit before tax	1,943	1,461	2,922	3,107
Exceptional tax credit	-	158	-	158
Tax and non-controlling interests	(453)	(188)	(780)	(692)
Profit for the period	1,490	1,431	2,142	2,573
Exchange movements, net of related tax	(100)	251	(158)	693
Unrealised gains and losses on Jackson securities classified as available for sale(a)	312	478	-	-
Dividends	(642)	(511)	(642)	(511)
New share capital subscribed	17	75	17	75
Other	9	36	71	104
Net increase in shareholders' funds	1,086	1,760	1,430	2,934
Shareholders' funds at beginning of year	8,031	6,271	18,207	15,273
Shareholders' funds at end of year	9,117	8,031	19,637	18,207
Comprising
Long-term business
Free surplus (b)			2,839	2,748
Required capital			3,447	3,415
Net worth (c)			6,286	6,163
Value of in-force			13,364	12,051
Total			19,650	18,214
Other business (d)			(13)	(7)
Total(e)			19,637	18,207
a Net of related changes to deferred acquisition costs and tax.

b    The increase in free surplus of £91 million from 31 December 2010 arises primarily from £1,100 million being generated by the long-term business (net of new business investment and market related movements), less the cash paid to the holding company, market movements, and other items.

c The increase in net worth in the period principally reflects the free surplus generated in the period, offset by cash paid to the holding company, changes to required capital and other items.
d Shareholders' funds for other than long-term business comprises:

	2011	2010
	£m	£m
Asset management operations(i)	1,783	1,787
Holding company net borrowings	(2,188)	(2,212)
Other, net	392	418
Total shareholders' funds for other business	(13)	(7)
(i) Including goodwill of £1,230 million for 31 December 2011 and 2010.

e EEV shareholders' funds excluding goodwill attributable to shareholders at 31 December 2011 is £18,172 million (2010: £16,741 million).

IFRS
Statutory IFRS basis shareholders' funds at 31 December 2011 were £9.1 billion. This compares to £8.0 billion at 31 December 2010 and represents an increase of £1.1 billion, equivalent to 14 per cent.

The movement primarily reflects the profit for the period after tax and non-controlling interests of £1,490 million and the increase in the level of net unrealised gains on Jackson's debt securities of £312 million from the position at 31 December 2010, offset by the payment of dividends of £642 million and exchange translation losses of £100 million.

EEV
On an EEV basis, which recognises the shareholders' interest in long-term business, shareholders' funds at 31 December 2011 were £19.6 billion, an increase of £1.4 billion from the 31 December 2010 level, equivalent to 8 per cent. This increased level of shareholders' funds primarily reflects the profit after tax of £2,142 million, offset by the negative effects of exchange movements of £158 million and dividend payments of £642 million.

The shareholders' funds at 31 December 2011 relating to long-term business of £19.7 billion comprise £8.5 billion (up 15 per cent from year end 2010) for our Asian long-term business operations, £5.1 billion (up 6 per cent from year end 2010) for our US long-term business operations and £6.1 billion (up 1 per cent from year end 2010) for our UK long-term business operations.

At 31 December 2011, the embedded value for our Asian long-term business operations was £8.5 billion, with £7.1 billion (up £1.1 billion from 2010) being in the South East Asia countries of Indonesia, Malaysia, Philippines, Singapore, Thailand, Vietnam together with Hong Kong. For Prudential's other Asian markets, the embedded value was £1.4 billion in aggregate, unchanged from 2010.

Free Surplus and Holding Company Cash Flow

Overview
The Group manages its internal cash flow by focusing on the free surplus generated by the life and asset management businesses. Remittances are, however, made as and when required by the holding company with excess surplus being left in the businesses where it can be redeployed most profitably. The tables below set out the Group's free surplus generation, and the holding company cash flow statement for 2011.

Free surplus generation
Sources and uses of free surplus generation from the Group's insurance and asset management operations
Group free surplus at the end of the period comprises free surplus for the insurance businesses, representing the excess of the net worth over the required capital included in the EEV results, and IFRS net assets for the asset management businesses excluding goodwill. The free surplus generated during the period comprises the movement in this balance excluding foreign exchange, capital movements, and other reserve movements. Specifically, it includes amounts maturing from the in-force operations during the period less the investment in new business, the effect of market movements and other items.

For asset management operations we have defined free surplus generation to be total post-tax IFRS profit for the period. Group free surplus generated also includes the general insurance commission earned during the period and excludes shareholders' other income and expenditure, and centrally arising restructuring and Solvency II implementation costs.

The total movement in free surplus net of tax in the year can be analysed as follows:
	2011	2010
	£m	£m
Free surplus generation
Expected in-force cash flows (including expected return on net assets)	2,335	2,139
- Life operations	1,972	1,829
- Asset management operations	363	310
Changes in operating assumptions and experience variances	168	220
RPI to CPI inflation measure change on defined benefit pension schemes(i)	33	-
Underlying free surplus generated in the period from in-force business	2,536	2,359
Investment in new business	(553)	(645)
Underlying free surplus generated in the period	1,983	1,714
Market related items	(531)	(94)
Free surplus generated in the period from retained businesses	1,452	1,620
Net cash remitted by the business units	(1,105)	(935)
Other movements and timing differences	(264)	122
Total movement during the period	83	807
Free surplus at 1 January	3,338	2,531
Free surplus at end of period	3,421	3,338
Comprised of:
Free surplus relating to long-term insurance business	2,839	2,748
Free surplus of other insurance business	29	33
IFRS net assets of asset management businesses excluding goodwill	553	557
Total free surplus	3,421	3,338

(i)   During the first half of 2011 the Group altered its assumptions for future statutory increases to pension payments for its UK defined benefit pension schemes. This reflects the UK Government's decision to change the basis of indexation from RPI to CPI.

During 2011 Prudential generated total free surplus from the retained businesses of £1,452 million (2010: £1,620 million). Underlying free surplus generated from the in-force book in 2011 increased by 8 per cent to £2,536 million (2010: £2,359 million), as a result of increased expected returns from the growing insurance book. Changes in operating assumptions and variances comprise £168 million for our life business (2010: £220 million) and a £33 million credit arising from a reduction in the liabilities of the Group's defined benefit pension schemes following the UK Government's decision to change the basis of indexation from RPI to CPI. The life business variances comprise positive £52 million in Asia (2010: positive £3 million), negative £38 million in the UK (2010: positive £26 million), and positive £154 million in the US (2010: positive £191 million), principally reflecting favourable spread experience.

Underlying free surplus generated from in-force business has been used by our life businesses to invest in new business. Despite the strong growth in APE sales, investment in new business has fallen by 14 per cent to £553 million in 2011 as a result of improved capital efficiency. This compares to a 6 per cent increase in sales1 and a 6 per cent increase in new business profits1. The strong improvement in capital efficiency is primarily the result of continuing the active management of the product and geographical mix of the new business sold, in line with the Group's disciplined approach to capital conservation and value optimisation.

Market-related movements of negative £531 million in 2011 (2010: negative £94 million) include negative £432 million from the US principally reflecting the adverse impact on free surplus of the equity volatility experienced in 2011. It also includes negative £49 million in Asia, in part reflecting a fall in equity markets in Taiwan, negative £26 million in the UK and negative £24 million from our asset management businesses.

1 Excludes Japan which ceased writing new business in 2010. Investment in business in Japan in 2011 was £nil (2010: £2 million).

Value created through investment in new business by life operations
	2011
	Asian operations
	Excluding Japan	Japan	Total	US insurance operations	UK insurance operations	Group total excluding Japan	Group total including Japan
	£m	£m	£m	£m	£m	£m	£m
Free surplus invested in new business	(297)	-	(297)	(202)	(54)	(553)	(553)
Increase in required capital	97	-	97	232	77	406	406
Net worth invested in new business	(200)	-	(200)	30	23	(147)	(147)
Value of in-force created by new business	1,011	-	1,011	500	172	1,683	1,683
Post-tax new business profit for the year	811	-	811	530	195	1,536	1,536
Tax	265	-	265	285	65	615	615
Pre-tax new business profit for the year	1,076	-	1,076	815	260	2,151	2,151
New business sales (APE)	1,660		1,660	1,275	746
New business margins (% APE)	65%		65%	64%	35%
Internal rate of return*	>20%		>20%	>20%	>20%

	AER
	2010
	Asian operations
	Excluding Japan	Japan	Total	US insurance operations	UK insurance operations	Group total excluding Japan	Group total including Japan
	£m	£m	£m	£m	£m	£m	£m
Free surplus invested in new business	(278)	(2)	(280)	(300)	(65)	(643)	(645)
Increase in required capital	84	-	84	270	107	461	461
Net worth invested in new business	(194)	(2)	(196)	(30)	42	(182)	(184)
Value of in-force created by new business	866	1	867	525	224	1,615	1,616
Post-tax new business profit for the year	672	(1)	671	495	266	1,433	1,432
Tax	230	-	230	266	99	595	595
Pre-tax new business profit for the year	902	(1)	901	761	365	2,028	2,027
New business sales (APE)	1,501		1,508	1,164	820
New business margins (% APE)	60%		60%	65%	45%
Internal rate of return*	>20%		>20%	>20%	>20%

	CER
	2010
	Asian operations
	Excluding Japan	Japan	Total	US insurance operations	UK insurance operations	Group total excluding Japan	Group total including Japan
	£m	£m	£m	£m	£m	£m	£m
Free surplus invested in new business	(275)	(2)	(277)	(288)	(65)	(628)	(630)
Increase in required capital	84	-	84	260	107	451	451
Net worth invested in new business	(191)	(2)	(193)	(28)	42	(177)	(179)
Value of in-force created by new business	862	1	863	505	224	1,591	1,592
Post-tax new business profit for the year	671	(1)	670	477	266	1,414	1,413
Tax	229	-	229	257	99	585	585
Pre-tax new business profit for the year	900	(1)	899	734	365	1,999	1,998
New business sales (APE)	1,491		1,491	1,121	820
New business margins (% APE)	60%		60%	65%	45%
Internal rate of return*	>20%		>20%	>20%	>20%

*   The internal rate of return (IRR) is equivalent to the discount rate at which the present value of the post-tax cash flows expected to be earned over the lifetime of the business written in shareholder-backed life funds is equal to the total invested capital to support the writing of the business. The capital included in the calculation of the IRR is equal to the amount required to pay acquisition costs and set up statutory reserves less premiums received, plus encumbered capital. The impact of the time value of options and guarantees is included in the calculation.

Overall, the Group wrote £3,681 million of sales on an APE basis in 2011 (2010: £3,485 million) generating a post-tax new business contribution to embedded value of £1,536 million (2010: £1,433 million1). To support these sales, we invested £553 million of capital (2010: £643 million1). By focusing on sales of products and in geographies which are less capital intensive, the Group has increased the amount of post-tax new business profit contribution to embedded value per £1 million of free surplus invested by 27 per cent to £2.8 million (2010: £2.2 million).

1 Excludes Japan which ceased writing new business in 2010.
We estimate the Group's overall internal rate of return for the year ended 31 December 2011 to be greater than 20 per cent. The amount of capital invested covers both new business strain, including commissions, of £147 million (2010: £182 million1) and the required capital of £406 million (2010: £461 million1). Management will continue to focus on capital preservation and investment in those areas which add most value to the Group.

In Asia, investment in new business was £297 million, a 7 per cent increase over the £278 million1 invested in 2010. This contrasts to an 11 per cent increase in new business sales (APE) in the period. For each £1 million of free surplus invested we generated £2.7 million of post-tax new business contribution to embedded value (2010: £2.4 million) the improvement being driven by geographic and product mix changes. The average free surplus undiscounted payback period for business written in 2011 was 3 years (2010: 3 years).

In the US, investment in new business was £202 million, 33 per cent lower than 2010 (£300 million) and contrasts to a 10 per cent increase in APE new business sales. For each £1 million of free surplus invested we generated £2.6 million of post-tax new business contribution to embedded value (2010: £1.7 million). This higher return reflects both a higher proportion of variable annuity business being sold in the year, with a reduced proportion of more capital intensive fixed annuities, product changes which reduce the reserving requirements and marketing cost efficiency. The average free surplus undiscounted payback period for business written in 2011 was 1 year (2010: 1 year).

In the UK, investment in new business was lower, at £54 million compared to £65 million last year. This investment generated APE sales which were 9 per cent lower at £746 million in 2011. For each £1 million of free surplus invested we generated £3.6 million of post-tax new business contribution to embedded value (2010: £4.1 million), with 2010 benefitting from the relatively low capital utilisation of the profitable bulk annuity business written in the last quarter of 2010. The average free surplus undiscounted payback period for shareholder-backed business written in 2011 was 4 years (2010: 4 years).

Holding company cash flow

We continue to manage cash flows across the Group with a view to achieving a balance between ensuring sufficient net remittances from the businesses to cover the progressive dividend (after corporate costs) and maximising value for shareholders through the retention of the free surplus generated at business unit level, so that it can be reinvested in the profitable opportunities available to the Group.  On this basis, the holding company cash flow statement at an operating level should ordinarily balance close to zero before exceptional cash flows, but from time to time additional remittances from business operations will be made to provide the Group with greater financial flexibility at the corporate centre.

	2011	2010
	£m	£m
Net cash remitted by business units:
UK Life fund paid to the Group	223	202
Shareholder-backed business:
Other UK paid to the Group	116	275
Group invested in UK	(42)	(57)
Total shareholder-backed business	74	218
UK net	297	420
US paid to the Group	322	80
Group invested in US	-	-
US net	322	80
Asia paid to the Group
Long-term business	289	330
Other operations	55	33
	344	363
Group invested in Asia
Long-term business	(50)	(63)
Other operations	(88)	(67)
	(138)	(130)
Asia net	206	233

M&G paid to the Group	213	150
PruCap paid to the Group	67	52
Net remittances to the Group from Business Units	1,105	935
Net interest paid	(282)	(231)
Tax received	181	185
Corporate activities	(139)	(146)
Solvency II costs	(56)	(34)
Total central outflows	(296)	(226)
Operating holding company* cash flow before dividend	809	709
Dividend paid (net of scrip in respect of 2010)	(642)	(449)
Operating holding company* cash flow after dividend	167	260
Issue of hybrid debt, net of costs	340	-
Repayment of subordinated debt	(333)	-
Costs of terminated AIA transaction	-	(377)
Bank loan reorganisation	-	120
Other cash payments	(205)	(276)
Total holding company cash flow	(31)	(273)
Cash and short-term investments at beginning of period	1,232	1,486
Foreign exchange movements	(1)	19
Cash and short-term investments at end of period	1,200	1,232
* Including central finance subsidiaries.

Operating holding company cash flow for 2011 before the shareholder dividend was £809 million, £100 million higher than 2010.  After deducting the higher level of shareholder dividend paid following the upward rebasing at the end of 2010 and the cancellation of the scrip dividend option, the operating holding company cash flow was positive £167 million (2010: £260 million).

Cash remittances to the Group from business units

As previously highlighted, the Group focuses on the generation of free surplus by each of the Group's business units and then determines the use of this surplus, balancing between financing new business growth, retaining surplus capital in operations to absorb the effect of market shocks and remitting funds to the Group to cover central outgoings, including the shareholder dividend.

The holding company received £1,105 million of net cash remittances from the business units in 2011, an increase of £170 million from 2010.

Asia continues to be cash positive, with its remittances to the Group during 2011 at £206 million (2010: £233 million).  2010 benefited from a one-off remittance of £130 million from Malaysia, representing the accumulation of historic distributable reserves.  Excluding this amount Asia has doubled its net remittances in 2011. Asia remains on track to meet its objective of £300 million net remittances in 2013.

Cash received from Jackson was £322 million in 2011 (2010: £80 million), above the 2013 sustainable remittance target of £200 million.  Jackson's remittance to the Group for 2011 was taken in the first half, with £200 million representing the remittances for the year and a further £122 million representing releases of excess surplus to Group.  These exceptional releases reflect the success that Jackson has enjoyed in rebuilding its balance sheet strength post the 2008 financial crisis and in writing business at high internal rates of return (IRRs) and with fast payback.

The UK insurance operations remitted £297 million in 2011 (2010: £420 million). Total shareholder-backed business net remittances in 2011 were £74 million (2010: £218 million) with 2010 including £120 million as a result of one-off release of surplus and net financing payments during that year. Cash from the annual with-profits transfer to shareholders increased from £202 million to £223 million in 2011.  The UK remains on track to deliver £350 million of cash to the Group in 2013.

The Group's UK asset management operations remit substantially all of their annual post-tax earnings to the Group. M&G and PruCap collectively remitted £280 million (2010: £202 million).

In the course of 2009 and 2010, the Group raised certain financing contingent on future profits of the UK and Hong Kong life insurance operations which increased the cash remitted by business units by £245 million in aggregate. This was done in order to increase the financial flexibility of the Group during the investment market crisis.

Since then principal and interest repayments have reduced the cash available to be remitted to the Group by these businesses. Based on our current plans, the remaining balance of £145 million will impact the net remittances from these businesses in 2012.

Central outflows and other movements

Central outflows increased to £296 million in 2011 (2010: £226 million).  Lower corporate activities spend in 2011 was offset by increased net interest payments, following the additional debt raised in 2011, and higher Solvency II implementation spend as we draw closer to the date that this regime comes into effect.

After central costs, there was a net cash inflow before dividend of £809 million in 2011 compared to £709 million for 2010.  The dividend paid was £642 million in 2011 compared to £449 million (net of scrip of £62 million) in 2010.

During the first half of 2011 we raised £340 million, net of costs, from the issue of new subordinated debt. Substantially all of these proceeds (£333 million) were used to repay the €500 million Tier 2 subordinated debt in December 2011.

Outside of the normal recurring central cash flow items we incurred £205 million of other cash payments in 2011.  These comprise the first instalment to the UK tax authorities following the settlement reached last year on historic tax issues and the prepayment of fees in relation to new distribution agreements in Asia. A further amount relating to the settlement with the UK tax authorities of £135 million will be paid evenly over the course of 2012 and 2013.

The overall holding company cash and short-term investment balances at 31 December 2011 was broadly level with the balance held at the end of 2010 at £1.2 billion. The company seeks to maintain a central cash balance in excess of £1 billion.

Balance Sheet
Summary
	AER
	2011	2010
	£m	£m
Goodwill attributable to shareholders	1,465	1,466
Investments	250,605	239,297
Holding company cash and short-term investments	1,200	1,232
Other	20,310	18,811
Total assets	273,580	260,806
Less: Liabilities
Policyholder liabilities	227,075	214,727
Unallocated surplus of with-profits funds	9,215	10,253
	236,290	224,980
Less: Shareholders' accrued interest in the long-term business	(10,520)	(10,176)
	225,770	214,804
Core structural borrowings of shareholders' financed operations (IFRS book value basis)	3,611	3,676
Other liabilities including non-controlling interest	24,562	24,119
Total liabilities and non-controlling interest	253,943	242,599
EEV basis net assets	19,637	18,207

Share capital and premium	2,000	1,983
IFRS basis shareholders' reserves	7,117	6,048
IFRS basis shareholders' equity	9,117	8,031
Additional EEV basis retained profit	10,520	10,176
EEV basis shareholders' equity (excluding non-controlling interest)	19,637	18,207

Financial instruments
The Group is exposed to financial risk through its financial assets, financial liabilities, and policyholder liabilities. The key financial risk factors that affect the Group include market risk, credit risk and liquidity risk. Information on the Group's exposure to financial risk factors, and our financial risk management objectives and policies, is provided both in the Risk and Capital Management section and the financial statements. Further information on the sensitivity of the Group's financial instruments to market risk and its use of derivatives is also provided in the financial statements.

The Group's investments are discussed in further detail in the Risk and Capital Management section B.1.b 'Credit risk'.

Policyholder liabilities and unallocated surplus of with-profits fund
	AER				AER
	2011				2010

	Asia	US	UK	Total	Total
Shareholder - backed business	£m	£m	£m	£m	£m
At 1 January	17,716	60,523	43,944	122,183	100,061
Premiums	3,807	12,914	3,575	20,296	19,584
Surrenders	(1,735)	(4,270)	(1,970)	(7,975)	(6,724)
Maturities/Deaths	(233)	(820)	(2,262)	(3,315)	(3,165)
Net cash flows	1,839	7,824	(657)	9,006	9,695
Investment related items and other movements	(909)	136	2,761	1,988	9,249
Acquisition of UOB Life Assurance Limited	-	-	-	-	464
Dilution of holding in PruHealth					(27)
Foreign exchange translation difference	(377)	706	-	329	2,741
At 31 December	18,269	69,189	46,048	133,506	122,183
With-profits funds
- Policyholder liabilities				93,569	92,544
- Unallocated surplus				9,215	10,253
Total at 31 December				102,784	102,797
Total policyholder liabilities including unallocated surplus at 31 December				236,290	224,980

Policyholder liabilities related to shareholder-backed business grew by £11.3 billion from £122.2 billion at 31 December 2010 to £133.5 billion at 31 December 2011.

The increase reflects positive net flows (premiums less surrenders and maturities/deaths) of £9,006 million in 2011 (2010: £9,695 million), driven by strong inflows in the US (£7,824 million) and Asia (£1,839 million).  Net flows in Asia have increased by 42 per cent to £1,839 million in 2011 (2010: £1,298 million).  Additionally, the rate of surrenders in Asia (expressed as a percentage of opening liabilities) was 4.4 per cent in the second half of 2011, an improvement compared with 5.1 per cent in the first half of 2011 and 6.4 per cent in the second half of 2010. The overall rate of surrender in 2011 was 9.8 per cent compared with 13.8 per cent in 2010.

Other movements include positive foreign exchange movements of £329 million (2010: £2,741 million) together with investment related and other items of £1,988 million. Investment related and other items fell from £9,249 million in 2010 to £1,988 million in 2011 principally as a result of the weaker equity markets.

During 2011, the unallocated surplus, which represents the excess of assets over policyholder liabilities for the Group's with-profits funds on an IFRS basis, reduced by 10 per cent from £10.3 billion at 31 December 2010 to £9.2 billion at 31 December 2011.

Shareholders' net borrowings and ratings
Shareholders' net borrowings at 31 December 2011:
	AER				AER
	2011			2010
	IFRS basis	Mark to market value	EEV basis	IFRS basis	Mark to market value	EEV basis
	£m	£m	£m	£m	£m	£m
Perpetual subordinated
Capital securities (Innovative Tier 1)	1,823	(10)	1,813	1,463	28	1,491
Subordinated notes (Lower Tier 2)	829	120	949	1,255	117	1,372
	2,652	110	2,762	2,718	145	2,863
Senior debt
2023	300	56	356	300	33	333
2029	249	21	270	249	(1)	248
Holding company total	3,201	187	3,388	3,267	177	3,444
Prudential Capital	250	-	250	250	-	250
Jackson surplus notes (Lower Tier 2)	160	17	177	159	13	172
Total	3,611	204	3,815	3,676	190	3,866
Less: Holding company cash and short-term investments	(1,200)	-	(1,200)	(1,232)	-	(1,232)
Net core structural borrowings of shareholder-financed operations	2,411	204	2,615	2,444	190	2,634

The Group's core structural borrowings at 31 December 2011 totalled £3.6 billion on an IFRS basis, compared with £3.7 billion at 31 December 2010.

In January 2011, the Company issued US$550 million 7.75 per cent Tier 1 subordinated debt, primarily to retail investors.  The proceeds, net of costs, were US$539 million (£340 million) and financed the repayment of the €500 million Tier 2 subordinated notes in December 2011.

After adjusting for holding company cash and short-term investments of £1,200 million, net core structural borrowings at 31 December 2011 were £2,411 million compared with £2,444 million at 31 December 2010.  The decrease of £33 million represents the net fall in borrowings of £65 million, reflecting the debt repayment and issue described above together with foreign exchange movements in the year, offset by a £32 million fall in holding company cash and short-term investments.

In addition to our core structural borrowings set out above, we also have in place an unlimited global commercial paper programme.  As at 31 December 2011, we had issued commercial paper under this programme totalling £736 million, US$2,539  million, €342 million, CHF62 million and AU$12 million.  The central treasury function also manages our £5 billion medium-term note (MTN) programme, covering both core and non-core borrowings.  In April and October 2011 we refinanced an existing internal £200 million issue under this programme.  In total, at 31 December 2011 the outstanding subordinated debt under the programme was £835 million, US$1,300 million and €20 million, while the senior debt outstanding was £550 million.  In addition, our holding company has access to £2.1 billion of syndicated and bilateral committed revolving credit facilities, provided by 17 major international banks, expiring between 2013 and 2017.  Apart from small drawdowns to test the process, these facilities have never been drawn, and there were no amounts outstanding at 31 December 2011. The commercial paper programme, the MTN programme and the committed revolving credit facilities are all available for general corporate purposes and to support the liquidity needs of our holding company and are intended to maintain a strong and flexible funding capacity.

We manage the Group's core debt within a target level consistent with our current debt ratings.  At 31 December 2011, the gearing ratio (debt, net of cash and short-term investments, as a proportion of EEV shareholders' funds plus net debt) was 10.9 per cent, compared with 11.8 per cent at 31 December 2010.  Prudential plc has strong debt ratings from Standard & Poor's, Moody's and Fitch.  Prudential's long-term senior debt is rated A+, A2 and A from Standard & Poor's, Moody's and Fitch, while short-term ratings are A-1, P-1 and F1 respectively.

The financial strength of PAC is rated AA by Standard & Poor's, Aa2 by Moody's and AA by Fitch.

Jackson National Life Insurance Company's financial strength is rated AA by Standard & Poor's, A1 by Moody's and AA by Fitch.

Financial position on defined benefit pension schemes
The Group currently operates three defined benefit schemes in the UK, of which by far the largest is the Prudential Staff Pension Scheme (PSPS) and two smaller schemes, Scottish Amicable (SAPS) and M&G.

Defined benefit schemes in the UK are generally required to be subject to a full actuarial valuation every three years, in order to assess the appropriate level of funding for schemes in relation to their commitments. The last completed actuarial valuation of PSPS was as at 5 April 2008 demonstrating the scheme to be 106 per cent funded but additional funding akin to deficit funding was agreed by the Trustees in recognition of the fall in value of the scheme's investments between 5 April 2008 and the completion of the valuation in 2009.  This additional deficit funding is apportioned in the ratio of 70/30 between the PAC with-profits fund and shareholder-backed operations, reflecting the company's historic rate of contributions over many years. The total contributions being currently made by the Group into the scheme, representing the annual accrual cost and deficit funding, are £50 million per annum. This amount will continue until the next valuation as at 5 April 2011 is finalised later in 2012 and the future level of company contributions is agreed with the Trustees. The valuation basis under IAS 19 for the Group financial statements differs markedly from the full triennial actuarial valuation basis.  In particular, for PSPS, where constraints in the trust deed prevent the Group access to any surplus in the scheme, the IAS 19 surplus, measured on an economic basis net of related tax relief, of £1,391 million at 31 December 2011 (2010: £421 million) is not recognised.

The actuarial valuation of SAPS as at 31 March 2008 demonstrated the scheme to be 91 per cent funded. Based on this valuation and subsequent agreement with the Trustees, £13.1 million per annum of deficit funding is currently being paid into the scheme. The actuarial valuation of SAPS as at 31 March 2011 is currently being finalised.

The actuarial valuation of the M&G pension scheme as at 31 December 2008 demonstrated the scheme to be 76 per cent funded.  Based on this valuation, deficit funding amounts designed to eliminate the actuarial deficit over a five year period have been agreed with £14.1 million being paid in each of 2010 and 2011 and £9.3 million per annum for the subsequent three years. In 2011, the Group agreed with the Trustee to pay an additional funding of £1.2 million per annum from January 2012 until the conclusion of the actuarial valuation as at 31 December 2011, which is currently in progress.

As at 31 December 2011, on the Group IFRS statement of financial position, the shareholders' share of the net liabilities for these UK schemes amounted to a £17 million liability net of related tax relief (2010: £83 million).  The total share attributable to the PAC with-profits fund amounted to a liability of £38 million net of related tax relief (2010: £99 million).  The adoption by the Group in 2011 of the UK Government's decision to use the CPI in place of the RPI as the basis for inflationary increases to pensions, affected the IAS 19 valuation of certain tranches of the Group's schemes.  This resulted in a credit to pre-tax IFRS operating profit of £42 million.  The impact of this change on the shareholders' share of pension liabilities, net of related tax relief and the total share attributable to the PAC with-profits fund, net of related tax relief, was a reduction of £31 million and £22 million, respectively.

Financial strength of the UK Long-term Fund
On a realistic valuation basis, with liabilities recorded on a market consistent basis, the free assets were valued at approximately £6.1 billion at 31 December 2011, before a deduction for the risk capital margin.  The value of the shareholders' interest in future transfers from the UK with-profits fund is estimated at £2.0 billion.  The financial strength of PAC is rated AA by Standard & Poor's, Aa2 by Moody's and AA by Fitch Ratings.

Despite the decline in financial markets during 2011, Prudential UK's With-Profits fund performed relatively strongly achieving a 2.1 per cent pre-tax investment return for policyholder asset shares during 2011.

Risk and Capital Management

As a provider of financial services, including insurance, the management of risk lies at the heart of our business.  As a result, effective risk management capabilities represent a key source of competitive advantage for our Group.

The Group's risk framework includes our appetite for risk exposures as well as our approach to risk management. Under this approach, we continuously assess the Group's top risks and monitor our risk profile against approved limits. Our main strategies for managing and mitigating risk include asset liability management, using derivatives to hedge relevant market risks, and implementing reinsurance and corporate insurance programmes.

A. Group risk appetite

Prudential defines and monitors aggregate risk limits based on financial and non-financial stresses for its earnings volatility, liquidity and capital requirements.

Earnings volatility: the objectives of the limits are to ensure that:

a. the volatility of earnings is consistent with the expectations of stakeholders;
b the Group has adequate earnings (and cash flows) to service debt, expected dividends and to withstand unexpected shocks; and
c earnings (and cash flows) are managed properly across geographies and are consistent with funding strategies.

The two measures used to monitor the volatility of earnings are European Embedded Value (EEV) operating profit and International Financial Reporting Standards (IFRS) operating profit, although EEV and IFRS total profits are also considered.

Liquidity: the objective is to ensure that the Group is able to generate sufficient cash resources to meet financial obligations as they fall due in business as usual and stressed scenarios.

Capital requirements: the limits aim to ensure that:
a. the Group meets its internal economic capital requirements;
b. the Group achieves its desired target rating to meet its business objectives; and
c. supervisory intervention is avoided.

The two measures used are the EU Insurance Groups Directive (IGD) capital requirements and internal economic capital requirements. In addition, capital requirements are monitored on a local statutory basis.

Our risk appetite framework forms an integral part of our annual business planning cycle.  The Group Risk Committee is responsible for reviewing the risks inherent in the Group's business plan and for providing the Board with input on the risk/reward trade offs implicit therein. This review is supported by our Group Risk function, which uses submissions by business units to calculate the Group's aggregated position (allowing for diversification effects between business units) relative to the limits contained within the risk appetite statements.

B. Risk exposures

The Group Risk Framework deploys a common risk language, allowing meaningful comparisons to be made between different business units. Risks are broadly categorised as shown below.

Category	Risk type	Definition
Financial risks	Market risk
The risk of loss for our business, or of adverse change in the financial situation, resulting, directly or indirectly, from fluctuations in the level or volatility of market prices of assets and liabilities.

Credit risk
The risk of loss for our business or of adverse change in the financial position, resulting from fluctuations in the credit standing of issuers of securities, counterparties and any debtors in the form of default or other significant credit event (eg downgrade or spread widening).

Insurance risk
The risk of loss for our business or of adverse change in the value of insurance liabilities, resulting from changes in the level, trend, or volatility of a number of insurance risk drivers. This includes adverse mortality, longevity, morbidity, persistency and expense experience.

	Liquidity risk	The risk of the Group being unable to generate sufficient cash resources or raise finance to meet financial obligations as they fall due in business as usual and stress scenarios.
Non-financial risks	Operational risk	The risk of loss arising from inadequate or failed internal processes, or from personnel and systems, or from external events.
	Business environment risk	Exposure to forces in the external environment that could significantly change the fundamentals that drive the business's overall strategy.
	Strategic risk	Ineffective, inefficient or inadequate senior management processes for the development and implementation of business strategy in relation to the business environment and the Group's capabilities.

The key financial and non-financial risks and uncertainties faced by the Group, that have been considered by the Group Risk Committee during the year, and our approaches to managing them, are described below.

B.1    Financial risks
a    Market risk
i     Equity risk
In the UK business, most of our equity exposure is incurred in the with-profits fund, which includes a large inherited estate estimated at £6.1 billion as at 31 December 2011 (2010: £6.8 billion), which can absorb market fluctuations and protect the fund's solvency.  The inherited estate itself is partially protected against falls in equity markets through an active hedging policy.

In Asia our shareholder exposure to equities is minimal and is mainly attributed to revenue from unit-linked products. From a capital perspective, we have a small exposure to falling equity markets from the with-profits businesses.

In the US, where we are a leading provider of variable annuities, there are well-understood risks associated with the guarantees embedded in our products.  We provide guaranteed minimum death benefits (GMDB) on substantially all policies in this class, guaranteed minimum withdrawal benefits (GMWB) on a significant proportion of the book, and guaranteed minimum income benefits (GMIB) on only 5 per cent.  To protect the shareholders against the volatility introduced by these embedded options, we use both a comprehensive hedging programme and reinsurance.  The GMIB is no longer offered, with existing coverage being reinsured.

The Jackson IFRS shareholders' equity and US statutory capital are sensitive to the effects of policyholder behaviour on the valuation of GMWB guarantees, but to manageable levels. For example, at 31 December 2011, on two severe stress test scenarios:

A halving in lapses of significantly 'in the money' policies would have given rise to indicative reductions of £200 million in IFRS shareholders' equity and £235 million on US statutory capital, or;

A 10 per cent increase in utilisation by all policyholders would have given rise to indicative reductions of £100 million on IFRS shareholders' equity and £240 million on US statutory capital.

In our variable annuity sales activities, we focus on meeting the needs of conservative and risk averse customers who are seeking reliable income in retirement, and who display little tendency to arbitrage their guarantees.  These customers generally select conservative investment options.  We are able to meet the needs of these customers because of the strength of our operational platform.

It is our philosophy not to compete on price; rather, we seek to sell at a price sufficient to fund the cost we incur to hedge or reinsure our risks and to achieve an acceptable return for shareholders.

We use a macro approach to hedging that covers the risks inherent across the US business.  Within this macro approach we make use of the natural offsets that exist between the variable annuity guarantees and the fixed index annuity book, and then use a combination of OTC options and exchange traded derivatives to hedge the remaining risk, considering significant market shocks and limiting the amount of capital we are putting at risk.  Internal positions are generally netted before any external hedge positions are considered.  The hedging programme also covers the fees on variable annuity guarantees.

Jackson hedges the economics of its products rather than the accounting result.  This focus means that we accept a degree of variability in our accounting results in order to ensure we achieve the appropriate economic result.  Accordingly, while Jackson's hedges are effective on an economic basis, due to different accounting treatment for the hedges and some of the underlying hedged items on an IFRS basis, the reported income effect is more variable.

ii    Interest rate risk
Interest rate risk arises primarily from Prudential's investments in long-term debt and fixed income securities.  Interest rate risk also exists in policies that carry investment guarantees on early surrender or at maturity, where claim values can become higher than the value of backing assets as a result of rises or falls in interest rates.

In the US, there is interest rate risk across the portfolio.  The majority of Jackson's fixed annuity and life liabilities allow for an annual reset of the crediting rate, which provides for a greater level of discretion in determining the amount of interest rate risk to assume.  The primary concerns with these liabilities relate to potential surrenders when rates increase and, in a low interest environment, the minimum guarantees required by state law. For variable annuities, interest rate changes will influence the level of reserves held for certain guaranteed benefits. With its large fixed annuity and fixed index annuity books, Jackson has natural offsets for its variable annuity interest-rate related risks.  Jackson manages interest rate exposure through a combination of interest rate swaps and interest rate options.

In the UK, the investment policy for the shareholder-backed annuity business is to match the annuity payments with the cash flows from investments.  As a result, assets and liabilities are closely matched by duration.  The impact on profit of any residual cash flow mismatching can be adversely affected by changes in interest rates; therefore the mismatching position is regularly monitored. The guarantees written in the with profits business also give rise to some interest rate discounting risk (ie falling rates result in an increase in the cost of guarantees) albeit these impacts are in the first instance absorbed by the with-profits fund and not IFRS shareholders' equity.

The exposure to interest rate risk arising from guarantees in Asia is at modest levels: for some non-unit-linked investment products it may not be possible to hold assets which will provide cash flows to match exactly those relating to policyholder liabilities. This results in a mismatch due to the duration and uncertainty of the liability cash flows and the lack of sufficient assets of a suitable duration. While this residual asset/liability mismatch risk can be managed, it cannot be eliminated.

 iii Foreign exchange risk

Prudential principally operates in the UK, the US, and in 13 countries and territories in Asia and the Middle East.  The geographical diversity of our businesses means that we are inevitably subject to the risk of exchange rate fluctuations.  Prudential's international operations in the US and Asia, which represent a significant proportion of our operating profit and shareholders' funds, generally write policies and invest in assets denominated in local currency.  Although this practice limits the effect of exchange rate fluctuations on local operating results, it can lead to significant fluctuations in our consolidated financial statements when results are expressed in pounds sterling.

We do not generally seek to hedge foreign currency revenues, as these are substantially retained locally to support the growth of the Group's business and meet local regulatory and market requirements.  However, in cases where a surplus arising in an overseas operation supports Group capital or shareholders' interest, this exposure is hedged if it is economically optimal to do so. Currency borrowings, swaps and other derivatives are used to manage exposures.

b    Credit risk
In addition to business unit and Group-wide operational limits on credit risk, we monitor closely our counterparty exposures at Group level, highlighting those that are large or of concern.  Where appropriate, we will reduce our exposure, purchase credit protection or make use of collateral arrangements to control our levels of credit risk.

The Group held the following total investments at 31 December 2011.

	2011				2010
	Participating funds	Unit-linked and variable annuities	Shareholder-backed	Total Group	Total Group
	£bn	£bn	£bn	£bn	£bn
Debt securities	57.2	8.9	58.4	124.5	116.4
Equity	26.0	59.9	1.4	87.3	86.6
Property investments	8.5	0.7	1.6	10.8	11.2
Mortgage loans	1.0	-	4.7	5.7	5.0
Other loans	1.7	-	2.3	4.0	4.3
Deposits	7.2	1.5	2.0	10.7	10.0
Other investments	4.5	0.1	3.0	7.6	5.8
Total	106.1	71.1	73.4	250.6	239.3

The table below presents the balances of investments related to shareholder-backed operations.

	Asia life	UK life	US life	Other	Total
	£bn	£bn	£bn	£bn	£bn
Total shareholder-backed investments	7.1	28.5	34.0	3.8	73.4

Shareholders are not directly exposed to value movements on assets backing participating or unit-linked operations, with sensitivity mainly related to shareholder-backed operations.

i) Debt portfolio

The investments held by the shareholder-backed operations are predominantly debt securities, of which 95 per cent are rated, either externally or internally, as investment grade compared to 95 per cent at 31 December 2010.

The below table presents the balances of debt securities at 31 December 2011.

	2011				2010
	Participating funds	Unit-linked and variable annuities	Shareholder-backed	Total Group	Total Group
	£bn	£bn	£bn	£bn	£bn
Insurance operations
UK	47.6	6.2	24.2	78.0	74.3
US	-	-	27.0	27.0	26.4
Asia	9.6	2.7	5.4	17.7	14.1
Asset management operations	-	-	1.8	1.8	1.6
Total debt securities	57.2	8.9	58.4	124.5	116.4

UK
The UK's debt portfolio on an IFRS basis is £78.0 billion as at 31 December 2011, including £47.6 billion within the UK with-profits fund.  Shareholders' risk exposure to the with-profits fund is limited as the solvency is protected by the large inherited estate.  Outside the with-profits fund there is £6.2 billion in unit-linked funds where the shareholders' risk is limited, with the remaining £24.2 billion backing the shareholders' annuity business and other non-linked business (of which 78 per cent is rated AAA to A, 20 per cent BBB and 2 per cent non-investment grade). The UK shareholder-backed portfolio did not experience any default losses in 2011.

US
The most significant area of exposure to credit risk for the shareholders is Jackson in the US.  At 31 December 2011 Jackson's fixed income debt securities portfolio consisted of:

	2011	2010
Summary	£m	£m

Corporate and government security and commercial loans:
Government	2,163	2,440
Publicly traded and SEC Rule 144A securities	16,281	14,747
Non-SEC Rule 144A securities	3,198	3,044
Total	21,642	20,231
Residential mortgage-backed securities (RMBS)	2,591	2,784
Commercial mortgage-backed securities (CMBS)	2,169	2,375
Other debt securities	620	976
Total US debt securities	27,022	26,366

Of the £19.5 billion of corporate debt 95 per cent is investment grade.  Concentration risk within the corporate debt portfolio is low, with the top ten holdings accounting for approximately 4 per cent of the portfolio.  Our largest sector exposures in the investment grade corporate debt portfolio are Utilities and Energy each at 15 per cent.  We actively manage the portfolio and will sell exposures as events dictate.

Within the RMBS portfolio of £2.6 billion, the portion guaranteed by US government sponsored agencies is 60 per cent.  Another 18 per cent of the portfolio is non-agency prime and Alt-A investments with pre-2006/2007 vintages, where experience has been much more positive than later vintages.  Our exposure to the 2006/2007 vintages totals £343 million of which £337 million is invested in the senior part of the capital structure.  The actual exposure to non-senior 2006/2007 Prime and Alt-A RMBS is only £6 million.  The total RMBS portfolio has an average fair value price of 92 cents on the dollar.

The CMBS portfolio of £2.2 billion is performing strongly, with 35 per cent of the portfolio rated AAA and only 2 per cent rated below investment grade.  The entire portfolio has an average credit enhancement level of 30 per cent.  This level provides significant protection, since it means the underlying collateral has to incur a 30 per cent loss, net of recoveries, before our holding is at risk.

Jackson's debt securities experienced total credit-related losses in 2011 of £52 million (2010: £213 million).  This includes net recoveries on sales of previously impaired bonds of £10 million (2010: loss of £89 million) and IFRS write-downs of £62 million (2010: £124 million).  Of this amount of write-downs, £21 million (2010: £71 million) was in respect of RMBS securities.  In addition to the amounts for debt securities, there were £28 million (2010: £12 million) of write-downs on Jackson's commercial mortgage loan portfolio. In 2011 and 2010 Jackson did not have any defaults in its debt securities portfolio.

The impairment process reflects a rigorous review of every bond and security in our portfolio.  Our accounting policy requires us to book full mark to market losses on impaired securities through our balance sheet.  However, we would expect only a proportion of these losses eventually to turn into defaults, and some of the impaired securities to recover in price over time.

Jackson's net unrealised gains from debt securities was positive £2,057 million at 31 December 2011, compared to positive £1,210 million at 31 December 2010.  The gross unrealised loss position was £246 million at 31 December 2011 (31 December 2010: £370 million).  Gross unrealised losses on securities priced at less than 80 per cent of face value totalled £158 million at 31 December 2011 compared to £224 million at 31 December 2010.

Asia
Asia's debt portfolio totalled £17.7 billion at 31 December 2011.  Of this, approximately 70 per cent was in unit-linked and with-profits funds with minimal shareholders' risk.  The remaining 30 per cent is shareholder exposure and is invested predominantly (73 per cent) in investment grade bonds. For Asia, the portfolio has performed very well, and did not experience any default losses in 2011.

Asset management
The debt portfolio of the Group's asset management operations of £1.8 billion as at 31 December 2011 is principally related to Prudential Capital operations.  Of this amount £1.5 billion were rated AAA to A- by S&P or Aaa by Moody's.

ii) Group shareholder sovereign debt exposure

Sovereign debt represented 16 per cent or £9.2 billion of the debt portfolio backing shareholder business at 31 December 2011. 43 per cent of this was rated AAA and 94 per cent investment grade. Of the Group's holdings in Continental Europe of £690 million, 87 per cent was AAA rated. Prudential's direct exposure to the eurozone is small in the context of our overall balance sheet: Shareholder exposure to the eurozone sovereigns of Portugal, Italy, Ireland, Greece and Spain (PIIGS) is £44 million. The Group does not have any sovereign debt exposure to Greece, Portugal, Ireland or France.

The exposure of the Group's shareholder and with-profits funds to sovereign debt (including credit default swaps that are referenced to sovereign debt) at 31 December 2011 is as follows.

	Shareholder sovereign debt	With-profits sovereign debt
	£m	£m
Continental Europe
Italy	43	52
Spain	1	33
	44	85
Germany	598	602
Other Europe (principally Isle of Man and Belgium)	48	62
	690	749
United Kingdom	3,254	2,801
United States	2,448	2,615
Other, predominately Asia	2,850	332
Total	9,242	6,497

iii) Exposure to bank debt securities

Prudential expects that any second order sovereign credit exposures would most likely be concentrated in the banking sector. The Group's bank exposure is a function of its core investment business, as well as of the hedging and other activity undertaken to manage its various financial risks. Prudential relies on public information, such as the results of the July 2011 European Banking Authority (EBA) stress tests to identify banks with large concentrations of indirect exposure.

Prudential has a range of controls and processes to manage credit exposure. In addition to the control frameworks that cover shareholder and policyholder credit risk within each Business Unit, the Group Credit Risk Committee oversees shareholder credit risk across the Group. The Committee receives comprehensive management information, including details of counterparty and invested credit exposure (including structured credit and loans), secured and unsecured cash balances, top 30 credit exposures, and an analysis of shareholder exposure by industry/country and rating. The Group Risk function also continually monitors the portfolio for emerging credit risks through various tools and processes.

Prudential actively mitigates the level of Group wide credit risk (invested credit and counterparty) through a comprehensive system of hard limits, collateralisation agreements and centrally managed 'watch lists'.

Of the £58.4 billion of debt securities backing shareholder business (excluding holdings attributable to external holders of consolidated unit trusts), 4 per cent or £2.1 billion was in Tier 1 and Tier 2 hybrid bank debt. A further £2.2 billion was in the form of senior debt.

In terms of shareholder exposures to the bank debt of PIIGS, we held £328 million at 31 December 2011. This comprised £107 million of covered bonds, £59 million senior debt, £16 million Tier 1 debt and £146 million Tier 2 debt. There was no direct exposure to Greek banks.

The Group held the following direct exposures to banks' debt securities of shareholder-backed business at 31 December 2011.

	Bank debt securities - shareholder-backed business
	Senior debt			Subordinated debt
	Covered	Senior	Total senior debt	Tier 2	Tier 1	Total subordinated debt	Total
	£m	£m	£m	£m	£m	£m	£m
Portugal	-	24	24	-	-	-	24
Ireland	-	13	13	-	-	-	13
Italy	-	11	11	56	14	70	81
Greece	-	-	-	-	-	-	-
Spain	107	11	118	90	2	92	210
	107	59	166	146	16	162	328
Austria	-	-	-	9	-	9	9
Belgium	-	-	-	-	-	-	-
France	2	34	36	78	35	113	149
Germany	-	28	28	1	-	1	29
Luxembourg	-	-	-	-	-	-	-
Netherlands	-	7	7	81	64	145	152
United Kingdom	228	145	373	615	95	710	1,083
Total Europe	337	273	610	930	210	1,140	1,750
United States	-	1,362	1,362	352	2	354	1,716
Other, predominately Asia	-	246	246	562	33	595	841
Total	337	1,881	2,218	1,844	245	2,089	4,307

In addition to the exposures held by the shareholder-backed business, the Group held the following banks' securities at 31 December 2011 within its with-profits funds.

	Bank debt securities - participating funds
	Senior debt			Subordinated debt
	Covered	Senior	Total senior debt	Tier 2	Tier 1	Total subordinated debt	Total
	£m	£m	£m	£m	£m	£m	£m
Portugal	-	7	7	-	-	-	7
Ireland	-	-	-	-	-	-	-
Italy	-	45	45	49	2	51	96
Greece	5	-	5	-	-	-	5
Spain	137	-	137	1	-	1	138
	142	52	194	50	2	52	246
Austria	-	-	-	-	-	-	-
Belgium	-	-	-	-	-	-	-
France	-	80	80	47	17	64	144
Germany	-	7	7	-	-	-	7
Luxembourg	-	7	7	-	-	-	7
Netherlands	-	80	80	14	28	42	122
United Kingdom	319	385	704	772	74	846	1,550
Total Europe	461	611	1,072	883	121	1,004	2,076
United States	-	1,378	1,378	396	278	674	2,052
Other, predominately	1	384	385	341	20	361	746
Total	462	2,373	2,835	1,620	419	2,039	4,874

iv) Other possible impacts of a eurozone crisis

Other knock on impacts of a eurozone crisis may represent some risk to the Group, both in terms of financial market impact and potential operational issues. These third order exposures are intrinsically more difficult to quantify. However, as well as the monitoring routines noted above, Prudential has also developed tools to identify the Group's exposure to counterparties at risk (including contingent credit exposures), and has in place Group-wide processes to facilitate the management of such risks should they materialise.

In respect of operational risks, we have strong  investment operations, counterparty risk and change management capabilities and we are confident in our ability to manage the transition to a new eurozone regime if events require us to do so.

v) Loans

Of the total Group loans of £9.7 billion at 31 December 2011, the following are held by shareholder-backed operations.

		2011			2010
	Mortgage loans	Other loans	Total	Mortgage loans	Other loans	Total
	£bn	£bn	£bn	£bn	£bn	£bn
Asia insurance operations(i)	-	0.4	0.4	-	0.5	0.5
US insurance operations(ii)	3.6	0.6	4.2	3.6	0.6	4.2
UK insurance operations(iii)	1.1	-	1.1	1.0	-	1.0
Asset management operations(iv)	-	1.3	1.3	-	1.4	1.4
Total loans held by shareholder-backed operations	4.7	2.3	7.0	4.6	2.5	7.1
(i) The majority of Asia insurance operations loans are commercial loans held by the Malaysian operation that are rated investment grade by two local rating agencies.

(ii)   All commercial mortgage loans held by US insurance operations are collateralised by properties. The US commercial mortgage loan portfolio does not include any single-family residential mortgage loans and therefore is not exposed to the risk of defaults associated with residential sub-prime mortgage loans.  Jackson incurred impairments of £28 million on its commercial mortgage book (2010: £12 million). Other loans represents policy loans.

(iii) The majority of mortgage loans held by UK insurance operations are mortgage loans collateralised by properties.
(iv)  Relates to bridging loan finance managed by Prudential Capital.

vi) Counterparty credit risk

The Group enters into a variety of exchange traded and over-the-counter derivative financial instruments, including futures, options, forward currency contracts and swaps such as interest rate swaps, cross-currency swaps, swaptions and credit default swaps.

All over-the-counter derivative transactions, with the exception of some Asian transactions, are conducted under standardised ISDA (International Swaps and Derivatives Association Inc) master agreements and the Group has collateral agreements between the individual Group entities and relevant counterparties in place under each of these market master agreements.

The Group's exposure to derivative counterparty credit risk is subject to the same framework of Group-wide operational limits and monitoring as our invested credit risk. Where appropriate, we will reduce our exposure, purchase credit protection or make use of additional collateral arrangements to control our levels of counterparty credit risk.

c    Insurance risk
The processes of determining the price of our products and reporting the results of our long-term business operations require us to make a number of assumptions.  In common with other industry players, the profitability of our businesses depends on a mix of factors including mortality and morbidity trends, persistency, investment performance, unit cost of administration and new business acquisition expenses.

We continue to conduct rigorous research into longevity risk using data from our substantial annuity portfolio.  The assumptions that Prudential makes about future expected levels of mortality are particularly relevant in its UK annuity business.  The attractiveness of reinsurance is regularly evaluated.  It is used as a risk management tool where it is appropriate and attractive to do so.

Prudential's persistency assumptions reflect recent experience for each relevant line of business, and any expectations of future persistency.  Persistency risk is mitigated by appropriate training and sales processes and managed proactively post sale.  Where appropriate, allowance is also made for the relationship - either assumed or historically observed - between persistency and investment returns, and for the resulting additional risk.

d    Liquidity risk
The parent company has significant internal sources of liquidity which are sufficient to meet all of our expected requirements for the foreseeable future without having to make use of external funding.  In aggregate the Group has £2.1 billion of undrawn committed facilities, expiring between 2013 and 2017.  In addition, the Group has access to liquidity via the debt capital markets.  For example, Prudential plc issued US$550 million perpetual subordinated Tier 1 securities in January 2011.  Prudential also has in place an unlimited commercial paper programme and has maintained a consistent presence as an issuer in this market for the last decade.  Liquidity uses and sources have been assessed at the Group and at a business unit level under base case and stressed assumptions.  The liquidity resources available and the subsequent Liquidity Coverage Ratio (LCR) have been assessed to be sufficient under both sets of assumptions.

B.2 Non-financial risk
Prudential is exposed to operational, business environment and strategic risk in the course of running its businesses.

With regard to operational risk, the Group is dependent on processing a large number of complex transactions across numerous diverse products, and is subject to a number of different legal and regulatory, including tax, regimes.  Prudential also has a significant number of third-party relationships that are important to the distribution and processing of our products, both as market counterparties and as business partners.  This results in reliance upon the operational performance of these outsourcing partners.

Prudential's systems and processes incorporate controls that are designed to manage and mitigate the operational risks associated with its activities.  The Prudential Group Governance Manual was developed to make a key contribution to the sound system of internal control that the Group is expected to maintain under the UK Corporate Governance Code and the Hong Kong Code on Corporate Governance Practices. Group Head Office and business units confirm that they have implemented the necessary controls to evidence compliance with the Manual.

The Group has an operational risk management framework in place that facilitates both the qualitative and quantitative analysis of operational risk exposures.  The output of this framework, in particular management information on key operational risk and control assessments, scenario analysis, internal incidents and external incidents, is reported by the business units and presented to the Group Operational Risk Committee.  This information also supports business decision-making and lessons-learned activities; the ongoing improvement of the control environment; and determination of the adequacy of Prudential's corporate insurance programme.

With regard to business environment risk, the Group has a wide-ranging programme of active and constructive engagement with governments, policymakers and regulators in our key markets and with relevant international institutions.  Such engagement is undertaken both directly and indirectly via trade associations.  The Group has procedures in place to monitor and track political and regulatory developments.  Where appropriate, the Group provides submissions and technical input to officials and others, either via submissions to formal consultations or through interactions with officials.

With regard to strategic risk, both business units and the Group Head Office are required to adopt a forward-looking approach to risk management by performing risk assessments as part of the annual strategic planning process.  This supports the identification of potential threats and the initiatives needed to address them, as well as competitive opportunities.  The impact on the underlying businesses and/or Group-wide risk profile is also considered to ensure that strategic initiatives are within the Group's risk appetite.

Solvency II represents a regulatory risk due to the uncertainty of what the rules will be when finalised, their potential impacts, and the timing of their introduction. The risks are that the Group may not be able to respond sufficiently quickly to the strategic implication of the change given levels of uncertainty around the content and timing; operational risk in terms of the scale and complexity of the delivery and uncertainty over timelines; and the additional capital that the Group may be required to hold.  Solvency II is covered in more detail in the Capital Management section below.

B.3      Risk factors
Our disclosures covering risk factors can be found at the end of this document.

C.  Capital management
C.1 Regulatory capital (IGD)
Prudential is subject to the capital adequacy requirements of the European Union (EU) Insurance Groups Directive (IGD) as implemented by the Financial Services Authority (FSA) in the UK.  The IGD capital adequacy requirements involve aggregating surplus capital held in our regulated subsidiaries, from which Group borrowings, except those subordinated debt issues that qualify as capital, are deducted.  No credit for the benefit of diversification is permitted under this approach.

Our capital position remains strong.  We have continued to place emphasis on maintaining the Group's financial strength through optimising the balance between writing profitable new business, conserving capital and generating cash.  We estimate that our IGD capital surplus is £4.0 billion at 31 December 2011 (before taking into account the 2011 final dividend), with available capital covering our capital requirements 2.75 times.  This compares to a capital surplus of £4.3 billion at the end of 2010 (before taking into account the 2010 final dividend).

The movements during 2011 mainly comprise:

•	Net capital generation mainly through operating earnings (in-force releases less investment in new business, net of tax) of £1.5 billion;

Offset by:

•	Investment market related impacts of £0.6 billion;
•	Final 2010 dividend of £0.4 billion and interim 2011 dividend of £0.2 billion;
•	External financing costs and other central costs, net of tax, of £0.5 billion; and
•	Net impact of £0.1 billion arising from issuance of the $550 million perpetual subordinated Tier 1 securities in January 2011 and repayment of the €500 million subordinated notes in December 2011

We continue to have further options available to us to manage available and required capital.  These could take the form of increasing available capital (for example, through financial reinsurance) or reducing required capital (for example, through the mix and level of new business) and the use of other risk mitigation measures such as hedging and reinsurance.

In addition to our strong capital position, on a statutory (Pillar 1) basis, the total credit reserve for the UK shareholder annuity funds also protects our capital position in excess of the IGD surplus.  This credit reserve as at 31 December 2011 was £2.0 billion.  This credit risk allowance represents 33 per cent of the bond portfolio spread over swap rates, compared to 43 per cent as at 31 December 2010.

Stress testing
As at 31 December 2011, stress testing of our IGD capital position to various events has the following results:

•	An instantaneous 20 per cent fall in equity markets from 31 December 2011 levels would reduce the IGD surplus by £350 million;
•	A 40 per cent fall in equity markets (comprising an instantaneous 20 per cent fall followed by a further 20 per cent fall over a four-week period) would reduce the IGD surplus by £900 million;
•	A 100 bps reduction (subject to a floor of zero) in interest rates would reduce the IGD surplus by £650 million; and
•	Credit defaults of ten times the expected level would reduce IGD surplus by £500 million.

We believe that the results of these stress tests, together with the Group's strong underlying earnings capacity, our established hedging programmes and our additional areas of financial flexibility, demonstrate that we are in a position to withstand significant deterioration in market conditions.

We also use an economic capital assessment to monitor our capital requirements across the Group, allowing for realistic diversification benefits and continue to maintain a strong position.  This assessment provides valuable insights into our risk profile.

C.2 Solvency II
The European Union (EU) is developing a new solvency framework for insurance companies, referred to as 'Solvency II'. The Solvency II Directive, which sets out the new framework, was formally approved by the Economic and Financial Affairs Council in November 2009 and is anticipated to be transposed into local regulations and take effect for supervisors from 2013, with implementation currently anticipated from 2014.  The new approach is based on the concept of three pillars - minimum capital requirements, supervisory review of firms' assessments of risk, and enhanced disclosure requirements.

Specifically, Pillar 1 covers the quantitative requirements around own funds, valuation rules for assets and liabilities and capital requirements.  Pillar 2 provides the qualitative requirements for risk management, governance and controls, including the requirement for insurers to submit an Own Risk and Solvency Assessment (ORSA) which will be used by the regulator as part of the supervisory review process.  Pillar 3 deals with the enhanced requirements for supervisory reporting and public disclosure.

A key aspect of Solvency II is that the assessment of risks and capital requirements are intended to be aligned more closely with economic capital methodologies. Companies may be allowed to make use of internal economic capital models if approved by the local regulator.

The European Parliament is currently discussing the Omnibus II Directive which, once approved, will amend certain aspects of the Solvency II Directive, including the anticipated implementation date as described above. The Omnibus II Directive is expected to be finalised during 2012.

In addition the European Commission is continuing to develop, in consultation with stakeholders including industry, detailed rules that complement the high-level principles in the Solvency II Directive, referred to as 'implementing measures'. These are not expected to be finalised until later in 2012.Further guidance and technical standards are also currently being developed by the European Insurance and Occupational Pensions Authority (EIOPA). These are expected to be subject to a formal consultation and are unlikely to be finalised before early 2013.

There remains significant uncertainty regarding the outcome from this process.  In particular, the Solvency II rules relating to the determination of the liability discount rate and to the treatment of US business remain unclear and Prudential's capital position is sensitive to these outcomes. With reference to the liability discount rate, solutions to remove artificial volatility from the balance sheet have been suggested by policymakers as the regulations continue to evolve. These solutions, along with transitional arrangements for the treatment of the US business, are continuing to be considered by the European Parliament as part of the process to reach agreement on the Omnibus II Directive. There is a risk that the effect of the final measures could be adverse for Prudential, including potentially that a significant increase in capital may be required to support its business and that Prudential may be placed at a competitive disadvantage to other European and non-European financial services groups.  Prudential is actively participating in shaping the outcome through our involvement in industry bodies and trade associations, including the Chief Risk Officer and Chief Financial Officer Forums, together with the Association of British Insurers (ABI) and Insurance Europe (formerly known as the Comité Européen des Assurances).

Having assessed the requirements of Solvency II, an implementation programme was initiated with dedicated teams to manage the required work across the Group.  The activity of the local Solvency II teams is being coordinated centrally to achieve consistency in the understanding and application of the requirements. We are continuing our preparations to adopt the regime when it eventually arrives and are undertaking in parallel an evaluation of the possible actions to mitigate its effects. Prudential regularly reviews its range of options to maximise the strategic flexibility of the Group. This includes consideration of optimising the Group's domicile, including as a possible response to an adverse outcome on Solvency II.

Over the coming months we will be progressing our implementation and remaining in regular contact with the FSA as we continue to engage in the 'pre-application' stage of the approval process for the internal model.

C.3 Capital allocation
Prudential's approach to capital allocation takes into account a range of factors, especially risk adjusted returns on capital, the impact of alternative capital measurement bases (accounting, regulatory, economic and ratings agency assessments), tax efficiency, and wider strategic objectives.

We optimise capital allocation across the Group by using a consistent set of capital performance metrics across all business units to ensure meaningful comparison.  Capital utilisation, return on capital and new business value creation are measured at a product level.  The use of these capital performance metrics is embedded into our decision-making processes for product design and product pricing.

Our capital performance metrics are based on economic capital, which provides a view of our capital requirements across the Group, allowing for realistic diversification benefits.  Economic capital also provides valuable insights into our risk profile and is used both for risk measurement and capital management.

C.4 Risk mitigation and hedging
We manage our actual risk profile against our tolerance of risk.  To do this, we maintain risk registers that include details of the risks we have identified and of the controls and mitigating actions we employ in managing them.  Any mitigation strategies involving large transactions such as a material derivative transaction are subject to review at Group level before implementation.

We use a range of risk management and mitigation strategies.  The most important of these include: adjusting asset portfolios to reduce investment risks (such as duration mismatches or overweight counterparty exposures); using derivatives to hedge market risks; implementing reinsurance programmes to manage insurance risk; implementing corporate insurance programmes to limit the impact of operational risks; and revising business plans where appropriate.

Other corporate information

Products and drivers of insurance operations' profits
Overview of the Group's principal activities
Prudential plc is the holding company of the Prudential Group. The principal activity of our subsidiary operations is the provision of financial services to individuals and businesses in Asia, the US and UK. We offer a wide range of retail financial products and services, and asset management services, throughout these territories. The retail financial products and services principally include life insurance, pensions and annuities as well as collective investment schemes.

Asia
The life insurance products offered by Prudential Corporation Asia include with-profits (participating) and non-participating term, whole life and endowment and unit-linked policies often combined with protection riders and typically with regular premium payments.

In 2011, the new business profit mix in our Asian insurance business was derived 60 per cent (2010: 59 per cent) from health and protection products, 27 per cent (2010: 32 per cent) from unit-linked products and 13 per cent (2010: 9 per cent) from non-linked products.

Unit-linked products combine savings with protection, with the cash value of the policy depending on the value of the underlying unitised funds. Participating products provide savings with protection where the basic sum assured can be enhanced by a profit share (or bonus) from the underlying fund as determined at the discretion of the insurer. Non-participating products offer savings with protection where the benefits are guaranteed or determined by a set of defined market-related parameters. Accident and health products provide mortality or morbidity benefits and include health, disablement, critical illness and accident cover. These products are commonly offered as supplements to main life policies, but can also be sold separately.

Policyholder and insurer share the profits from participating policies (typically in a 90:10 ratio) in the same way as with-profits business in the UK. With unit-linked products, shareholders receive the profits arising from managing the policy, its investments and the insurance risk. Policyholders within the underlying unitised fund receive investment gains. The profits from accident and health and non-participating products come from any surplus remaining after paying policy benefits.

Unit-linked products tend to have higher profits on the EEV basis of reporting than traditional non-linked products, as expenses and charges are better matched and solvency capital requirements are lower. At the end of 2011, we were offering unit-linked products in all markets except Thailand.

In Malaysia and Indonesia, Prudential also offers life insurance policies that are constructed to comply with Islamic principles otherwise known as Takaful. The main principles are policyholders co-operate amongst themselves for the common good, uncertainty is eliminated in respect of subscription and compensation and there is no investment in prohibited areas such as gambling or alcohol.

In addition to the life products described above, we offer mutual fund investment products in India, Taiwan, Japan, Singapore, Malaysia, Hong Kong, Korea, Vietnam and China, thus enabling customers to participate in debt, equity and money market investments. We are also licensed in the United Arab Emirates. Eastspring Investments (our asset management business in Asia) earns a fee based on assets under management.

United States
Jackson's product offerings include variable, fixed and fixed index annuities, as well as life insurance and institutional products.

Annuities
Annuity products are long-term individual retirement products, which offer tax-deferred accumulation on the funds invested until proceeds are withdrawn from the policy.

Fixed annuities are used for asset accumulation in retirement planning and for providing income in retirement and offer flexible payout options. The contract holder pays us a premium, which is credited to the contract holder's account. Periodically, interest is credited to the contract holder's account and administrative charges are deducted. The interest rate may be reset on each contract anniversary, subject to a guaranteed minimum, in line with state regulations. When the annuity matures, the contract holder is paid either the amount in the contract holder account or staggered payments in the form of an immediate annuity - similar to a UK annuity in payment.

Policyholder behaviour is relevant when looking at profits for fixed annuity contracts. The relevant factors are the potential for surrenders when interest rates rise and, in a low interest environment, the influence of the minimum guarantees required by state law. Fixed annuity policies are subject to early surrender charges for the first six to nine years of the contract. In addition, the contract may be subject to a market value adjustment at the time of surrender. During the surrender charge period, the contract holder may cancel the contract for the surrender value. Our profits on fixed annuities come primarily from the spread between the return earned on investments and the interest credited to the contract holder's account, less expenses.

Fixed index annuities are similar to fixed annuities, in that the contract holder pays a premium that is credited to the contract holder's account, and also in that interest is periodically credited to the contract holder's account. An annual minimum interest rate is guaranteed, although actual interest credited may be higher and is linked to an equity index over the product's index option period. Profit comes primarily from the spread between the return earned on investments and the amounts credited to the contract holder's account, less expenses, which include the costs of hedging the equity component of the interest credited to the contract.  The net hedge results are reflected in short-term fluctuations. Fixed index annuities are subject to early surrender charges for the first five to twelve years of the contract. During the surrender charge period, the contract holder may cancel the contract for the surrender value. The fixed index book provides natural offsetting equity exposure to the guarantees issued in connection with our variable annuity products, which allows for efficient hedging of the net equity exposure.

Variable annuities are tax-advantaged, deferred annuities where the rate of return depends upon the performance of the underlying investment portfolio, similar in principle to UK unit-linked products. They are also used for asset accumulation in retirement planning and to provide income in retirement.

The contract holder can allocate the premiums between a variety of variable sub-accounts, with a choice of fund managers and/or guaranteed fixed-rate options. As with a unit-linked fund, the contract holder's premiums allocated to the variable accounts are held separately from Jackson's general account assets. The value of the portion of the separate account allocated to variable sub-accounts fluctuates with the underlying investments. Variable annuity policies are subject to early surrender charges for the first four to nine years of the contract. During the surrender charge period, the contract holder may cancel the contract for the surrender value. Jackson offers one variable annuity that has no surrender charges and also offers a choice of guaranteed benefit options within their variable annuity product portfolio, which customers can elect and pay for. These options include the guaranteed minimum death benefit (GMDB), which guarantees that, upon death of the owner, the beneficiary receives a minimum value regardless of past market performance. These guaranteed death benefits might be expressed as the return of original premium, the highest past anniversary value of the contract, or as the original premium accumulated at a fixed rate of interest. In addition, there are three other types of guarantees: guaranteed minimum withdrawal benefits (GMWB), guaranteed minimum accumulation benefits (GMAB) and guaranteed minimum income benefits (GMIB).

GMWBs provide a guaranteed return of the principal invested by allowing for periodic withdrawals that are limited to a maximum percentage of the initial premium. One version of the GMWBs provides for a minimum annual withdrawal amount that is guaranteed for the contract holder's life without annuitisation. Variations of the GMWBs are offered whereby the guaranteed base can be increased, either through step-ups to a more recent market value of the account, or through bonuses offered if withdrawals are delayed for a particular number of years. Additional charges are assessed for these features. GMABs generally provide a guarantee for a return of a certain amount of principal after a specified period. This benefit was eliminated from Jackson's product offerings in 2011. GMIBs provide for a minimum level of benefits upon annuitisation regardless of the value of the investments underlying the contract at the time of annuitisation.  Jackson stopped offering GMIBs in 2009, with existing coverage being reinsured with an unaffiliated reinsurer.

As the investment return on the separate account assets is attributed directly to the contract holders, Jackson's profit arises from the fees charged on the contracts, less the expenses incurred, which include the costs of hedging and the eventual payment of benefits guarantees. The net hedge results are reflected in short-term fluctuations. In addition to being a profitable book of business in its own right, the variable annuity book also provides an opportunity to utilise the offsetting equity risk among various lines of business to manage in a cost-effective manner our equity exposure. Profits in the variable annuity book of business will continue to be subject to the impact of market movements on both sales and allocations to the variable accounts and the effects of the economic hedging programme. While risk is hedged on an economic basis, the nature and duration of the hedging instruments, which are recorded at fair value through the income statement, will fluctuate and produce some accounting volatility. Management continues to believe that, on a long-term economic basis, the equity exposure remains well managed.

Life insurance
Jackson also sells several types of life insurance including term life, universal life and variable universal life. Term life provides protection for a defined period of time and a benefit that is payable to a designated beneficiary upon the insured's death. Universal life provides permanent individual life insurance for the life of the insured and includes a savings element. Variable universal life is a life insurance policy that combines death benefit protection with the ability for the policyholder account to be invested in type of separate account funds. The Jackson life insurance book has also delivered consistent profitability, driven primarily by favourable mortality experience.

Institutional products
Jackson's institutional products division markets institutional products such as traditional Guaranteed Investment Contracts (GICs), Funding Agreements and Medium Term Note (MTN) funding agreements. The institutional product offerings also include Jackson's funding agreements issued to the Federal Home Loan Bank. Institutional products are distributed directly to investors, through investment banks, or through funding agreement brokers. Jackson sold no institutional products during 2010 or 2009, as available capital was directed to support higher-margin variable annuity sales.  In 2011, Jackson re-entered the institutional market on a limited and selective basis, taking advantage of the high returns available at particular times during the year.

United Kingdom
In common with other UK long-term insurance companies, Prudential UK's products are structured as either with-profits (or participating) products, or non-participating products including annuities in payment and unit-linked products. Depending on the structure, the level of shareholders' interest in the value of policies and the related profit or loss varies.

With-profits policies are supported by a with-profits sub-fund and can be single premium (for example, Onshore Bonds or Flexible Investment Bonds) or regular premium (for example, certain pension products). Prudential UK's primary with-profits sub-fund is part of The Prudential Assurance Company Limited (PAC)'s long-term fund. The return to shareholders on virtually all with-profits products is in the form of a statutory transfer to PAC shareholders' funds. This is analogous to a dividend from PAC's long-term fund, and is dependent upon the bonuses credited or declared on policies in that year. Prudential's with-profits policyholders currently receive 90 per cent of the distribution from the main with-profits sub-fund as bonus additions to their policies, while shareholders receive 10 per cent as a statutory transfer.

The Defined Charge Participating Sub-Fund (DCPSF) forms part of the PAC long-term fund. It is comprised of the accumulated investment content of premiums paid in respect of the defined charge participating with-profits business issued in France and the defined charge participating with-profits business reassured into PAC from Prudential International Assurance plc and Canada Life (Europe) Assurance Ltd. It also includes the portfolio of with-profits annuity policies acquired from Equitable Life in 2007. All profits in this fund accrue to policyholders in the DCPSF.

The profits from almost all of the new non-participating business accrue solely to shareholders. Such business is written in the non-profit sub-fund within PAC's long-term fund, or in various shareholder-owned direct or indirect subsidiaries. The most significant of these is Prudential Retirement Income Limited (PRIL), which also writes all new immediate annuities arising from vesting deferred annuity policies in the with-profits sub-fund of PAC. There is a substantial volume of in-force non-participating business in PAC's with-profits sub-fund and that fund's wholly owned subsidiary Prudential Annuities Limited (PAL), which is closed to new business. Profits from this business accrue to the with-profits sub-fund.

Description of EEV basis reporting
Prudential's results are prepared on two accounting bases - the supplementary EEV basis, and the IFRS basis for the financial statements. Over the life of any given product, the total profit recognised will be the same under either the IFRS or the EEV basis. However, the two methods recognise the emergence of that profit in different ways, with profits emerging earlier under the EEV basis than under IFRS. This section explains how EEV differs from IFRS and why it is used.

In broad terms, IFRS profits for long-term business reflect the aggregate of statutory transfers from UK-style with-profits funds and profit on a traditional accounting basis for other long-term business. By their nature, the products sold by the life insurance industry are long-term, as insurance companies commit to service these products for many years into the future. The profit on these insurance sales is generated over this long-term period. In our view, the result under IFRS does not properly reflect the inherent value of these future profits, as it focuses instead on the amounts accruing to shareholders in the current year.

In May 2004 the CFO Forum, representing the Chief Financial Officers of 19 European insurers, published the European Embedded Value Principles (expanded by the Additional Guidance of EEV Disclosures published in October 2005), that provide consistent definitions, a framework for setting actuarial assumptions, and a more explicit approach to the underlying methodology and disclosures. So for example:

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The allowance for risk is explicit for EEV through: (i) an allowance for the cost of capital (at the higher of economic capital and the local statutory minimum) (ii) stochastic or other appropriate modelling of financial options and guarantees to ensure that an allowance for their cost is irrespective of their value at the balance sheet date, and (iii) an explicit allowance in the risk discount rate for financial and non-financial risks;

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EEV specifically allows for the look-through into profits arising in shareholder service companies, most notably the profit arising in investment management companies from managing the insurance companies funds for covered business;

•	There are extensive disclosures required for EEV on all aspects of the calculations, including the methodology adopted and the analysis of return.

It is thought that the EEV basis not only provides a good indication of the value being added by management in a given accounting period, but also helps demonstrate whether shareholder capital is being deployed to best effect. Indeed insurance companies in many countries use comparable bases of accounting for management purposes.

The EEV basis is a value-based method of reporting in that it reflects the change in value of the business over the accounting period. This value is called the shareholders' funds on the EEV basis which, at a given point in time, is the value of future profits expected to arise from the current book of long-term insurance business plus the net worth of the company. In determining these expected profits, full allowance is made for the risks attached to their emergence and the associated cost of capital, and takes into account recent experience in assessing likely future persistency, mortality and expenses.

The change in value is typically analysed into the following components:

•	the value added from new business sold during the year;
•	the change in value from existing business already in place at the start of the year;
•	short-term fluctuations in investment returns;
•	change in economic assumptions;
•	change in the time value of cost of options and guarantees and economic assumption changes;
•	other items (for example, profit from other Group operations, tax, foreign exchange, exceptional items); and
•	dividends.

The value added from new business - defined as the present value of the future profits arising from new business written in the year - is a key metric used in the management of our business. The change in value of business in force at the start of the year demonstrates how the existing book is being managed. Together, these metrics provide management and shareholders with valuable information about the underlying development of the Group's business and the success or otherwise of management actions.

EEV basis results are prepared by first of all setting 'best estimate' assumptions, by product, for all relevant factors including expenses, surrender levels and mortality. Economic assumptions as to future investment returns and inflation are generally based on a combination of market data and long-term assumptions. These assumptions are used to project future cash flows. The present value of the future cash flows is then calculated using a discount rate which reflects both the time value of money and the risks associated with the cash flows. The risk discount rate is determined by adding a risk margin to the appropriate risk free rate of return. The actual outcome may differ from that projected, in which case the effect will be reflected in the experience variances for that year.

The assumptions used for the EEV basis of accounting are set out in the notes that accompany the supplementary EEV basis information. An indication of the sensitivity of the results to changes in key assumptions is also provided within that information.

Corporate governance

The directors confirm that Prudential has complied with the provisions of the Code on Corporate Governance Practices as set out in Appendix 14 of the Hong Kong Listing Rules throughout the period other than in respect of the Terms of Reference of the Remuneration Committee as regards making recommendations to the Board in respect of the remuneration of the non-executive directors.   It would be inconsistent with the principles of the UK Code for the Remuneration Committee to be involved in setting the fees of non-executive directors.

The Company also confirms that it has adopted a code of conduct regarding securities transactions by directors on terms no less exacting than required by Appendix 10 of the Hong Kong Listing Rules and that the directors of the Company have complied with this code of conduct throughout the period.

The directors also confirm that the financial results contained in this document have been reviewed by the Group Audit Committee.

The directors of Prudential plc confirm that to the best of their knowledge:

The financial statements, prepared in accordance with the applicable set of accounting standards, give a true and fair view of the assets, liabilities, financial position and profit or loss of the Company and the undertakings included in the consolidation taken as a whole; and

The directors' report includes a fair review of the development and performance of the business and the position of the Company and the undertakings included in the consolidation taken as a whole, together with a description of the principal risks and uncertainties that they face.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 13 March 2012

PRUDENTIAL PUBLIC LIMITED COMPANY

By: /s/ Clive Burns

Clive Burns
Head of Group Secretariat